


05005727

FILE NO.
82 - 34708

February 4, 2005

VIA FEDERAL EXPRESS


SEC MAIL
RECEIVED
PROCESSING
FEB 07 2005
WASH, D.C.
202
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V., File No. 82-34708 / Final Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is the final submission being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material submitted in respect of the Company's File No. 82-34708:

1. Mailing to Shareholders and Option Holders of the Company on November 2, 2004 with respect to the tender offer from GFI Energy Ventures for the Company's outstanding stock and employee stock options, including the following material:
   a) Letter from the Chairman of the Board, dated November 2, 2004;
   b) Letter of Transmittal;
   c) Instructions for Tendering Securities; and
   d) Offer to Purchase Statement.
2. Notice to Shareholders and Option Holders sent by e-mail on November 16, 2004;
3. Notice to Shareholders and Option Holders sent by e-mail on December 3, 2004; and
4. Notice to Shareholders and Option Holders sent by e-mail on December 9, 2004.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

PROCESSED
FEB 11 2005
THOMSON
FINANCIAL

continued ....

SPL WORLDGROUP B.V.
525 MARKET STREET, 33RD FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-963-5600 FAX: 415-963-5601 www.splwg.com

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi

Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(39th subm) 2-04-05fdx.com

SHAREOPTIONS@splwg.com
Sent by: Terez Toneff

To:
Subject: Shareholders and Option Holders

12/09/2004 07:48 PM

To the Shareholders and Option Holders
Of SPL WorldGroup B.V.

We are pleased to report that the OCM/GFI Power Opportunities Fund, L.P. and its affiliates have accepted for payment the shares and stock options of SPL WorldGroup B.V. that were validly tendered to The Bank of New York as of the close of the tender offer yesterday, December 8, 2004. The transaction closing process will occur over the course of the next week. We expect that payment for the shares and stock options will be sent in the next week to ten days.


PROCESSING
RECEIVED
FEB 07 2005
202
SECTION




SEC MAIL PROCESSING
RECEIVED
FEB 07 2005
WASH SECTION

November 2, 2004

To: The Stock and Option Holders of SPL WorldGroup B.V.

I am very pleased to announce that SPL WorldGroup B.V. has entered into a Share Tender Agreement with OCM/GFI Power Opportunities Fund, L.P. dated October 15, 2004. GFI is a Los Angeles-based private equity fund that specializes in investing in companies that work with the global utility industry. Under the Share Tender Agreement, GFI has agreed to offer to purchase substantially all the capital stock of SPL, including all outstanding shares of common stock, preferred stock and employee stock options of SPL other than some stock and options held by certain members of our management team. GFI will use an acquisition vehicle named SPL Acquisition S.à R.L. to make the offer. Len Israelstam, SPL's founder, is also a party to the Share Tender Agreement and will act as the shareholder representative in the transaction. We have known GFI for over five years and the SPL Board fully supports the transaction.

The tender price offered by GFI is US$6.88 in cash for each share of common stock and preferred stock and US$6.88 in cash for each option (whether vested or unvested) less the exercise price of the option. In addition, there is a possibility of an additional payment of up to US$0.75 for each share of stock and each option of SPL if SPL meets certain performance standards after closing, although those performance standards will be difficult to achieve. If you tender your stock or options in SPL, you will receive 84.5% of the tender price at the closing. GFI will withhold 15% of the tender price to satisfy offset and indemnification obligations, if any, under the Share Tender Agreement. GFI will also deposit 0.5% of the tender price with an escrow agent to be used by the shareholder representative if he chooses to contest claims on your behalf. If any amount of your tender price remains after satisfying offset and indemnification obligations, if any, that amount will be paid to you in cash. If GFI brings claims against the amounts held back, it must do so by June 30, 2006.

The SPL Board has not taken lightly the decision to recommend the sale of SPL to GFI. We have a wonderful company and wonderful employees and have built a solid reputation with our customers. I am pleased to say that after careful consideration, the SPL Board has unanimously determined that the Share Tender Agreement and the related agreements and transactions are fair to and in the best interests of SPL and to its stock and option holders. The Board also believes that the acquisition will enable SPL to continue to expand its product offerings for the benefit of our customers. The price offered is based on arms-length negotiations between GFI and SPL and the SPL Board recommends that you accept the offer and tender your stock and options in SPL.

GFI is not obligated to actually purchase the tendered stock and options at the end of the tender offer period unless certain conditions are met. For example, GFI is not required to purchase any stock or options unless holders of more than 67% of the outstanding preferred stock of SPL tender their preferred stock, and holders of more than 75% of the outstanding common stock of SPL tender their common stock. Also, as a result of the tender offer, no more than 30 non-tendering holders of stock and/or options can remain, excluding certain members of SPL management. Of course, GFI can waive any of these conditions but there is no requirement that they do so.

If you wish to tender your common stock, preferred stock or options of SPL, please carefully follow the detailed instructions on the enclosed sheet entitled Instructions for Tendering Securities. Once you have filled out the proper forms and gathered the appropriate identification documents, please fax the forms and documents promptly to The Bank of New York, which is acting as the paying agent and coordinating the closing of the transaction, at the following fax number: +1 315-414-3130 or +1 315-414-3100. If you do not have access to a fax machine, you can also mail the documents to The Bank of New York by registered or certified mail at the appropriate address specified in the enclosed Letter of Transmittal.

Sincerely,

Trevor Winer
Chairman of the Board

Enclosures

LETTER OF TRANSMITTAL

To Tender Shares of
Series A Common Stock, Series B Common Stock, Series C Common Stock
Series A Preferred Stock, Series B Preferred Stock
and Options to purchase Shares of Series B Common Stock
of

SPL Worldgroup B.V.

pursuant to the Offer to Purchase
dated November 2, 2004
by

SPL Acquisition S.à R.L.,

an affiliate of

OCM/GFI Power Opportunities Fund, L.P.


SEC MAIL
RECEIVED
PROCESSING
FEB 0 7 2005
WASH. D.C.
202
SECTION

THE OFFER WILL EXPIRE AT 5:00 P.M., SAN FRANCISCO, CALIFORNIA TIME, ON DECEMBER 3, 2004, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH TIME, AS THE OFFER MAY BE EXTENDED OR EARLIER TERMINATED, IS REFERRED TO AS THE "EXPIRATION TIME").

The Paying Agent for the Offer is:

The Bank of New York

By Regular Mail:	*By Registered or Certified Mail or Overnight Delivery:*	*By Facsimile Transmission:*
The Bank of New York P.O. Box 396 East Syracuse, NY 13057 Attn: CT TR Redemptions	The Bank of New York 111 East Sanders Creek Parkway Corporate Trust Redemptions East Syracuse, NY 13057	1-315-414-3130 or 1-315-414-3100

For information, call:

1-800-254-2826

Delivery of this letter of transmittal to an address other than as set forth above, or transmission of instructions via facsimile, other than as set forth above will not constitute a valid delivery. The instructions contained herein should be read carefully before this letter of transmittal is completed.

By executing this letter of transmittal, the undersigned acknowledges receipt of the offer to purchase dated November 2, 2004 (as the same may be supplemented, amended or modified from time to time, the "Offer to Purchase"), and this letter of transmittal and instructions hereto, which together constitute an offer (the "Offer") by SPL Acquisition S.à R.L., a Luxembourg private limited company (the "Purchaser") to purchase for cash the stock and options of SPL Worldgroup B.V., a Dutch private company with limited liability (the "Company") described in the Offer to Purchase. Terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

This letter of transmittal is to be properly completed and duly executed by holders tendering Securities (as defined hereafter) pursuant to the Offer to Purchase.

A holder, other than a Management Holder (as defined in the Offer to Purchase), tendering Securities with this letter of transmittal must tender all of the Securities owned by such holder. Partial tenders or tenders of fewer than all Securities owned by a holder, other than a Management Holder, will be considered a tender of all Securities owned by such holder.

The Offer to Purchase does not constitute an offer to purchase any Securities in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such Offer under applicable securities or "blue sky" or other laws.

To: SPL Acquisition S.à R.L.

And to: Paying Agent

The undersigned hereby tenders to you the Securities described below, and irrevocably accepts the Offer for such Securities. No alternative, conditional or contingent tenders will be accepted.

BOX A		
DESCRIPTION OF TENDERED SECURITIES		
Name(s) and Address(es) of Holder(s)		
Series of Securities	**Number of Shares Beneficially Owned**	**Number of Shares Tendered****
Series A Common Stock		
Series B Common Stock		
Series C Common Stock		
Series A Preferred Stock		
Series B Preferred Stock		
	Description of Options	**Number of Options Tendered****
Options to Purchase Series B Common Stock	If you hold Options, see the enclosed description of your holdings.	
** To be completed ONLY by Management Holders tendering fewer than all of their Securities.		

BY SIGNING AND SUBMITTING THIS LETTER OF TRANSMITTAL TO THE PAYING AGENT, EACH HOLDER, OTHER THAN A MANAGEMENT HOLDER, WILL BE DEEMED TO HAVE TENDERED ALL SHARES AND OPTIONS OWNED BY SUCH HOLDER.

The information in Box A above was provided to us by the Company and reflects the information in the Company's books.

If Shares or Options, as applicable, are registered in different names, separate letters of transmittal must be executed covering each name.

NOTE: SIGNATURES MUST BE PROVIDED BELOW.
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

The undersigned hereby tenders to Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, receipt of which is hereby acknowledged, and in accordance with this letter of transmittal, the above described shares of Series A Common Stock, Series B Common Stock, Series C Common Stock, Series A Preferred Stock and Series B Preferred Stock of the Company (collectively, the "Shares") and options to purchase shares of Series B Common Stock of the Company (the "Options", and together with the Shares, the "Securities").

By executing this letter of transmittal, and subject to, and effective upon, acceptance for purchase of, and payment for, the Securities, tendered herewith pursuant to the terms and conditions of the Offer to Purchase, the undersigned irrevocably sells, assigns, and transfers to or upon the order of Purchaser all right, title and interest in and to all the Securities tendered hereby. The undersigned hereby acknowledges that the undersigned will not be entitled to any dividends, profits, return of capital, preference payments or any other payments with respect to the tender or sale of the Securities, except in the case of Series A Preferred Stock, as set forth herein and pursuant to Section 6.4 of the Share Tender Agreement, and hereby waives any and all rights to receive any such payment. The undersigned waives all other rights with respect to the Securities and releases and discharges Purchaser and its affiliates from any and all claims the undersigned may have now or may have in the future arising out of, or related to, the Securities.

The undersigned hereby (i) makes the representations and warranties set forth in Article IV of the Share Tender Agreement, which representations and warranties are incorporated herein by this reference, (ii) agrees to the offset and indemnification provisions of Section 7.9 of the Share Tender Agreement, which offset and indemnification provisions are incorporated herein by this reference, including, but not limited to, the appointment of Lenard Sidney Israelstam as representative ("Representative") and, in the event that as of June 30, 2006, the holder is entitled to a payment pursuant to Section 1.4 of the Share Tender Agreement, to Representative's right, in his sole discretion with no liability whatsoever to the Company, the Purchasers (as defined in the Share Tender Agreement) or any current or former stockholder of the Company, to make use of the amount of such payment, or any portion thereof, to settle, defend or otherwise handle (in his sole discretion) Company Contested Claims (as defined in the Share Tender Agreement), whether such amount is used for travel expenses, attorney's fees, advisor fees or otherwise in connection with settling or defending such Company Contested Claim, and (iii) acknowledges and agrees to all other provisions in the Share Tender Agreement relating to or affecting the rights or obligations of such holder.

If the tendering holder is a party to the Company's Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000 (the "2000 Shareholders Agreement"), the undersigned hereby consents and agrees, effective upon the acceptance for payment by Purchaser of the Securities tendered pursuant to the Offer, as follows:

(a) Sections 5.1, 5.2 and 5.3 of the 2000 Shareholders Agreement, and the requirements, prohibitions and procedures specified in such sections, including any "Pre-emption Rights" set forth on Schedule 3 thereto or any other rights of any holders of Securities thereunder, shall be waived and shall not apply with respect to any transfer of Securities in connection with the Offer and the transactions contemplated by the Share Tender Agreement.

(b) Section 5.4 of the 2000 Shareholders Agreement shall be deleted in its entirety.

(c) Section 5.5 of the 2000 Shareholders Agreement shall be amended (i) to remove the requirement that the offer described in such section be "irrevocable", (ii) to add an exception to the requirement that the offer be for "all" of the Shares (as defined therein) to provide that an Offeror (as defined therein) may exclude from the offer Shares and/or options to purchase Shares held by each Management Holder representing up to fifty percent (50%) of the value assigned thereto in the Share Tender Agreement and (iii) to amend the language that reads "90% or more of the issued Shares" to read "75% or more of the issued Shares and Preferred, taken together, held by parties to this Agreement".

(d) Sections 5.5.1 and 5.5.2 of the 2000 Shareholders Agreement shall be amended so that each reference to "Shares" reads "Shares, Preferred and any options to purchase Shares or Preferred".

(e) Sections 5.6 and 5.7 of the 2000 Shareholders Agreement shall be deleted in their entirety.

(f) Section 6 of the 2000 Shareholders Agreement shall be deleted in its entirety.

(g) Any other revision, replacement, deletion or other amendment or waiver of any other provision of the 2000 Shareholders Agreement necessary or desirable to consummate the transactions contemplated by the Offer to Purchase, Share Tender Agreement or this letter of transmittal may be made or entered into, as reasonably determined by the Company.

If the tendering holder is a party to the Company's Series B Preferred Stock Purchase Agreement dated April 3, 1998, the undersigned hereby consents and agrees, effective upon the acceptance for payment by Purchaser of the Securities tendered pursuant to the Offer, (a) Sections 3A, 3B, 3C, 3D and 3I thereof shall be deleted in their entirety and (b) any other revision, replacement, deletion or other amendment or waiver of any other provision of such agreement necessary or desirable to consummate the transactions contemplated by the Offer to Purchase, Share Tender Agreement or this letter of transmittal may be made or entered into, as reasonably determined by the Company.

If the tendering holder is a party to the Company's Series A Preferred Stock and Warrant Purchase Agreement dated February 11, 1997, the undersigned hereby consents and agrees, effective upon the acceptance for payment by Purchaser of the Securities tendered pursuant to the Offer, (a) Sections 3A, 3B, 3C, 3D, 3E and 3K thereof shall be deleted in their entirety and (b) any other revision, replacement, deletion or other amendment or waiver of any other provision of such agreement necessary or desirable to consummate the transactions contemplated by the Offer to Purchase, Share Tender Agreement or this letter of transmittal may be made or entered into, as reasonably determined by the Company.

If the tendering holder is a party to the Company's Series A Preferred Stock and Warrant Purchase Agreement dated October 31, 1996, the undersigned hereby consents and agrees, effective upon the acceptance for payment by Purchaser of the Securities tendered pursuant to the Offer, (a) Sections 3A, 3B, 3C, 3D and 3J thereof shall be deleted in their entirety, and (b) any other revision, replacement, deletion or other amendment or waiver of any other provision of such agreement necessary or desirable to consummate the transactions contemplated by the Offer to Purchase, the Share Tender Agreement or this letter of transmittal may be made or entered into, as reasonably determined by the Company.

If the tendering holder is a Management Holder, the undersigned hereby agrees that such Management Holder shall enter into a security holders agreement among the Company, the Purchaser, OCM/GFI Power Opportunities Fund, L.P., and other stockholders party thereto, with respect to the Securities.

The undersigned hereby irrevocably constitutes and appoints the Paying Agent the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the Paying Agent also acts as the agent of Purchaser) with respect to such Securities, with full powers of substitution (such power of

attorney being deemed to be an irrevocable power coupled with an interest), to (i) present all evidences of transfer and authenticity to, or transfer ownership of such Securities on the books maintained by the Company to, or upon the order of, Purchaser, (ii) present such Securities for transfer of ownership on the books of Purchaser, and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Securities, all in accordance with the terms of and conditions to the Offer to Purchase.

The undersigned hereby appoints each of the lawyers, civil law notaries and candidate civil law notaries of Baker & McKenzie, Amsterdam N.V., The Netherlands and each of the lawyers of Clifford Chance Limited Liability Partnership, Amsterdam, The Netherlands, and each of them individually, as its attorney with the right of substitution (recht van substitutie) (the "Attorneys", and each of them an "Attorney"), to represent the holder in respect of the following: (a) to sign the notarial deed of transfer (notariële akte van levering) of shares in the capital of SPL Worldgroup B.V. by the holder to SPL Acquisition S.à R.L.; (b) to make any necessary amendments and/or additions to the notarial deed of transfer as the Attorney might deem useful or necessary; and (c) to sign the necessary deeds and documents and furthermore to do all and everything the Attorney might deem useful or necessary in connection therewith. The undersigned hereby covenants and agrees to indemnify and to hold harmless each of the Attorneys and any persons designated hereunder from and against any liability they or any one of them might incur for any steps taken in connection with the power of attorney set forth in this paragraph (the "Deed Transfer Power of Attorney"). This Deed Transfer Power of Attorney is governed by the laws of The Netherlands and shall expire on March 31, 2005.

The undersigned acknowledges and agrees that a tender of the Securities, pursuant to any of the procedures described in the Offer to Purchase and in the instructions hereto and an acceptance of such Securities by Purchaser will constitute a binding agreement between the undersigned and Purchaser upon the terms and subject to the conditions of the Offer to Purchase.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign, and transfer the Securities tendered hereby, and that when such tendered Securities are accepted for purchase and payment by Purchaser, Purchaser will acquire good title thereto, free and clear of all liens, restrictions, charges, and encumbrances and not subject to any adverse claim or right. The undersigned will, upon request, execute and deliver any additional documents deemed by the Paying Agent or by Purchaser to be necessary or desirable to complete the sale, assignment, and transfer of the Securities tendered hereby.

The undersigned understands that the Offer will expire at 5:00 p.m., San Francisco, California time, on December 3, 2004, unless extended or earlier terminated by Purchaser in its sole discretion.

No authority conferred or agreed to be conferred by this letter of transmittal shall be affected by, and all such authority shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

Payment will be made in the form of a check or, at the election of the undersigned, via wire transfer. If the holder elects to receive payment via wire transfer, the undersigned understands that a wire transfer fee of US$25.00 will be deducted from the payment amount in connection with the wire transmission. The wire transfer will be made in accordance with the instructions in the "Special Wire Transfer Instructions" box. Payment by wire transfer will be made only to an account in the exact legal name of the record holder(s) of the Securities listed under "Description of Tendered Securities". If the wire transfer instructions provided are incomplete, are to an account other than an account in the exact legal name of the record holder(s) or are otherwise insufficient to allow the Paying Agent to make the wire transfer based on such instructions, the Purchaser may, at its sole discretion, cause payment to be made by check.

Unless otherwise indicated herein under "Special Delivery Instructions", the undersigned hereby request(s) that checks, if any, for payment made in connection with the Offer be delivered to the undersigned. In the event that the "Special Delivery Instructions" box is completed, the undersigned hereby requests that checks for payments of the tender offer consideration be delivered to the person(s) at the address so indicated. The undersigned recognizes that Purchaser has no obligation pursuant to the "Special Delivery Instructions" box to transfer any Securities from the name of the registered holder(s) thereof.

For purposes of the Offer to Purchase, the undersigned understands that Purchaser will be deemed to have accepted for purchase validly tendered Securities (or defectively tendered Securities with respect to which Purchaser has waived such defect) if, as, and when Purchaser gives oral (later confirmed in writing) or written notice thereof to the Paying Agent.

The undersigned understands that, notwithstanding any other provision of the Offer, Purchaser's obligations to accept for purchase, and to pay the applicable tender offer consideration for Securities validly tendered and so accepted pursuant to such Offer are subject to, and conditioned upon, the satisfaction of, or Purchaser's waiver of, the conditions described in the Offer to Purchase.

The undersigned understands that under certain circumstances and subject to certain conditions set forth in the Offer to Purchase, Purchaser will not be required to accept for purchase any of the Securities tendered. Purchaser reserves the right, in its sole discretion, to waive or modify any one or more of the conditions to the Offer in whole or in part at any time with respect to any or all series of Shares or Options as set forth in the Offer to Purchase, and accept for payment any or all of those Securities which have been validly tendered for purchase, in which event the holders thereof will receive the applicable tender offer consideration notwithstanding the failure of such condition.

The undersigned understands that the delivery and surrender of the Securities is not effective, and the risk of loss of the Securities does not pass to the Paying Agent, until receipt by the Paying Agent of this letter of transmittal, or a facsimile of this letter of transmittal, properly completed and duly executed, together with all accompanying evidences of authority and any other required documents in form satisfactory to Purchaser. All questions as to form of all documents and the validity (including time of receipt) and acceptance of tenders of Securities will be determined by Purchaser in its sole discretion, which determination shall be final and binding.

The undersigned understands that Purchaser will withhold 15% of the gross amount payable to holders to satisfy specified offset and indemnification obligations, if any, and will deposit 0.5% of the gross amount payable to holders with an escrow agent for use by the Representative to satisfy, in his sole discretion, certain obligations on behalf of the holders. In each case, the amounts will be withheld on a pro rata basis, in accordance with each holder's proportion of the aggregate payment. Any remaining portions of the funds withheld by Purchaser and remaining portions of the escrow fund will be paid to holders no later than June 30, 2006 (subject to the retention of amounts needed to satisfy unresolved claims by the Purchaser against the holders and subject to a three-month period for the Representative to contest any claims by the Purchaser against the holders). Such remaining amounts will be paid to holders on a pro rata basis, in accordance with each holder's proportion of the aggregate payment, except to the extent a holder has an individual indemnification obligation to the Purchaser. To the extent that a holder's contact information changes following the submission of this Letter of Transmittal and prior to the payment, if any, of withheld amounts, the undersigned must forward such information to the Company to ensure that any remaining funds are promptly returned to the undersigned once available for payment.

BOX B

SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 6)

To be completed **ONLY** if a check for payment is to be delivered to someone other than the person or persons whose signature(s) appear(s) within this letter of transmittal or to such person or persons at an address different from that shown in the box entitled "Description of Tendered Securities" within this letter of transmittal.

Deliver Payment:

Name: ______________________________
(Please Print)

Address: ______________________________

____
(Include Zip Code and Country)

____
(Tax Identification or Social Security Number, if a U.S. Holder (as defined below)

BOX C

SPECIAL WIRE TRANSFER INSTRUCTIONS
(See Instruction 7)

To be completed **ONLY** if the payment is to be made by wire transfer. Please note that if you elect to receive your payment via wire transfer, you will be charged a wire transfer fee of US$25.00, which will be deducted from the amount you receive as payment for your Securities.

Bank Name: ______________________________
(Please Print)

Bank Address: ______________________________

____
(Include Zip Code and Country)

Routing Number: ______________________________

Account Number: ______________________________

Name on the Account: ______________________________

Other Reference: ______________________________

BOX D

PLEASE SIGN HERE
(To be completed by all tendering holders)

The completion, execution and delivery of this letter of transmittal will be deemed to constitute delivery of the Shares and/or Options specified herein.

This letter of transmittal must be signed by the registered holder(s) exactly as their name(s) appear(s) on the Company's books listing such holder(s) as the owner(s) of such Shares and/or Options. If signature is by trustees, executors, administrators, guardians, attorney-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such person must set forth his or her full title below under "Capacity" and submit evidence satisfactory to Purchaser of such person's authority to act. See Instruction 5 below.

X____

X____
Signature(s) of Registered Holder(s) or Authorized Signatory

Date: ____________________________, 200__

Name(s): ____________________________

Address: ____________________________

____
(Please provide name and address information, if blank, or correct the information provided, to the extent necessary.)

Country Code, City Code and Telephone Number: ____________________________

Capacity (full title): ____________________________

Tax Identification or Social Security No. (if a U.S. Holder): ____________________________

BOX E

ADDITIONAL BUSINESS INFORMATION REQUIRED*

(To be completed by the tendering holder if such holder is an entity)

Type of Entity: ______________________________

Jurisdiction of Incorporation: ______________________________

Registered Office: ______________________________
(Address, City and Country)

Registration Number (if available): ______________________________

Principal Place of Business: ______________________________

*This information is required from all tendering entities for purposes of effecting the transfer of the Shares in The Netherlands, the home jurisdiction of the Company.

BOX F

ADDITIONAL PERSONAL INFORMATION REQUIRED*

(To be completed by individuals who are tendering Shares pursuant to the Offer)

Date and Place of Birth: ______________________________

Marital Status: ______________________________

Nationality: ______________________________

Passport Number**: ______________________________

*This information is required from all individuals who are tendering Shares, for purposes of effecting the transfer of the Shares in The Netherlands, the home jurisdiction of the Company.

**An individual holder tendering Shares pursuant to the Offer must submit a copy of such holder's passport or, if unavailable, a state identification document or driver's license containing such holder's signature, along with this letter of transmittal.

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1. *Delivery of this Letter of Transmittal.* To tender Securities in the Offer, a properly completed and duly executed copy or facsimile of this letter of transmittal and any other documents required by this letter of transmittal, must be received by the Paying Agent at its addresses set forth herein or via facsimile transmission at the numbers set forth herein, before the Expiration Time in order to receive the tender offer consideration. The method of delivery of this letter of transmittal and all other required documents to the Paying Agent is at the election and risk of holders. If such delivery is by mail, it is suggested that holders use properly insured registered mail, return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Time to permit delivery to the Paying Agent before such time. Except as otherwise provided below, the delivery will be deemed made when actually received or confirmed by the Paying Agent. This letter of transmittal should be sent only to the Paying Agent, not to Purchaser or the Company.

2. *Restriction on Partial Tenders.* A tendering holder, other than a Management Holder, must tender all Securities owned by such holder for acceptance. By signing and submitting this Letter of Transmittal to the Paying Agent, each holder who is not a Management Holder will be deemed to have tendered all Shares and/or Options owned by such holder. A partial tender or tender of fewer than all Securities owned by a holder, other than a Management Holder, will be deemed a tender of all Securities owned by such holder.

A Management Holder may tender fewer than all of such Management Holder's Securities by indicating the number(s) of Shares and/or Options tendered under the columns labeled "Number of Shares Tendered" and "Number of Options Tendered" in the box entitled "Description of Tendered Securities" in this letter of transmittal.

3. *Minimum Conditions to the Offer.* Notwithstanding any other provision of the Offer, Purchaser will not be required to accept the Securities for payment, and may amend or terminate the Offer, if certain minimum conditions have not been satisfied or waived, including but not limited to the valid tender pursuant to the Offer of (i) all of the outstanding shares of Series A Preferred Stock; (ii) more than 67% of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock considered together as a class; (iii) more than 75% of all outstanding Shares; and (iv) a sufficient number of Shares and Options such that there would be no more than 30 individuals and entities holding Shares and Options (excluding Purchaser and the Management Holders) immediately following consummation of the Offer.

In addition, the Offer is conditioned upon certain government or regulatory approvals being obtained, and upon the expiration, termination or waiver of certain waiting periods, including the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

4. *Waiver of Conditions.* Purchaser expressly reserves the right, in its sole discretion, to waive any of the conditions to the Offer in the case of any Securities tendered, in whole or in part, at any time and from time to time.

5. *Signatures on this Letter of Transmittal.* If this letter of transmittal is signed by the registered holder(s) of the Securities tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the books of the Company without any change whatsoever.

If any of the Securities tendered hereby are owned of record by two or more joint owners, all such owners must sign this letter of transmittal.

If this letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Purchaser of their authority so to act must be submitted, unless waived by Purchaser.

6. *Special Delivery Instructions.* Tendering holders should indicate in the applicable box or boxes the name and address to which checks for payment of the tender offer consideration to be made in connection with the Offer are to be sent, if different from the name and address of the person signing this letter of transmittal. If no instructions are given, payment will be sent to the holder of such Securities tendered at the address in the Company's books.

7. *Special Wire Transfer Instructions.* Indicate in the "Special Wire Transfer Instructions" box the bank, routing and account information, and any other instructions necessary to complete payment by wire transfer. The name on the account designated in your wire transfer instructions must match the exact legal name of the record holder(s) of the Securities listed under "Description of Tendered Securities". You will be charged a wire transfer fee of US$25.00, which will be deducted from the amount you receive as payment for your Securities. If the wire transfer instructions provided are incomplete, are to an account other than an account in the exact legal name of the record holder(s) or are otherwise insufficient to allow the Paying Agent to make the wire transfer based on such instructions, the Purchaser may, at its sole discretion, cause payment to be made by check.

8. *Irregularities.* All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Securities will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Alternative, conditional or contingent tenders will not be considered valid. Purchaser reserves the absolute right to reject any or all tenders of Securities that are not in proper form or the acceptance of which would, in Purchaser's opinion, be unlawful. Purchaser also reserves the right to waive any defects, irregularities or conditions of tender as to particular Shares or Options. Purchaser's interpretations of the terms and conditions of the Offer (including the instructions in this letter of transmittal) will be final and binding. Any defect or irregularity in connection with tenders of Securities must be cured within such time as Purchaser determines, unless waived by Purchaser. Tenders of Securities shall not be deemed to have been made until all defects or irregularities have been waived by Purchaser or cured. None of Purchaser, the Paying Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of Securities, or will incur any liability to holders for failure to give any such notice.

9. *Requests for Assistance or Additional Copies.* Questions and requests for assistance should be directed to the Paying Agent at the addresses, facsimile numbers and telephone number that appear at the end of this letter of transmittal. Additional copies of the Offer to Purchase, this letter of transmittal, and other documents may be obtained from the Paying Agent, whose addresses, facsimile numbers and telephone number appear at the end of this letter of transmittal.

10. *Substitute Form W-9.* Each tendering holder (or other payee) who is a citizen or resident of the United States (a "U.S. Holder") is required to provide the Paying Agent with the holder's correct taxpayer identification number ("TIN"), generally the holder's social security or federal employer identification number, on Substitute Form W-9, which is provided under "Important Tax Information" below, and to certify that the holder (or other payee) is not subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the tendering U.S. Holder (or other payee) to penalties imposed by the Internal Revenue Service and 28% federal income tax backup withholding on any payment. The box in Part 3 of the Substitute Form W-9 may be checked if the tendering U.S. Holder (or other payee) has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Paying Agent is not provided with a TIN by the time of payment, the Paying Agent will withhold 28% on all such payments, if any, until a TIN is provided to the Paying Agent.

11. *Governing Law.* Any disputes arising under or relating to the Offer, the Offer to Purchase, this Letter of Transmittal, any of the agreements related to the transactions contemplated hereby, or any of the transactions contemplated hereby or thereby, will be governed by and construed in accordance with the laws of the State of Delaware without regard to rules respecting conflicts of laws.

12. *Jurisdiction, Venue and Service of Process.* In any action or proceeding arising under or relating to the Offer, this letter of transmittal, the Share Tender Agreement, any of the agreements related to the Offer and related transactions, or any of the transactions contemplated hereby or thereby, the tendering holder agrees to (i) consent and submit to the exclusive jurisdiction of any state or federal court sitting in the County of Los Angeles, California, (ii) waive any objection that such holder may have had at any time to the laying of such venue of any such proceedings brought in any such court, (iii) waive any claim that such proceedings have been brought in an inconvenient forum and (iv) further waive the right to object with respect to such proceedings that such court does not have any jurisdiction over such holder. The tendering holder agrees that refusal to accept service of process properly given in accordance with applicable Law shall be deemed acceptance of such service of process. The agreements contained in this Section 12 apply no matter what the form of action, whether in rem, in personam, or any other, or whether based on any statute, rule, regulation or other Law (as defined in the Share Tender Agreement) now existing or hereinafter enacted.

IMPORTANT TAX INFORMATION

This discussion summarizes United States federal income tax considerations and does not address the income tax requirements for holders of Securities who are not U.S. Holders. THE TAX REQUIREMENTS AND CONSEQUENCES TO EACH HOLDER WILL DEPEND UPON THE JURISDICTION IN WHICH SUCH HOLDER RESIDES AND ON SUCH HOLDER'S PARTICULAR SITUATION. ALL HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO THEM.

Special tax consequences not described herein or in the Offer to Purchase may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers, holders who are not U.S. Holders and holders who acquired their Securities through the exercise of an employee stock option or otherwise as compensation.

Under United States federal income tax law, a holder that is a United States citizen or resident whose tendered Securities are accepted for payment is required to provide the Paying Agent with such holder's current TIN on Substitute Form W-9 below, or, alternatively, to establish another basis for an exemption from backup withholding. If such holder is an individual, the TIN is his or her social security number. If the Paying Agent is not provided with the correct TIN, the holder or other payee may be subject to penalties imposed by the Internal Revenue Service. In addition, any payment made to such holder or other payee with respect to Securities purchased pursuant to the Offer to Purchase may be subject to a 28% backup withholding tax.

Certain holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions for U.S. Holders. In order for a foreign individual to qualify as a exempt recipient, that holder must submit to the Paying Agent a properly completed Internal Revenue Service Form W-8BEN (a "Form W-8"), signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 and the related instructions are included in this letter of transmittal.

If backup withholding applies, the Paying Agent is required to withhold 28% of any payment made to the holder or other payee. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax

withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W-9

To prevent backup withholding on any payment made to a U.S. Holder with respect to Securities purchased pursuant to the Offer to Purchase, the holder is required to notify the Paying Agent of the holder's current TIN (or the TIN of any other payee) by completing the form below, certifying (i) that the TIN provided on Substitute Form W-9 is correct (or that such holder is awaiting a TIN), (ii) either that (A) the holder is exempt from backup withholding, (B) the holder has not been notified by the Internal Revenue Service that the holder is subject to backup withholding as a result of failure to report all interest or dividends or (C) the Internal Revenue Service has notified the holder that the holder is no longer subject to backup withholding, and (iii) that the holder is a U.S. person.

What Number to Give the Paying Agent

A U.S. Holder is required to give the Paying Agent the TIN (e.g., social security number or federal employer identification number) of the registered owner of the Securities. If the Securities are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

TO BE COMPLETED BY ALL U.S. HOLDERS OF SHARES OR OPTIONS

PAYER'S NAME: SPL ACQUISITION S.À R.L.,

Name (If in joint names, list first and circle the name of the person or entity whose number you enter in Part 1)

Business Name (if different from above)

Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership ☐ Other ▶ ____ ☐ Exempt from backup withholding

SUBSTITUTE FORM W-9 **Department of the Treasury Internal Revenue Service** **Payer's Request for Taxpayer Identification Number ("TIN") and Certifications**	**Part I** – PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	____________ Social Security Number(s) OR ____________ Employer Identification Number(s)
	Part 2 – Certification – Under penalty of perjury, I certify that: (1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued for me); (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. person (including a U.S. resident alien).	**Part 3** – Awaiting TIN ☐
	Certification Instructions – You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. SIGNATURE:____________________ DATE:______________	

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN PENALTIES IMPOSED BY THE INTERNAL REVENUE SERVICE AND BACKUP WITHHOLDING OF 28% OF ANY CASH PAYMENTS MADE TO YOU PURSUANT TO THE OFFER TO PURCHASE. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

NOTE: YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF THE SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalty of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 28% of all reportable cash payments payable to me thereafter will be withheld until I provide a taxpayer identification number to the payer and that, if I do not provide any taxpayer identification number within sixty days, such retained amounts shall be remitted to the IRS as backup withholding.

SIGNATURE:______________________________ DATE:____________________

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. The taxpayer identification number for an individual is the individual's Social Security number. Social Security numbers have nine digits separated by two hyphens: e.g., 000-00-0000. The taxpayer identification number for an entity is the entity's Employer Identification number. Employer Identification numbers have nine digits separated by only one hyphen: e.g., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the name and SOCIAL SECURITY Number of —
1. An individual's account	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee (1)
b. So-called trust account that is not a legal or valid trust under State law	The actual owner (1)
5. Sole proprietorship account or single-member limited liability company	The owner (3)

For this type of account:	Give the name and EMPLOYER IDENTIFICATION Number of —
6. A valid trust, estate or pension trust	The legal entity (4)
7. Corporate account or limited liability company electing corporate status on Form 8832	The corporation
8. Partnership account held in the name of the business or multi-member limited liability company	The partnership
9. Association, club or other tax-exempt organization	The organization
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agriculture program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's Social Security number.

(3) You must show your individual name, but you may also enter the name of the business or the "doing business as" name. Either the Social Security number or the Employer Identification number may be used (if you have one).

(4) List first and circle the name of the legal trust, estate or pension trust. Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE: IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Section references are to the Internal Revenue Code.

Obtaining a Number

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

To complete the Substitute Form W-9, if you do not have a taxpayer identification number, write "Applied For" in the space for the taxpayer identification number in Part 1, sign and date the Form, and give it to the requester. If the requester does not receive your taxpayer identification number within 60 days, backup withholding, if applicable, will begin and will continue until you furnish your taxpayer identification number to the requester.

Payees Exempt from Backup Withholding

The following is a list of payees exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in (1) through (13) and a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except that a corporation that provides medical and health care services or bills and collects payments for such services is not exempt from backup withholding or information reporting. Only payees described in items (2) through (6) are exempt from backup withholding for barter exchange transactions, patronage dividends, and payments by certain fishing boat operators.

(1) A corporation.
(2) An organization exempt from tax under section 501(a), or an individual retirement plan ("IRA"), or a custodial account under 403(b)(7), if the account satisfies the requirements of section 401(f)(2).
(3) The United States or any of its agencies or instrumentalities.
(4) A State, the District of Columbia, a possession of the United States, or any of its political subdivisions or instrumentalities.
(5) A foreign government or any of its political subdivisions, agencies or instrumentalities.
(6) An international organization or any of its agencies or instrumentalities.
(7) A foreign central bank of issue.
(8) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
(9) A futures commission merchant registered with the Commodity Futures Trading Commission.
(10) A real estate investment trust.
(11) An entity registered at all times during the year under the Investment Company Act of 1940.
(12) A common trust fund operated by a bank under section 584(a).
(13) A financial institution.
(14) A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc., Nominee List.
(15) A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends generally not subject to backup withholding include the following:

- Payments to nonresident aliens subject to withholding under section 1441.
- Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident partner.
- Payments of patronage dividends not paid in money.
- Payments made by certain foreign organizations.

- Payments made to a nominee.

Payments of interest generally not subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals. **Note:** You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
- Payments of tax-exempt interest (including exempt interest dividends under section 852).
- Payments described in section 6049(b)(5) to nonresident aliens.
- Payments on tax-free covenant bonds under section 1451.
- Payments made by certain foreign organizations.
- Mortgage interest paid by you.

Payments that are not subject to information reporting are also not subject to backup withholding. For details see sections 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A and 6050N, and the regulations under those sections.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER. WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Privacy Act Notice

Section 6109 requires you to give your correct taxpayer identification number to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. You must provide your taxpayer identification number whether or not you are qualified to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) **Penalty for Failure to Furnish Taxpayer Identification Number.** If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information with respect to Withholding.** If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

FILE NO.
82 - 34708

Form **W-8BEN**

(Rev. December 2000)

Department of the Treasury
Internal Revenue Service

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

▶ Section references are to the Internal Revenue Code. ▶ See separate instructions.
▶ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Do not use this form for: **Instead, use Form:**

- A U.S. citizen or other U.S. person, including a resident alien individual . . . W-9
- A person claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States . . . W-8ECI
- A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions) . . . W-8ECI or W-8IMY
- A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions) . . . W-8ECI or W-8EXP

Note: *These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.*

- A person acting as an intermediary . . . W-8IMY

Note: *See instructions for additional exceptions.*

Part I Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner

2 Country of incorporation or organization

3 Type of beneficial owner: ☐ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Grantor trust ☐ Complex trust ☐ Estate ☐ Government ☐ International organization ☐ Central bank of issue ☐ Tax-exempt organization ☐ Private foundation

4 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address.**

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

5 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

6 U.S. taxpayer identification number, if required (see instructions) ☐ SSN or ITIN ☐ EIN

7 Foreign tax identifying number, if any (optional)

8 Reference number(s) (see instructions)

Part II Claim of Tax Treaty Benefits (if applicable)

9 **I certify that (check all that apply):**

a ☐ The beneficial owner is a resident of ....within the meaning of the income tax treaty between the United States and that country.

b ☐ If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c ☐ The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e ☐ The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10 **Special rates and conditions** (if applicable—see instructions): The beneficial owner is claiming the provisions of Article ....of the treaty identified on line 9a above to claim a ....% rate of withholding on (specify type of income):..............................

Explain the reasons the beneficial owner meets the terms of the treaty article: ....

....

Part III Notional Principal Contracts

11 ☐ I have provided or will provide a statement that identifies those notional principal contracts from which the income is **not** effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

- I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,
- The beneficial owner is not a U.S. person,
- The income to which this form relates is not effectively connected with the conduct of a trade or business in the United States or is effectively connected but is not subject to tax under an income tax treaty, **and**
- For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here ▶ .... Signature of beneficial owner (or individual authorized to sign for beneficial owner) .... Date (MM-DD-YYYY) .... Capacity in which acting

Instructions for Form W-8BEN


Department of the Treasury
Internal Revenue Service

(Rev. January 2003)

(Use with the December 2000 revision of Form W-8BEN.)

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

Section references are to the Internal Revenue Code unless otherwise noted.

General Instructions

Note: *For definitions of terms used throughout these instructions, see* ***Definitions*** *on pages 2 and 3.*

A change to note. We added **Nonresident alien who becomes a resident alien** to the instructions for line 10 on page 5. This new section requires the use of Form W-9 in certain circumstances. See page 5 for details.

Purpose of form. Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:

- Interest (including certain original issue discount (OID));
- Dividends;
- Rents;
- Royalties;
- Premiums;
- Annuities;
- Compensation for, or in expectation of, services performed;
- Substitute payments in a securities lending transaction; or
- Other fixed or determinable annual or periodical gains, profits, or income.

This tax is imposed on the gross amount paid and is generally collected by withholding on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.

If you receive certain types of income, you must provide Form W-8BEN to:

- Establish that you are not a U.S. person;
- Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided; and
- If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.

You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding for certain types of income that are not subject to foreign-person withholding. Such income includes:

- Broker proceeds.
- Short-term (183 days or less) original issue discount (OID).
- Bank deposit interest.
- Foreign source interest, dividends, rents, or royalties.
- Proceeds from a wager placed by a nonresident alien individual in the games of blackjack, baccarat, craps, roulette, or big-6 wheel.

You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.

A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.

Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding) or the backup withholding rate.

Note: *For additional information and instructions for the withholding agent, see the* ***Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.***

Who must file. You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.

Do not use Form W-8BEN if:

- You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use **Form W-9,** Request for Taxpayer Identification Number and Certification.
- You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.
- You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide **Form 8233,** Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or **Form W-4,** Employee's Withholding Allowance Certificate.
- You are receiving income that is effectively connected with the conduct of a trade or business in the United

States. Instead, provide **Form W-8ECI,** Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See **Change in circumstances** below.

- You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide **Form W-8EXP,** Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (for example, income from commercial activities).
- You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide **Form W-8IMY,** Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.
- You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.
- You are a withholding foreign partnership or a withholding foreign trust. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner's, beneficary's, or owner's distributive share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.
- You are acting as an intermediary (that is, acting not for your own account, but for the account of others as an agent, nominee, or custodian). Instead, provide Form W-8IMY.

Giving Form W-8BEN to the withholding agent. Do not send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment or who credits your account. Give Form W-8BEN to the person requesting it before the payment is made to you or credited to your account. If you do not provide this form, the withholding agent may have to withhold at a 30% rate (foreign-person withholding) or backup withholding rate. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a Form W-8BEN for each different type of income. Generally, a separate Form W-8BEN must be given to each withholding agent.

Note: *If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.*

Change in circumstances. If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you **must** file a new Form W-8BEN or other appropriate form.

If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.

If you become a U.S. citizen or resident after you submit Form W-8BEN, you are no longer subject to the 30% foreign-person withholding rate. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.

Expiration of Form W-8BEN. Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2003, remains valid through December 31, 2006. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See the instructions for line 6 on page 4 for circumstances under which you **must** provide a U.S. TIN.

Definitions

Beneficial owner. For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial ownership is determined as if the payment were income.

Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the

partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.

The beneficial owner of income paid to a foreign estate is the estate itself.

Note: *A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% foreign-person withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9.*

Foreign person. A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident alien individual. Any individual who is not a citizen or resident of the United States is a nonresident alien individual. An alien individual meeting either the "green card test" or the "substantial presence test" for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See **Pub. 519,** U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

Note: *Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.*

Flow-through entity. A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder's jurisdiction.

Hybrid entity. A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See the instructions for line 9c on page 5.

Reverse hybrid entity. A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See the instructions for line 9c on page 5.

Fiscally transparent entity. An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded entity. A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

Amounts subject to withholding. Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

Withholding agent. Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

Specific Instructions

Note: *A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give Form W-8BEN to a withholding agent only for income for which **no** treaty benefit is being claimed.*

Part I

Line 1. Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the

foreign single owner should inform the withholding agent of this fact. This may be done by including the name and account number of the disregarded entity on line 8 (reference number) of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.

Line 2. If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for "not applicable").

Line 3. Check the **one** box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (for example, corporation, partnership, trust, estate, etc.) under U.S. tax principles. **Do not** check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you **must** check the "Partnership" or "Disregarded entity" box. If you are a sole proprietor, check the "Individual" box, not the "Disregarded entity" box.


CAUTION

Only entities that are tax-exempt under section 501 should check the "Tax-exempt organizations" box. Such organizations should use Form W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.

Line 4. Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country's income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. **Do not** show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

Line 5. Enter your mailing address only if it is different from the address you show on line 4.

Line 6. If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get **Form SS-5** from a Social Security Administration (SSA) office or, if in the United States, you may call the SSA at 1-800-772-1213. Fill in Form SS-5 and return it to the SSA.

If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). **To apply for an ITIN,** file **Form W-7** with the IRS. It usually takes 4-6 weeks to get an ITIN.

Note: *An ITIN is for tax use only. It does not entitle you to social security benefits or change your employment or immigration status under U.S. law.*

If you are not an individual or you are an individual who is an employer or who is engaged in a U.S. trade or business as a sole proprietor, you must enter an employer identification number (EIN). If you do not have an EIN, you should apply for one on **Form SS-4,** Application for Employer Identification Number. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter **your** EIN.

You **must** provide a U.S. taxpayer identification number (TIN) if you are:

1. Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans, or
2. A foreign grantor trust with 5 or fewer grantors, or
3. Claiming benefits under an income tax treaty.

However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:

- Dividends and interest from stocks and debt obligations that are actively traded;
- Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);
- Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and
- Income related to loans of any of the above securities.

Note: *You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.*

Line 7. If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

Line 8. This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use line 8 for a referencing number or code that will make the association clear. A beneficial owner may use line 8 to include the number of the account for which he or she is providing the form. A foreign single owner of a disregarded entity may use line 8 to inform the withholding agent that the account to which a payment is made or credited is in the name of the disregarded entity (see instructions for line 1 starting on page 3).

Part II

Line 9a. Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.

Line 9b. If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed in the line 6 instructions above applies.

Line 9c. An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it **(a)** derives the item of income for which the treaty benefit is claimed and **(b)** meets the limitation on benefits provisions contained in the treaty, if any.

An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity's jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if **(a)** the interest holder is not fiscally transparent in its jurisdiction with respect to the item of income and **(b)** the entity is considered to be fiscally transparent under the laws of the interest holder's jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.

If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder's jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder's Form W-8BEN with a Form W-8IMY completed by the entity.

Note: *An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.*

To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS Web Site at **www.irs.gov**.

Note: *If you are an entity that derives the income as a resident of a treaty country, you may check this box if the applicable income tax treaty does not contain a "limitation on benefits" provision.*

Line 9d. If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on **(a)** U.S. source dividends paid to you by another foreign corporation or **(b)** U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a "qualified resident" of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation ("branch interest") and other applicable rules.

In general, a foreign corporation is a qualified resident of a country if one or more of the following applies:

- It meets a 50% ownership and base erosion test.
- It is primarily and regularly traded on an established securities market in its country of residence or the United States.
- It carries on an active trade or business in its country of residence.
- It gets a ruling from the IRS that it is a qualified resident.

See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.


CAUTION

If you are claiming treaty benefits under an income tax treaty entered into force after December 31, 1986, ***do not*** *check box 9d. Instead, check box 9c.*

Line 9e. Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year exceeds $500,000. Additionally, you must file **Form 8833,** Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

Line 10

Line 10 must be used **only** if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See **Scholarship and fellowship grants** below for more information.

Additional examples of persons who should complete this line are:

1. Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.
2. Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.
3. Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.

This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. The individual must use Form W-9 to claim the tax treaty benefit. See the instructions for Form W-9 for more information. Also see **Nonresident alien student or researcher who becomes a resident alien** on page 6 for an example.

Scholarship and fellowship grants. A nonresident alien student (including a trainee or business apprentice) or researcher who receives noncompensatory scholarship or fellowship income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. **No Form W-8BEN is required unless a treaty benefit is being claimed.** A nonresident alien student or researcher who receives compensatory scholarship or fellowship income must use

Form 8233 to claim any benefits of a tax treaty that apply to that income. The student or researcher must use Form W-4 for any part of such income for which he or she is not claiming a tax treaty withholding exemption. **Do not** use Form W-8BEN for compensatory scholarship or fellowship income. See **Compensation for Dependent Personal Services** in the Instructions for Form 8233.

Note: *If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income (including compensatory scholarship or fellowship income)* ***from the same withholding agent,*** *you may use Form 8233 to claim a tax treaty withholding exemption for part or all of* ***both*** *types of income.*

Completing lines 4 and 9a. Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on line 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on line 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.

Completing line 10. You must complete line 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty.

Nonresident alien student or researcher who becomes a resident alien. You must use Form W-9 to claim an exception to a saving clause. See **Nonresident alien who becomes a resident alien** on page 5 for a general explanation of saving clauses and exceptions to them.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would complete Form W-9.

Part III

If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.

Part IV

Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or officer of the beneficial owner. If Form W-8BEN is completed by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. **Form 2848,** Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.

Broker transactions or barter exchanges. Income from transactions with a broker or a barter exchange is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.

You are an exempt foreign person for a calendar year in which: **(a)** you are a nonresident alien individual or a foreign corporation, partnership, estate, or trust; **(b)** you are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and **(c)** you are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

Paperwork Reduction Act Notice. We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.

You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.

The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: **Recordkeeping,** 5 hr., 58 min.; **Learning about the law or the form,** 3 hr., 46 min.; **Preparing and sending the form to IRS,** 4 hr., 2 min.

If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can write to the Tax Forms Committee, Western Area Distribution Center, Rancho Cordova, CA 95743-0001. **Do not** send Form W-8BEN to this office. Instead, give it to your withholding agent.

In order to tender, a holder should send or deliver a properly completed and signed letter of transmittal and any other required documents to the Paying Agent at the address set forth below.

Any questions or requests for assistance or for additional copies of the Offer to Purchase, this letter of transmittal or related documents may be directed to the Paying Agent at its telephone number set forth below. A holder may also contact such holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Paying Agent for the Offer is:

The Bank of New York

By Regular Mail:

The Bank of New York
P.O. Box 396
East Syracuse, NY 13057
Attn: CT TR Redemptions

By Registered or Certified Mail or Overnight Delivery:

The Bank of New York
111 East Sanders Creek Parkway
Corporate Trust Redemptions
East Syracuse, NY 13057

By Facsimile Transmission:

1-315-414-3130 or
1-315-414-3100

For information, call:

1-800-254-2826


FILE NO.
82-34708
SEC MAIL
RECEIVED
PROCESSING
FEB 07 2005
202
SECTION

INSTRUCTIONS FOR TENDERING SECURITIES

If you wish to tender Securities in the Offer, please complete the following portions of the Letter of Transmittal. See the Instructions beginning on page [illegible] for details.

A. Box A on Page 3: Complete your name and address in the first field of the table, if blank. If you are not a Management Holder (as defined in the enclosed materials), you do _not_ need to complete the other fields in the table because you will be deemed to tender all Securities held by you. If you are a Management Holder, you must complete the other fields in the table.

B. Box B on Page 8: Provide any special delivery instructions. This only needs to be completed if the proceeds should be sent to a person other than you.

C. Box C on Page 8: Provide wire transfer instructions if you would like your proceeds sent by wire; otherwise, you will receive a check.

D. Box D on page 9: Sign with the name of the registered holder exactly as it appears on the books of the Company and complete the other information requested. Note: *if you are signing on behalf of the registered holder of the Securities, you may be required to submit additional documentation* (see Instruction 5).

E. Box E on page 10 (*for entities only*): If you are tendering Shares, provide the requested information. If you are only tendering Options, you do _not_ need to provide this information.

F. Box F on Page 10 (*for individuals only*): If you are tendering Shares, provide the requested information. Note: _you must provide a copy of your passport or state identification document containing your signature_. If you are only tendering Options, you do _not_ need to provide this information.

G. Page 15 (*for U.S. Holders only*): Complete and sign the Substitute Form W-9.

H. Page 19 (*for non U.S. Holders only*): Complete and sign the Form W-8BEN if required.

I. Fax the Letter of Transmittal (including **page 3**, **page 9** and any other pages you have completed) and other requested documentation to The Bank of New York at +1 315 414 3130 or +1 315 414 3100. If you do not have access to a fax, you may send the documents by mail (we recommend insured registered mail, return receipt requested). The fax number and address of The Bank of New York are set forth on the cover page of the Letter of Transmittal. **We encourage you to transmit your package as soon as you have made your decision. The package must be received by The Bank of New York no later than 5:00 P.M., San Francisco, California time on December 3, 2004.**

FILE NO.
82 - 34708

SHAREOPTIONS@splwg.com
Sent by: Terez Toneff

11/16/2004 07:36 PM

To:
Subject: Shareholders and Option Holders of SPL WorldGroup B.V.

To the Shareholders and Option Holders of SPL WorldGroup B.V.

OCM/GFI Power Opportunities Fund, L.P. has launched a tender offer to purchase the shares and stock options of SPL WorldGroup B.V., which offer is supported by SPL's Board of Directors. The tender offer materials have been mailed to the registered address of each stockholder and option holder of SPL. Included here is a courtesy copy of the tender offer materials [use link to database]. The Letter of Transmittal and the Instructions for Tendering Securities are files that may be downloaded for your convenience. The Offer to Purchase is **not** downloadable but may be reviewed on-line. Please review the tender offer materials carefully. If you wish to participate in the tender offer, please follow the instructions stated on the Instructions for Tendering Securities and return your required paperwork promptly. The tender offer materials contain confidential information and should not be circulated to third parties, other than to your professional advisers who may advise you concerning your participation in the tender offer.

- Link to database:
http://www.splwg.com/private/shareholders.asp

- The database is password sensitive please use the following password to access your documents: SPLSHARE

- Please address any questions to SHAREOPTIONS@splwg.com



SEC MAIL PROCESSING
RECEIVED
FEB 07 2005
WASH. D.C.
202
SECTION

SHAREOPTIONS@splwg.com
Sent by: Terez Toneff

12/03/2004 06:02 PM

To:
Subject: Shareholders and Option Holders

To the Shareholders and Option Holders
of SPL WorldGroup B.V.:

This is to notify you that OCM/GFI Power Opportunities Fund, L.P. has extended the expiration date of the tender offer for the shares and stock options of SPL WorldGroup B.V. until Wednesday, December 8, 2004 at 12:00 P.M. (noon) San Francisco time. Other than the extended expiration date, the terms and conditions of the extended tender offer remain identical to those stated in the Offer Statement dated November 2, 2004, which was sent to you.

The paying agent for the tender offer is The Bank of New York. Copies of the Offer Statement, the related transmittal letter and other tender offer materials may be obtained by contacting The Bank of New York at +1-315-414-3107 or +1-800-254-2826.

If you intend to tender shares or options, we urge you to submit your fully complete and signed paperwork to The Bank of New York as soon as possible, and in no event later than the expiration time of the tender offer.



Offer To Purchase For Cash
Shares of
Series A Common Stock, Series B Common Stock, Series C Common Stock, Series A Preferred Stock, Series B Preferred Stock and Options to purchase Shares of Series B Common Stock

of

SPL Worldgroup B.V.

by

SPL Acquisition S.à R.L.,

an affiliate of

OCM/GFI Power Opportunities Fund, L.P.


SEC MAIL PROCESSING
RECEIVED
FEB 0 7 2005
WASH, D.C. 202 SECTION

THE OFFER WILL EXPIRE AT 5:00 P.M, SAN FRANCISCO, CALIFORNIA TIME, ON DECEMBER 3 2004, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH TIME, AS THE OFFER MAY BE EXTENDED OR EARLIER TERMINATED, IS REFERRED TO AS THE "EXPIRATION TIME").

SPL Acquisition S.à R.L., a Luxembourg private limited company (the "Purchaser"), hereby offers to purchase for cash shares of Series A common stock, 0.12 NLG par value per share, of SPL Worldgroup B.V., a Dutch private company with limited liability (the "Company") ("Series A Common Stock"), shares of Series B common stock, 0.12 NLG par value per share, of the Company ("Series B Common Stock"), shares of Series C common stock, 0.12 NLG par value per share, of the Company ("Series C Common Stock" and, collectively with Series A Common Stock and Series B Common Stock, the "Common Stock"), shares of Series A preferred stock, 0.12 NLG par value per share, of the Company ("Series A Preferred Stock"), shares of Series B preferred stock, 0.12 NLG par value per share, of the Company ("Series B Preferred Stock" and, together with Series A Preferred Stock, the "Preferred Stock", and the Preferred Stock together with the Common Stock, the "Shares") and options to purchase shares of Series B Common Stock ("Options", and together with the Shares, the "Securities"), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), other than certain Securities held by the members of the Company's management team who are listed in Schedule I to this Offer to Purchase (the "Management Holders").

The Offer is conditioned upon, among other things, the satisfaction or waiver of certain conditions to the obligations of Purchaser to consummate the transactions contemplated by the Share Tender and Exchange Agreement dated October 15, 2004 (the "Share Tender Agreement"), attached hereto as Exhibit A including, but not limited to, receipt of not less than specified minimum numbers of tenders for certain classes of Shares.

The Board of Managing Directors of the Company (the "Board") has determined that the Share Tender Agreement and the related agreements and transactions contemplated thereby, including the Offer, are fair to and in the best interests of the Company and the holders of the Securities. The price offered for the Shares and for the Options is based on an arms-length negotiation between Purchaser and the Company. The Board recommends that holders of the Securities accept the Offer and tender their Securities.

IMPORTANT

Holders of Securities desiring to tender such Securities should complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, and mail or deliver it and any other required documents to the Paying Agent. Holders having Securities registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such Securities.

Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials, may be directed to the Paying Agent at the addresses, facsimile numbers and telephone number set forth on the back cover of this Offer to Purchase. A holder of Securities may also contact such holder's broker, dealer, commercial bank or trust company for assistance concerning the Offer.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER LIKE REGULATORY AUTHORITY IN ANY COUNTRY OR JURISDICTION NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER LIKE REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IN THE UNITED KINGDOM, THIS DOCUMENT IS BEING DISTRIBUTED ONLY TO AND IS DIRECTED AT PERSONS WHO HOLD SHARES AND/OR OPTIONS OVER SHARES IN THE COMPANY AND IN RELATION TO THE SALE OF A BODY CORPORATE WITHIN ARTICLE 62 OF THE FINANCIAL SERVICES AND MARKETS ACT OF 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (THE "RELEVANT PERSONS"). THIS DOCUMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS DOCUMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. ANY PERSON WHO IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS DOCUMENT OR ANY OF ITS CONTENTS. THIS DOCUMENT MUST NOT BE DISTRIBUTED, PUBLISHED, REPRODUCED OR DISCLOSED (IN WHOLE OR IN PART) BY RECIPIENTS TO ANY OTHER PERSON.

IN AUSTRALIA, THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER REGULATED BY CHAPTER 6 (TAKEOVERS) OR 6D (FUNDRAISING) OF THE AUSTRALIAN CORPORATIONS ACT 2001 (CTH). ACCORDINGLY, IT DOES NOT COMPRISE A PROSPECTUS, A REGULATED DISCLOSURE DOCUMENT OR A TAKEOVER STATEMENT FOR THE PURPOSES OF THOSE CHAPTERS AND THE PROTECTIONS AVAILABLE UNDER THOSE CHAPTERS ARE NOT APPLICABLE TO THIS DOCUMENT. THIS DOCUMENT IS NOT INTENDED TO PROVIDE THE SOLE BASIS OF ANY FINANCIAL BUSINESS EVALUATION OF ITS CONTENTS. RECIPIENTS OF THIS DOCUMENT SHOULD NOT CONSTRUE IT AS TAXATION, LEGAL OR INVESTMENT ADVICE AND SHOULD CONDUCT THEIR OWN INDEPENDENT INVESTIGATIONS AND ANALYSIS REGARDING ITS CONTENTS. NEITHER THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION NOR THE AUSTRALIAN STOCK EXCHANGE HAS AUTHORISED ITS ISSUE AND NEITHER TAKES RESPONSIBILITY FOR ITS CONTENT.

The Paying Agent for the Offer is:

The Bank of New York

By Regular Mail:

The Bank of New York
P.O. Box 396
East Syracuse, NY 13057
Attn: CT TR Redemptions

By Registered or Certified Mail or Overnight Delivery:

The Bank of New York
111 East Sanders Creek Parkway
Corporate Trust Redemptions
East Syracuse, NY 13057

By Facsimile Transmission:

1-315-414-3130 or

1-315-414-3100

For information call:
1-800-254-2826

The date of this Offer to Purchase is November 2, 2004

TABLE OF CONTENTS

Letter To the Holders of Securities of SPL Worldgroup B.V.:

We are offering to purchase for cash all outstanding shares of Series A Common Stock, Series B Common Stock, Series C Common Stock, Series A Preferred Stock, Series B Preferred Stock and Options of the Company, other than certain Securities of Management Holders. If you are not listed on Schedule I to this Offer to Purchase and have not been contacted separately regarding your status as a Management Holder, you are not a Management Holder. Unless the context indicates otherwise, as used herein, references to "you" or "holder" means holders of Securities and "we" or "us" means the Purchaser. We urge you to carefully read the Offer to Purchase and any documents referred to elsewhere in the Offer to Purchase and Letter of Transmittal because the information in this letter is not complete and may not contain all the information that is important to you.

The Offer is being made pursuant to the terms of the Share Tender Agreement, and is conditioned upon a number of factors set forth in this Offer to Purchase under "The Tender Offer—Conditions of the Offer". The Board of Managing Directors of the Company has determined that the Offer and the related agreements and transactions contemplated hereby and thereby are fair to, and in the best interests of, the Company and holders of the Securities and recommends that holders of the Securities accept the Offer and tender their Securities.

We are offering a cash payment of US$6.88 per share (the "Price Per Share") for Shares, regardless of class or series; for Options, we are offering the Price Per Share multiplied by the number of shares issuable upon exercise in full of the Option, minus the aggregate cash exercise price payable upon exercise in full of the Option (the "Spread Value"). Certain withholding and escrow amounts will be deducted from the payments for both Shares and Options, as described in this Offer to Purchase. Pursuant to the terms of the Share Tender Agreement, we are also obligated to pay an earn-out payment (the "Earn-Out Payment") of up to US$0.75 per share if the Company is able to achieve specified revenue milestones. See "Questions and Answers—How much are you offering to pay and what is the form of payment?" and "Special Factors—Earn-Out Payment". All references to "$" or "US$" in the Offer to Purchase mean United States dollars.

The Offer will expire at 5:00 P.M., San Francisco, California time, on December 3, 2004, unless extended or earlier terminated.

You are hereby notified that in the event that all of the Securities we are seeking are not tendered, the Company will, to the extent permitted pursuant to Section 5.5 of the 2000 Shareholders Agreement (as defined hereafter), exercise its drag-along rights with respect to the Securities that are subject to the terms of the 2000 Shareholders Agreement. The parties to such agreement who do not tender their Securities will be obligated to sell their Securities once the Offer has been accepted by the requisite percentage of holders of the Securities. The Company, which has authority under the 2000 Shareholders Agreement, will accept the Offer on behalf of holders who are parties to that agreement and will complete all necessary documentation in connection with the Offer, including the Letter of Transmittal. See "Special Factors—Drag-Along Notice".

Sincerely,

SPL Acquisition S.à R.L.

SUMMARY TERM SHEET

The following is a brief summary of the material terms of the Offer and some of the questions you, as a holder, may have, together with the answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and any documents referred to elsewhere in this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete and may not contain all the information that is important to you

QUESTIONS AND ANSWERS ABOUT THE OFFER

1. Who is offering to buy my Securities?

Our name is SPL Acquisition S.à R.L. We are a Luxembourg private limited company and an affiliate of OCM/GFI Power Opportunities Fund, L.P., a limited partnership organized under the laws of Delaware (the "Fund"). We were formed for the purpose of making a tender offer for the Securities of the Company; however, we and the Fund may employ an affiliated acquisition entity to purchase the Securities tendered pursuant to the Offer.

2. What Securities are being sought in the Offer?

We are seeking to purchase all of the Company's outstanding shares of Series A Common Stock, Series B Common Stock, Series C Common Stock, Series A Preferred Stock, Series B Preferred Stock and Options to purchase shares of Series B Common Stock, other than certain Securities held by Management Holders.

We will not accept tenders of fewer than all Securities owned by a holder, other than a Management Holder. If we receive a signed Letter of Transmittal from a holder, other than a Management Holder, such holder will be deemed to have tendered all Securities owned by such holder, even if the signed Letter of Transmittal purports to tender fewer than all Securities owned by such holder. See "Special Factors—Restriction on Partial Tenders".

3. How will my Options be treated in connection with the Offer?

We are offering to purchase both vested and unvested Options. Generally, unvested Options owned by holders will not be accelerated in connection with the Offer. However, if unvested Options are tendered, the holders tendering such Options will receive payment for the Options as if such Options were fully vested.

If you are a Management Holder, your Options will be accelerated in full concurrently with, and contingent upon, the consummation of the Offer. Additionally, if you are a holder of Options and the terms of such Options provide that the Offer will serve as a triggering event for the acceleration of your Options, then your Options will be accelerated in full concurrently with, and contingent upon, the consummation of the Offer.

We will not accept any Options that expire before the consummation of the tender offer. If you hold Options that will expire prior to the consummation of the tender offer, you may, to the extent permitted by the terms of such Options and applicable law, exercise such Options in order to obtain Shares to be tendered in accordance with the terms of the Offer.

4. If I decide not to tender, how will the Offer affect my Securities?

If all of the conditions to the Offer are either satisfied, fulfilled or, where permitted, waived, we will have acquired more than 75% of all outstanding Shares. We will then amend certain corporate documents, including the 2000 Shareholders Agreement (as defined hereafter), as set forth in the Letter of Transmittal and under "Special Factors—Amendments to Company Documents". To the extent that we have not acquired all Securities, other than certain Securities held by Management Holders, we will acquire all remaining Securities that are subject to the terms of the 2000 Shareholders Agreement by causing the Company to exercise its drag-along rights with respect to those Securities. In such case, the parties to the 2000 Shareholders Agreement who have not tendered pursuant to the Offer will be obligated to sell their Securities, and the Company will have the authority to accept the Offer on their behalf and to complete all necessary documentation in connection with the Offer, including the Letter of Transmittal. See "Special Factors—Drag-Along Notice". Following the consummation of the Offer and the completion of the drag-along procedures and related transactions, we intend to terminate the 2000 Shareholders Agreement.

Upon the consummation of the Offer and related transactions, we, as a controlling shareholder of the Company, will have the ability to exercise control over matters requiring approval of the Company's stockholders. We will also control the Company's operations and policies.

We intend to complete a business combination between the Company and Synergen, Inc. ("Synergen"), a California corporation that develops enterprise operational software and mobile workforce management solutions, and will undertake additional corporate restructuring actions in connection therewith. In connection with the restructuring, we anticipate that an election pursuant to United States Treasury Regulation section 301.7701-3 to treat the Company as a pass-through entity for United States income tax purposes may be made in respect of the Company (the "Pass-Through Election"). IN THE EVENT OF THE ANTICIPATED PASS-THROUGH ELECTION, THE CORPORATE RESTRUCTURING WOULD RESULT IN A TAXABLE EVENT FOR ALL HOLDERS WHO ARE UNITED STATES PERSONS WHO CONTINUE TO OWN SHARES OF THE COMPANY FOLLOWING THE CONSUMMATION OF THE OFFER AND THE PURCHASE OF REMAINING SECURITIES THAT ARE SUBJECT TO THE DRAG-ALONG PROVISIONS OF THE 2000 SHAREHOLDERS AGREEMENT. GENERALLY, A U.S. HOLDER WHO CONTINUES TO OWN SHARES WILL RECOGNIZE GAIN OR LOSS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES EQUAL TO THE DIFFERENCE BETWEEN THE FAIR MARKET VALUE OF SUCH HOLDER'S SHARES AND SUCH HOLDER'S ADJUSTED TAX BASIS IN THE SHARES. ALL HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND RELATED TRANSACTIONS TO THEM.

Following the business combination and additional corporate restructuring actions, holders, other than Management Holders, who continue to own Securities will hold such Securities at a lower level in the corporate structure than the Fund and the Management Holders. There can be no assurances that holding the Securities in the new corporate structure will not adversely affect such holders. For example, the Fund and Management Holders might in the future decide to sell their interests in the Company by selling their Securities at a higher level in

the capital structure. Because a continuing holder of Securities would not have an ownership interest at the same level as the Fund and the Management Holders, that holder would not be entitled to participate in that liquidity event. Further, while appropriate diligence would be exercised to minimize any conflicts between the interests of the Fund and Management Holders and those of remaining holders of Securities, there can be no assurance that the holdings of the Fund and Management Holders at a higher level in the corporate structure would not adversely impact continuing holders in other ways.

In addition, the Company intends to significantly reduce the par value of the Shares in connection with the corporate restructuring. There is no guarantee that the reduction in the par value of the Shares will not adversely impact continuing holders of the Securities.

5. How much are you offering to pay and what is the form of payment?

We are offering a cash payment of US$6.88 per share for Shares, regardless of class or series. For each Option, we are offering to pay the Price Per Share multiplied by the number of shares issuable upon exercise in full of the Option, minus the aggregate cash exercise price payable upon exercise in full of the Option. We will withhold 15% of the gross amount payable to holders of Securities upon the consummation of the Offer and related transactions (the "Closing"), to satisfy offset and indemnification obligations, if any, of the holders of Securities. See "Special Factors—Indemnification and Offset". Any portion of such withholding remaining after claims by us against the holders will be paid to you no later than June 30, 2006 (subject to the retention of amounts needed to satisfy unresolved claims by us against the holders and subject to a three-month period for the Representative to contest any claims by us against the holders). We will also deposit 0.5% of the gross amount payable to holders at Closing with an escrow agent. The funds held in escrow will be used by the Representative (as defined hereafter) of holders of Securities to satisfy certain obligations in the performance of his duties on behalf of the holders of Securities under the Share Tender Agreement, in his sole discretion. Any remaining amounts in the escrow account after use by the Representative will be returned to the holders no later than June 30, 2006 (subject to a three-month period for the Representative to contest any claims by us against the holders). In each case, the amounts will be withheld on a pro rata basis, in accordance with each holder's proportion of the aggregate payment. See "Special Factors—Withholding and Escrow" and "Special Factors—Indemnification and Offset".

In addition, we are obligated to pay an Earn-Out Payment of up to US$0.75 per share if the Company achieves specified revenue milestones during the two-year period ending December 31, 2005. If the milestones are met, each holder will be entitled to an amount equal to the Earn Out Per Share (as defined hereafter) for each Share sold in connection with the Offer, and an amount equal to the Earn Out Per Share multiplied by the number of Shares issuable upon exercise in full of an Option for each Option sold in connection with the Offer. If the revenue milestones are not met, holders will not be entitled to an Earn-Out Payment. In order to achieve the revenue milestones required for the Earn-Out Payment, the Company would need to perform significantly above current projections. Because there is no guarantee that the Company will be capable of significantly outperforming current projections, tendering holders are strongly cautioned not to rely on receiving an Earn-Out Payment in connection with the Offer and related transactions. See "Special Factors—Earn-Out Payment".

6. Is your financial condition relevant to my decision to tender in the Offer?

Our financial condition is not relevant to your decision to tender Securities and accept the Offer because (i) the form of payment for the Securities consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) the Fund is obligated under the terms of the Share Tender Agreement to insure that we have the funds to satisfy our payment obligations in respect of the Securities, including the Withholding Amount and any Earn-Out Payment.

7. How long do I have to decide whether to tender in the Offer?

You will have at least until 5:00 p.m., San Francisco, California time, on December 3, 2004, to decide whether to tender your Securities in the Offer. See "The Tender Offer—Procedure for Accepting the Offer and Tendering Securities".

8. Can the Offer be extended and if so under what circumstances?

Subject to the terms of the Share Tender Agreement, we may extend the Offer (i) without the consent of the Company or any other party, if at the Expiration Time any of the conditions to the Offer have not been satisfied or waived, in which case we will be entitled to extend the Offer for an amount of time reasonably necessary to cause the conditions to be satisfied, (ii) without the consent of the Company or any other party, for any period required by any rule, regulation, interpretation or position of applicable securities laws and (iii) if, at the Expiration Time, certain conditions to the Offer set forth in Section 8.1 of the Share Tender Agreement have not been satisfied or waived, in which case we will, if the Company so requests in writing, extend the Offer for ten business days; provided, that we will not be required to extend the Offer for more than 20 business days in the aggregate.

9. How will I be notified if the Offer is extended?

If we extend the Offer, we will issue a press release regarding the extension no later than 9:00 a.m., San Francisco, California time, on the day after the day on which the Offer was scheduled to expire.

10. What are the most significant conditions to the Offer?

The offer is subject to certain conditions including, but not limited to, the valid tender pursuant to the Offer of (i) all of the outstanding shares of Series A Preferred Stock; (ii) more than 67% of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock considered together as a class; (iii) more than 75% of all outstanding Shares; and (iv) a sufficient number of Shares and Options such that there would be no more than 30 individuals and entities holding Shares and Options (excluding Purchaser and the Management Holders) immediately following consummation of the Offer.

In addition, the Offer is conditioned upon our obtaining certain government or regulatory approvals, and upon the expiration, termination or waiver of certain waiting periods, including the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). See "The Tender Offer—Certain Legal Matters; Regulatory Approvals".

11. How do I tender my Securities?

If the Securities are in your name, you should complete the enclosed Letter of Transmittal and submit all the documents required by it, including a copy of your passport if you are an individual tendering Shares, and mail such documents, or a facsimile thereof, to the Paying Agent at the addresses and facsimile numbers listed on the back cover of this Offer to Purchase. You may also tender your Securities by having a broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If your broker holds your Securities for you in "street name," you must instruct your broker to tender your Securities on your behalf. In any case, the Paying Agent must receive all required documents prior to the Expiration Time.

12. May I withdraw my Securities after they have been tendered?

Tenders of Securities pursuant to the Offer are irrevocable. Once Securities have been tendered they may not be withdrawn, subject to applicable law.

13. What does the Company's Board of Managing Directors think of the Offer?

The Board has determined that the Share Tender Agreement and the related agreements and transactions are fair to and in the best interests of the Company and the holders of the Securities. The Board recommends that holders of the Securities accept the Offer and tender their Securities.

14. Whom can I talk to if I have questions about the Offer?

For additional information or assistance regarding the Offer, or to receive copies of certain documents discussed herein, you may contact the Paying Agent at 1-800-254-2826.

SPECIAL FACTORS

1. Purpose of the Offer

The purpose of the Offer is to enable the Purchaser to acquire a controlling equity interest in the Company. The Purchaser will thereafter effect a business combination between the Company and Synergen

2. Fairness of the Offer

The Board has determined that the Share Tender Agreement and the related agreements and transactions contemplated thereby are fair to and in the best interests of the Company and the holders of the Securities. The price offered for the Shares and for the Options is based on an arms-length negotiation between Purchaser and the Company, and the Board has determined that the price offered is fair.

3. Amendments to Company Documents

The Offer is conditioned upon the amendment or waiver of certain provisions of the following documents of the Company:

- Amended and Restated Preferred and Common Stock Shareholders Agreement, dated as of July 1, 2000, as amended, by and among the Company and the holders of Company Stock and Company Options signatory thereto (the "2000 Shareholders Agreement");

- Series A Preferred Stock and Warrant Purchase Agreement, dated as of October 31, 1996, by and among the Company, Technology Crossover Ventures, L.P., Technology Crossover Ventures, C.V., and Bayview Investors, Ltd. (the "1996 Purchase Agreement");

- Series A Preferred Stock and Warrant Purchase Agreement, dated as of February 11, 1997, by and among the Company, TCV II, V.O.F., Technology Crossover Ventures II, L.P., TCV II (Q), L.P., TCV II Strategic Partners, L.P., and Technology Crossover Ventures II, C.V. (the "1997 Purchase Agreement"); and

- Series B Preferred Stock Purchase Agreement, dated as of April 3, 1998, by and among the Company, Technology Crossover Ventures L.P., Technology Crossover Ventures, C.V. and the other parties thereto (the "1998 Purchase Agreement" and collectively with the 2000 Shareholders Agreement, 1996 Purchase Agreement and 1997 Purchase Agreement, the "Existing Company Documents").

The waivers of Sections 5.1, 5.2 and 5.3 of the 2000 Shareholders Agreement, are designed to permit, among other things, the parties who are subject to the those provisions to transfer their applicable securities without being subject to the pre-emption rights described

therein, to transfer their applicable securities to parties who are not party to the 2000 Shareholders Agreement and to transfer or, in the case of the Company, issue securities to parties who are competitors or who have a direct or indirect interest in a competitor of the Company. All such waivers are in connection with the Offer and the transactions contemplated by the Share Tender Agreement.

The amendments to Section 5.5 of the 2000 Shareholders Agreement will expand the drag-along rights set forth in that provision to cover offers that are not "irrevocable", will allow the drag-along rights to be exercisable if an offer is accepted by 75% (rather than 90%) of the holders of the applicable securities, will provide an exception to the requirement that an offer be with respect to "all" of the applicable securities, and will make the drag-along rights apply to all Options and Preferred Stock held by the parties to the 2000 Shareholders Agreement, in addition to their Common Stock.

The amendments to Sections 5.4, 5.6, 5.7 and 6 of the 2000 Shareholders Agreement will, among other things, (i) eliminate restrictions on transfers that result in a change of control of the Company, transfers by owners of 10% or more of the capital stock of the Company and transfers by certain executives of the Company and (ii) remove certain voting requirements in respect of the priority of the Preferred Stock.

The amendments to the 1996 Purchase Agreement, the 1997 Purchase Agreement and the 1998 Purchase Agreement will modify or eliminate certain covenants and provisions including, but not limited to, provisions restricting dividends, redemptions and public offerings, and provisions permitting rights of first refusal under the agreements.

By signing the Letter of Transmittal, which sets forth the text of the amendments and waivers to the Existing Company Documents, the holder will be considered to have consented to the amendments and waivers, and such amendments and waivers will be effective upon Purchaser's acceptance for payment of the Securities tendered pursuant to the Offer.

4. Appointment of a Representative

Each holder, by signing the Letter of Transmittal, appoints Lenard Sidney Israelstam, who is currently a member of the Board, to act as the representative of such holder and as the attorney-in-fact and agent for and on behalf of such holder (the "Representative"), and consents to the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by him under the Share Tender Agreement and all applicable agreements, including, without limitation, the exercise of the power to negotiate and enter into settlements and comply with orders of courts with respect to claims relating to Company Related Losses (as defined hereafter), to vote holders' Shares in actions taken in connection with the Offer and related transactions, to negotiate the form, terms and provisions of, and approve, execute and deliver, amendments or waivers to the Existing Company Documents and to take all actions necessary in the judgment of the Representative for the accomplishment of the actions required under the Share Tender Agreement and, in particular, the indemnification and offset provisions of such agreement.

The Representative will have complete and sole discretion in determining how to proceed with respect to claims involving Company Related Losses, including determining

whether to contest a claim, solicit advice from any other holders or solicit funding from any other holders. While acting as the Representative and in performing the functions specified in Section 7.9 of the Share Tender Agreement, the Representative will have no liability whatsoever to the Company, Purchaser, the Fund or any current or former stockholder of the Company, whether with respect to any action, inaction or omission or otherwise.

5. Withholding and Escrow

Withholding. Upon acceptance for payment of the Securities, the Purchaser will withhold an amount (the "Withholding Amount") equal to 15% of the gross amount payable to the holders at Closing for the purpose of securing the offset and indemnification obligations set forth in Section 7.9 of the Share Tender Agreement. The Withholding Amount will be withheld pro rata in accordance with the proportion of the aggregate payment to which each tendering holder is otherwise entitled. Purchaser may satisfy offset and indemnification claims, if any, out of the Withholding Amount and the Earn-Out Payment, if any, and any remaining portion of the Withholding Amount will be paid by Purchaser to the holders no later than June 30, 2006 (subject to the retention of amounts needed to satisfy any unresolved offset and indemnification claims by us against the holders and subject to a three-month period for the Representative to contest any claims by us against the holders) pro rata in accordance with the relative proportion of the aggregate payment to which each holder is otherwise entitled to receive, other than with respect to any offset rights of the Company with respect to a specific holder.

In the event that as of June 30, 2006, the holder is entitled to a payment of the Withholding Amount, the Representative will have the right, in his sole discretion with no liability whatsoever to the Company, Purchaser or the Fund or any current or former stockholder of the Company, to make use of the amount of such payment, or any portion thereof, to settle, defend or otherwise handle (in his sole discretion) Company Contested Claims (as defined in the Share Tender Agreement), whether such amount is used for travel expenses, attorney's fees, advisor fees or otherwise in connection with settling or defending such Company Contested Claims.

Escrow. At Closing, Purchaser will deliver to an escrow agent designated by the Company an amount (the "Escrow Amount") equal to 0.5% of the gross amount payable at the Closing to the holders entitled to receive payments pursuant to the Offer, for the purpose of providing the Representative funds to perform his obligations set forth in Section 7.9 of the Share Tender Agreement. Following Purchaser's delivery of the Escrow Amount to the escrow agent, Purchaser will have no further obligation or liability with respect to the Escrow Amount, including without limitation with respect to the use of such funds by the Representative or any obligation to distribute such funds to holders. The Escrow Amount will be withheld pro rata in accordance with the relative proportion of the aggregate payment to which each holder is entitled. Any portion of the Escrow Amount not used by the Representative pursuant to the terms of the Share Tender Agreement will be distributed to the holders pro rata in accordance with the relative proportion of the aggregate payment to which each holder is otherwise entitled.

6. Indemnification and Offset

Each tendering holder, by signing the Letter of Transmittal, acknowledges and accepts the offset and indemnification provisions of Section 7.9 of the Share Tender Agreement, which are incorporated in the Letter of Transmittal by reference.

Pursuant to the terms of the Share Tender Agreement, each holder severally and not jointly, indemnifies and holds harmless the Covered Parties (as defined in the Share Tender Agreement) from and against any and all losses, claims, liabilities, expenses (including, without limitation, reasonable fees and disbursements of counsel) or other damages caused by or arising out of any breach of any representation or warranty of such holder contained in ARTICLE IV of the Share Tender Agreement (the "Stockholder Related Losses"). The representations and warranties in ARTICLE IV of the Share Tender Agreement cover matters such as the holder's power and authority to tender the Securities, the holder's title to the tendered Shares (free and clear of all liens and other encumbrances), the holder's ownership rights in the Options and the fact that there is no current or threatened litigation involving or affecting the holder that might prevent or challenge the Offer and related transactions. You are urged to read ARTICLE IV of the Share Tender Agreement carefully.

Each holder acknowledges the right of the Covered Parties to offset against the Withholding Amount and the Earn-Out Payment an amount equal to any losses, claims, liabilities and expenses to which the Covered Parties are entitled in respect of Stockholder Related Losses. The Covered Parties will be entitled to first offset against the applicable holder's portion of the Withholding Amount, then against such holder's portion of the Earn-Out Payment, if any, and finally, directly against the holder for any amounts due, so long as the aggregate recovery for the claims against such holder does not exceed the aggregate amount payable to the holder in connection with the Offer.

Each holder also acknowledges the right of the Covered Parties to offset against the Withholding Amount and the Earn-Out Payment an amount equal to any losses, claims, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel) or other damages caused by or relating to the Company-related losses set forth in Section 7.9(a) of the Share Tender Agreement ("Company Related Losses"). Company Related Losses include losses related to: any breach of the Company's representations and warranties or breach of agreements made by the Company in the Share Tender Agreement; certain unpaid taxes incurred; liabilities to holders of the Securities or holders of securities of the Company's subsidiaries; obligations arising under the Company's organizational documents and the Existing Company Documents; proceedings arising out of events occurring prior to the consummation of the Offer and related transactions; and obligations or liabilities related to the Company's current project with an electricity company in northern Ireland. With respect to Company Related Losses and Valuation Losses (as defined in the Share Tender Agreement), the Covered Parties will be entitled to offset first against the Withholding Amount and then against the Earn-Out Payment, on a pro rata basis in accordance with the aggregate amounts due to the holders of the Securities. The aggregate offset and recovery for Company Related Losses will not exceed the sum of the Withholding Amount and Earn-Out Payment. Further, other than in respect of certain specified breaches of representations and warranties, the Covered Parties will not be able to offset for Company Related Losses until the aggregate amount of all such losses exceeds

$500,000, at which point the Covered Parties will be entitled to the entire amount of the offset, including the first $500,000.

Written notice of any claims for offset in respect of Company Related Losses and Valuation Losses will be delivered by Purchaser to the Representative, and any claims for indemnification with respect to Stockholder Related Losses will be delivered by Purchaser to the applicable holder, each in accordance with the terms of the Share Tender Agreement. Claims that are not contested in writing prior to September 30, 2006, by the Representative, in the case of Company Related Losses and Valuation Losses, or by the applicable holder, in the case of a Shareholder Related Loss, will be considered uncontested and will be subject to offset from the Withholding Amount and Earn-Out Payment. Claims that are contested by the Representative or by a holder, as applicable, will be resolved by a settlement agreement or judicial proceeding.

7. Restriction on Partial Tenders

Non-Management Holders. A holder, other than a Management Holder, tendering Securities pursuant to the Offer must tender all Securities owned by such holder. Partial tenders or tenders of fewer than all Securities owned by such holder will be considered tenders of all Securities owned by such holder. By signing the Letter of Transmittal, the holder will be deemed to have tendered all Securities owned by the holder.

Management Holders. Purchaser will not accept Securities from a Management Holder representing more than 50% of the value assigned to such Management Holder's Securities. Because there are limitations on the amount of Securities that may be tendered by Management Holders, Management Holders will be permitted to submit partial tenders in the Offer. In order to submit a partial tender of Securities, the Management Holder must indicate the number of Shares and/or Options tendered under the columns labeled "Number of Shares Tendered" and "Number of Options Tendered" in the box entitled "Description of Tendered Securities" in the Letter of Transmittal.

Under the terms of the Share Tender Agreement and the Letter of Transmittal, following the consummation of the Offer, Management Holders will enter into a security holders agreement among the Company, Purchaser, the Fund, and other stockholders party thereto (the "Security Holders Agreement") with respect to the Securities.

8. Earn-Out Payment

In addition to the payment of the Price Per Share for Shares and the Spread Value for Options, each holder of Securities sold in connection with the Offer may receive the following Earn-Out Payment if the Company achieves specified revenue milestones:

- for each Share, an amount equal to the Earn Out Per Share; and
- for each Option, an amount equal to the Earn Out Per Share multiplied by the number of Shares issuable upon exercise in full of such Option.

"Earn Out Per Share" will be determined as follows:

- If the revenue earned for the two-year period ending December 31, 2005, for the Company's business as it existed on August 31, 2004 ("Earn-Out Revenue"), is less than US$190,000,000, the Earn Out Per Share will be equal to $0 (i.e., no Earn-Out Payment).

- If the Earn-Out Revenue is equal to or greater than US$190,000,000, the Earn Out Per Share will be equal to the sum of (A) US$0.25 plus (B) US$0.025 for each whole US$1,000,000 by which the Earn-Out Revenue exceeds US$190,000,000; provided, that the Earn Out Per Share shall in no event exceed US$0.75.

In order to achieve the revenue milestones required for the Earn-Out Payment, the Company would need to perform significantly above current projections. Because there is no guarantee that the Company will be capable of significantly outperforming current projections, tendering holders are strongly cautioned not to rely on receiving an Earn-Out Payment in connection with the Offer and related transactions.

The Earn-Out Revenue will be calculated by the Company's outside audit firm, which will be final and binding on the parties to the transactions and on the holders. If an Earn-Out Payment is earned, the Purchaser will deduct any amounts needed to satisfy offset and indemnification claims, if any, including pending or contested claims, and will make a cash payment of the remaining amount of such Earn-Out Payment to the holders within ten business days following June 30, 2006.

9. Interests of Management in the Offer

Bonuses. In connection with the Closing, the Company will reserve $2,103,587 for the payment of bonuses to certain members of the management team of the Company ("Bonus Recipients"). On the Closing Date, the Company will pay each Bonus Recipient a bonus equal to 50% of the bonus amount to which each such Bonus Recipient is entitled. On the first anniversary of the Closing Date, the Company will pay each Bonus Recipient the remaining portion of such Bonus Recipient's respective bonus amount; provided, that such Bonus Recipient remains employed by the Company on such date or, if no longer employed by the Company on such date, such employment was terminated by the Company for any reason other than Cause (as defined in the Security Holders Agreement), including by the Bonus Recipient for Good Reason (as defined in the Security Holders Agreement).

Vesting of Certain Company Options. The Company will cause the vesting of all Options held by the Management Holders to be accelerated in full concurrently with, and contingent upon, the consummation of the Offer. The Options of holders who are not Management Holders will not be accelerated in connection with the Offer and related transactions, unless the terms of such holder's Options provide that the Offer will serve as a triggering event for the acceleration of such holder's Options. However, if unvested Options are tendered by holders who are not Management Holders, the holders tendering such Options will receive payment for the Options as if such Options were fully vested.

10. Dividends and Return of Capital

Concurrently with or prior to Purchaser's acceptance for payment of the Securities, the Company will pay to the holders of Series A Preferred Stock:

- the return of capital required by the Company's organizational documents and the Existing Company Documents, in an aggregate amount of approximately $4,125,963; and
- all accrued and unpaid dividends payable pursuant to the Company's organizational documents and the Existing Company Documents, in an aggregate amount of approximately $3,621,790 (assuming the Closing takes place on December 31, 2004).

The accrued and unpaid dividend amount changes daily and will be adjusted pursuant to the terms of the Series A Preferred Stock if the Closing occurs either before or after December 31, 2004. The foregoing payments are in addition to the purchase price for the Series A Preferred Stock pursuant to the Offer.

11. Drag-Along Notice

In connection with the Offer, the Company is seeking consents to amend and waive specified provisions of the Existing Company Documents, including the 2000 Shareholders Agreement. The amendments to the 2000 Shareholders Agreement will, among other things, modify the drag-along rights set forth in Section 5.5 of the 2000 Shareholders Agreement to apply to this Offer. The amendments include terms that will make the drag-along rights exercisable if the Offer is accepted by 75% (rather than 90%) of the holders of the Securities and will make the drag-along rights applicable to all Options and Preferred Stock (in addition to Common Stock) held by the parties to the 2000 Shareholders Agreement. See "Special Factors—Amendments to Company Documents".

Purchaser will, to the extent that requirements have been met to take such action, acquire all Securities that are subject to the terms of the 2000 Shareholders Agreement by causing the Company to exercise its drag-along rights with respect to those Securities. Pursuant to the terms of the 2000 Shareholders Agreement, the parties to such agreement who have not tendered pursuant to the Offer will be obligated to tender their Securities into the Offer once the Offer has been accepted by the requisite percentage of holders of the Securities. The Company, which has been appointed attorney-in-fact under the 2000 Shareholders Agreement, would then accept the Offer on behalf of holders who are parties to such agreement and complete all necessary documentation in connection with the Offer, including the Letter of Transmittal.

12. Plans for the Company

In connection with the consummation of the Offer, Purchaser intends to complete a business combination between the Company and Synergen, which is controlled by Purchaser's affiliate, OCM/GFI Power Opportunities Fund, L.P. Synergen, a provider of enterprise asset management and computerized maintenance management solutions to asset-intensive industries and utilities, has recently expanded its systems integration business through an acquisition of

certain assets of Axiom Corporation. See "The Tender Offer—Certain Information Concerning Purchaser".

Following the business combination between the Company and Synergen and the additional corporate restructuring actions that Purchaser intends to take, holders, other than Management Holders, who continue to own Securities will hold such Securities at a lower level in the corporate structure than the Fund and the Management Holders. There can be no assurances that holding the Securities in the new corporate structure will not adversely affect the remaining holders. For example, in the future, the Fund and Management Holders might decide to sell their interests in the Company by selling their Securities at a higher level in the capital structure. Because a continuing holder of Securities would not have an ownership interest at the same level as the Fund and Management Holders, that holder would not be entitled to participate in that liquidity event. Further, while appropriate diligence would be exercised to minimize any conflicts between the interests of the Fund and Management Holders and those of remaining holders of Securities, there can be no assurance that the holdings of the Fund and Management Holders at a higher level in the corporate structure would not adversely impact continuing holders of Securities in other ways.

The Company also intends to significantly reduce the par value of the Shares in connection with the corporate restructuring. There is no guarantee that the reduction in the par value of the Shares will not adversely impact continuing holders of the Securities.

In addition, the Purchaser anticipates a Pass-Through Election (See "Questions and Answers About the Tender Offer—If I decide not to tender, how will the Offer affect my Securities?") may be made in connection with the corporate restructuring, which would result in a taxable event for all U.S. Holders who continue to own shares of the Company following the consummation of the Offer and the purchase of remaining Securities that are subject to the drag-along provisions of the 2000 Shareholders Agreement. A U.S. Holder who continues to own shares of the Company would recognize gain or loss for United States federal income tax purposes equal to the difference between the fair market value of such U.S. Holder's shares and the adjusted tax basis in those shares. ALL HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND RELATED TRANSACTIONS TO THEM.

Notwithstanding the corporate restructuring, it is expected that immediately following completion of the transactions, and throughout the earn-out period, the Company will continue to conduct its existing businesses in a manner substantially consistent with the operation of the Company's businesses as they currently exist, subject to the guidance and management by the Board to promote the Company's best interests, and provided that the Purchaser may add resources, including possibly sales resources, to the business.

THE TENDER OFFER

1. Terms of The Offer; Expiration.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Securities validly tendered at or prior to the Expiration Time. The term "Expiration Time" shall mean 5:00 p.m., San Francisco, California time, on December 3, 2004, unless and until Purchaser, subject to the terms and conditions of the Share Tender Agreement, shall from time to time have extended the period of time during which the Offer is open, in which event the term "Expiration Time" shall mean the latest time at which the Offer, as so extended by Purchaser, shall expire.

Pursuant to Section 1.1(c) of the Share Tender Agreement, Purchaser expressly reserves the right at its sole discretion to increase the Price Per Share, to waive (in whole or in part) any of the conditions of the Offer set forth in Section 8.1 of the Share Tender Agreement or to make any other changes in the terms and conditions of the Offer; provided, that without the prior written consent of the Company, no change may be made that (i) changes the form of consideration to be paid, (ii) reduces the Price Per Share, (iii) reduces the number of Securities sought in the Offer, (iv) imposes conditions to the Offer in addition to the conditions set forth in Section 8.1 of the Share Tender Agreement or (v) amends any other terms of the Offer in a manner adverse to the holders of Securities.

Subject to the terms and conditions of the Share Tender Agreement, the Purchaser may extend the Offer (i) without the consent of the Company or any other party, if at the Expiration Time any of the conditions to the Offer have not been satisfied or waived, in which case the Purchaser will be entitled to extend the Offer for an amount of time reasonably necessary to cause the conditions to be satisfied, (ii) without the consent of the Company or any other party, for any period required by any rule, regulation, interpretation or position of applicable securities laws and (iii) if, at the Expiration Time, certain conditions to the Offer set forth in Section 8.1 of the Share Tender Agreement have not been satisfied or waived, in which case Purchaser will, if the Company so requests in writing, extend the Offer for ten business days; provided, that Purchaser will not be required to extend the Offer for more than 20 business days in the aggregate.

Subject to applicable securities laws, and subject to the terms and conditions of the Share Tender Agreement, Purchaser reserves the right, at any time and from time to time, upon the failure to be satisfied of any of the conditions to the Offer, to (i) terminate or amend the Offer, (ii) extend the Offer and delay acceptance for payment of any Securities or (iii) waive any condition, by giving oral or written notice of such termination, amendment, extension or waiver to the Paying Agent. During any such extension all Securities previously tendered will remain subject to any such extension and will remain subject to the Offer.

In the event that Purchaser withdraws the Offer for reasons other than the non-occurrence of a condition or the normal expiration of the Offer, Purchaser will send a withdrawal document to each holder, not within one month of the date of the Offer, notifying the holders of the withdrawal

The Company has furnished Purchaser with a list of all holders of the Securities and all available listing and computer files containing the names and addresses of all holders of the Securities for the purpose of disseminating the Offer to such holders. This Offer to Purchase and the Letter of Transmittal and other relevant materials are being distributed to holders of the Securities and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's books.

2. Procedure for Accepting the Offer and Tendering Securities.

Valid Tender of Securities. For a holder to validly tender Securities pursuant to the Offer a properly completed and duly executed Letter of Transmittal, and any other required documents, must be received by the Paying Agent at its addresses, or via facsimile at the numbers, set forth on the back cover of this Offer to Purchase prior to the Expiration Time.

Method of Delivery. The method of delivery of the Letter of Transmittal and all other required documents to the Paying Agent is at the election and risk of the holder. If such delivery is by mail, it is suggested that the holder use properly insured registered mail, return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Time to permit delivery to the Paying Agent before such time. Except as otherwise provided below, the delivery will be deemed made when actually received or confirmed by the Paying Agent.

Notwithstanding any other provision hereof, payment for Securities accepted for payment pursuant to the Offer will be made promptly, but only after timely receipt by the Paying Agent of (i) a properly completed and duly executed Letter of Transmittal, (ii) any other documents required by the Letter of Transmittal, (iii) confirmation of the satisfaction of the conditions in the Share Tender Agreement, and (iv) confirmation of the completion of any required notarial deed of transfer in The Netherlands. Additionally, tendering holders in jurisdictions that require additional clearances will receive payment promptly after such clearances have been received. Accordingly, tendering holders may be paid at different times depending upon when documents and confirmations are actually received by the Paying Agent. Under no circumstances will interest be paid by Purchaser on the purchase price, including the Withholding Amount or any Earn-Out Payment, of the Securities to any tendering holders, regardless of any extension of the Offer or any delay in making such payment.

Determination of Validity. All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Securities will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Alternative, conditional or contingent tenders will not be considered valid. Purchaser reserves the absolute right to reject any or all tenders of Securities that are not in proper form or the acceptance of which would, in Purchaser's opinion, be unlawful. Purchaser also reserves the right to waive any defects, irregularities or conditions of tender as to particular Shares or Options. Purchaser's interpretations of the terms and conditions of the Offer (including the instructions in this Letter of Transmittal) will be final and binding. Any defect or irregularity in connection with tenders of Securities must be cured within such time as Purchaser determines, unless waived by Purchaser. Tenders of Securities shall not be deemed to have been made until all defects or irregularities have been waived by Purchaser or cured. None of Purchaser, the Paying Agent or any other person will be under any duty to give notice of any defects or

irregularities in tenders of Securities, or will incur any liability to holders for failure to give any such notice.

Other Requirements. By executing the Letter of Transmittal, a tendering holder irrevocably appoints the Paying Agent the true and lawful agent and attorney-in-fact of such holder (with full knowledge that the Paying Agent also acts as the agent of Purchaser) with respect to the holder's Securities, with full powers of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) present all evidences of transfer and authenticity to, or transfer ownership of such Securities on the books maintained by the Company to, or upon the order of, Purchaser, (ii) present such Securities for transfer of ownership on the books of Purchaser, and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Securities, all in accordance with the terms of and conditions to the Offer to Purchase.

For purposes of transferring the Shares from the holder to the Purchaser in The Netherlands, the home jurisdiction of the Company, a notarial deed must be executed in the presence of a civil law notary authorized to practice in The Netherlands. In order to validly tender Shares pursuant to the Offer, each tendering holder will appoint certain designated parties in The Netherlands, pursuant to the Letter of Transmittal, as attorney to represent such holder in respect of the transfer of the Shares in The Netherlands, including to sign a notarial deed of transfer of holder's Shares of the Company to the Purchaser, to make any necessary or useful amendments and/or additions to the notarial deed of transfer, to sign the necessary deeds and documents and to take all actions deemed useful or necessary in connection therewith In connection with the transfer of Shares in The Netherlands, the holder must also submit a copy of a passport or, if unavailable, a state identification document or driver's license containing a signature, and, if applicable, a copy of a document evidencing the authority of the person signing the Letter of Transmittal on behalf of the holder.

3. Acceptance for Payment and Payment for Securities.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and will pay for, any and all Securities validly tendered at or prior to the Expiration Time. Any determination concerning the satisfaction of the terms and conditions of the Offer shall be within the sole discretion of Purchaser and such determination shall be final and binding on all tendering holders.

In all cases, payment for Securities tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Paying Agent of the Letter of Transmittal, properly completed and duly executed, and any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Securities validly tendered to Purchaser, if and when Purchaser gives oral or written notice to the Paying Agent of Purchaser's acceptance for payment of such Securities pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Securities so accepted for payment will be made by the deposit of the funds for payment with the Paying Agent, which will act as agent for tendering holders for the purpose of

receiving payment from Purchaser and transmitting payment to validly tendering holders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE PURCHASE PRICE, INCLUDING THE WITHHOLDING AMOUNT OR ANY EARN-OUT PAYMENT, OF THE SECURITIES TENDERED PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. Upon the deposit of funds with the Paying Agent for the purpose of making payments to tendering holders, Purchaser's obligation to make such payments shall be satisfied and tendering holders must thereafter look solely to the Paying Agent for payment of amounts owed to them by reason of the acceptance for payment of Securities pursuant to the Offer.

If Purchaser is delayed in its acceptance for payment of, or payment for, tendered Securities or is unable to accept for payment or pay for such Securities pursuant to the Offer for any reason, then, the Paying Agent may, nevertheless, retain tendered Securities on behalf of Purchaser, and such Securities may not be withdrawn.

If any tendered Securities are not purchased pursuant to the Offer because of an invalid tender or for any reason, Purchaser will notify the holders of such Securities as promptly as practicable following the expiration or termination of the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of Purchaser's affiliates, the right to purchase all or any Securities tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of any of its liabilities or obligations under the Offer or prejudice the rights of tendering holders to receive payment for Securities validly tendered and accepted for purchase.

4. Certain United States Income Tax Consequences.

This summary of United States income tax consequences is for general information only and is based on Purchaser's understanding of the laws as currently in effect. Special tax consequences not described herein may be applicable to particular classes of taxpayers, such as financial institutions, broker-dealers and holders who acquired their Securities through the exercise of an employee stock option or otherwise as compensation.

THE TAX CONSEQUENCES TO EACH HOLDER WILL DEPEND UPON THE JURISDICTION IN WHICH SUCH HOLDER RESIDES AND ON SUCH HOLDER'S PARTICULAR SITUATION. THE DISCUSSION BELOW SUMMARIZES UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS AND DOES NOT ADDRESS THE INCOME TAX CONSEQUENCES FOR HOLDERS WHO ARE NOT U.S. HOLDERS. ALL HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR UNITED STATES AND NON-UNITED STATES TAX CONSEQUENCES OF THE OFFER TO THEM.

Consequences to tendering U.S. Holders of Shares. Under United States federal income tax law, the receipt of cash for Shares pursuant to the Offer will be a taxable transaction for a holder that is a United States person (a "U.S. Holder") and may also be a taxable transaction under applicable state or local tax laws or tax laws of other jurisdictions. Generally, a U.S. Holder who receives cash for Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash received

in exchange for the Shares sold and such U.S. Holder's adjusted tax basis in such Shares. Provided that the Shares constitute capital assets in the hands of the U.S. Holder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Shares for more than one year at the time of sale. Gain or loss will be calculated separately for each block of Shares (i.e., a group of Shares with the same tax basis and holding period) tendered pursuant to the Offer.

Backup withholding for tendering U.S. Holders of Shares. A U.S. Holder (other than certain exempt holders including, among others, all corporations) that tenders Shares may be subject to 28% backup withholding unless the U.S. Holder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A U.S. Holder who does not furnish its TIN may be subject to a penalty imposed by the United States Internal Revenue Service (the "IRS"). If backup withholding applies to a U.S. Holder, the Paying Agent is required to withhold 28% from payments to such U.S. Holder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Holder upon filing an appropriate income tax return.

Consequences to tendering U.S. Holders of Options. Under United States federal income tax law, the receipt of cash for Options granted in consideration for the performance of services will be a taxable transaction for a holder that is a U.S. Holder and may also be a taxable transaction under applicable state or local tax laws or tax laws of other jurisdictions. Generally, a holder who receives cash for such Options pursuant to the Offer will have compensation income equal to the amount of cash paid for the Options. Such holder will likely be subject to withholding from the cash proceeds of the Offer for federal and state income taxes and employment taxes.

Consequences for U.S. Holders of Shares not tendered. In connection with the restructuring, we anticipate that an election pursuant to United States Treasury Regulation section 301.7701-3 to treat the Company as a pass-through entity for United States income tax purposes may be made in respect of the Company. In the event of the anticipated Pass-Through Election, the corporate restructuring would result in a taxable event for all holders who are United States persons who continue to own shares of the Company following the consummation of the Offer and the purchase of remaining Securities that are subject to the drag-along provisions of the 2000 Shareholders Agreement. Generally, a U.S. Holder who continues to own shares of the Company will recognize gain or loss for United States federal income tax purposes equal to the difference between the fair market value of such U.S. Holder's shares and adjusted tax basis in the shares.

5. Certain Information Concerning the Company.

SPL Worldgroup B.V., or the Company, is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid). Established in 1994, the Company is a leading international provider of information technology consulting and enterprise solutions. The Company's solutions in customer care and billing, outage management and distribution management are specifically designed for energy, water and service companies, providing a

platform from which they serve residential, commercial and industrial customers in regulated and competitive markets across multiple products and jurisdictions. The Company recently expanded its outage management business through a strategic acquisition of CES International, Inc. ("CES"), a leader in utility outage management.

The Company's principal executive offices are located at 75 Hawthorne Plaza, 20th Floor, San Francisco, CA 94105.

Set forth in Schedule II are audited consolidated balance sheets of the Company as of December 31, 2003 and 2002, and audited consolidated statements of operations, stockholders' equity, and cash flows for the three years ended December 31, 2003, as well as an unaudited consolidated balance sheet as of September 30, 2004 and unaudited consolidated statements of income and cash flows for the nine months ended September 30, 2004. Attached as Schedule III is an audited balance sheet as of December 31, 2003, of CES, which was acquired by the Company in July 2004, and an audited consolidated statement of operations, changes in stockholders' deficit, and cash flows for the year ended December 31, 2003.

For additional information regarding the Company, you may contact Richard Zolezzi, S.V.P. and General Counsel, 75 Hawthorne Plaza, 20th Floor, San Francisco, CA 94105, telephone: 1-415-541-9462.

6. Certain Information Concerning Purchaser.

SPL Acquisition S.à R.L., or Purchaser, is a Luxembourg private limited company formed for the purpose of making the Offer for the Securities of the Company. Purchaser was formed as an acquisition vehicle and, as of the date hereof, has not conducted any business other than in connection with the Offer.

Purchaser is an affiliate of OCM/GFI Power Opportunities Fund, L.P., a limited partnership organized under the laws of Delaware. The Fund is an investment vehicle of GFI Energy Ventures LLC and its co-general partner Oaktree Capital Management LLC.

The Fund also owns a majority interest in Synergen, which will be combined with the Company in connection with the consummation of the Offer. Synergen, a California corporation, is a leading provider of enterprise asset management and computerized maintenance management solutions to asset-intensive industries and utilities. Synergen offers a series of products that address, among other things, collaborative work management, document control, inventory control and safety and regulatory compliance. In July 2004, Synergen expanded its business by acquiring assets of Axiom Corporation ("Axiom"), including Axiom's utility company software business and its utility company-related systems integration and information technology consulting services. Set forth in Schedule IV are reviewed consolidated balance sheets of Synergen as of December 31, 2003, 2002 and 2001, and reviewed consolidated statements of income and retained earnings, and cash flows for the three years ended December 31, 2003, as well as an unaudited consolidated balance sheet as of September 30, 2004 and an unaudited consolidated statement of income, for the nine months ended September 30, 2004.

7. Conditions of the Offer.

Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to applicable securities laws, pay for, and may delay the acceptance for payment of or, subject to applicable securities laws, the payment for, any tendered Securities, and may amend the Offer consistent with the terms of the Share Tender Agreement or terminate the Offer and not accept for payment any tendered Securities, unless each of the following conditions has been satisfied or waived by the Fund in writing:

(a) There shall have been validly tendered (and not withdrawn) pursuant to the Offer (i) all of the outstanding shares of Series A Preferred Stock; (ii) more than 67% of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock considered together as a class; (iii) more than 75% of all outstanding Shares; and (iv) a sufficient number of Shares and Options such that there would be no more than 30 individuals and entities holding Securities (excluding Purchaser and the Management Holders) immediately following consummation of the Offer.

(b) Each of the representations and warranties of the Company and the holders contained in the Share Tender Agreement shall be true and correct in all material respects when made and as of the Closing Date (as defined in the Share Tender Agreement attached hereto), except that those representations and warranties that address matters only as of a particular date shall remain true and correct in all material respects as of such date.

(c) The Company shall have performed or complied in all material respects with all agreements and covenants required by the Share Tender Agreement to be performed or complied with by it on or prior to the Closing Date.

(d) No governmental entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits the consummation of the Offer, the Exchange or any other transactions contemplated by the Share Tender Agreement and the related agreements; provided, however, that the parties shall use their commercially reasonable efforts to have any such order vacated as promptly as practicable.

(e) All consents, waivers, approvals and authorizations required to be obtained and all filings or notices required to be made by the Purchasers and the Company prior to consummation of the transactions contemplated in the Share Tender Agreement and the related agreements shall have been obtained from and made with all required governmental entities, and any waiting period under any applicable antitrust law or regulation (including the HSR Act) shall have expired or been terminated.

(f) There shall not be pending or threatened any proceeding by any governmental entity or any pending proceeding by any third party (where the Purchasers determine in good faith that such third party has a reasonable likelihood of success) (i) challenging or seeking damages in connection with the Offer, the Exchange or any of the other transactions contemplated herein or (ii) seeking to restrain or prohibit the consummation of the Offer, the Exchange or any of the other transactions contemplated thereby.

(g) Since the date of the Share Tender Agreement, no Material Adverse Effect (as defined in the Share Tender Agreement attached hereto), shall have occurred, nor shall any event or circumstance have occurred that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect.

(h) The Company shall have obtained at or prior to the Closing all consents or approvals required for the consummation of the transactions contemplated by the Share Tender Agreement and the related agreements from any other party to any of the contracts leases, license agreements or other agreements or instruments or understandings listed in Section 8.1(h) of the disclosure schedules to the Share Tender Agreement without the payment of any material amounts or any change in any of the terms of any such contracts, leases, license agreements or other agreements or instruments or understandings.

(i) The provisions of the Existing Company Documents of the Company shall have been amended or waived as provided in the Agreement to Tender and the Letter of Transmittal and other Offer Documents.

(j) The requisite holders of Series A Preferred Stock and Series B Preferred Stock shall have approved the conversion of all outstanding shares of such stock into shares of the applicable series of common stock of the Company (the "Conversion") in accordance with the requirements of applicable law and the Existing Company Documents and organizational documents of the Company, such that the Conversion shall occur immediately following Purchaser's acceptance of shares of Series A Preferred Stock and Series B Preferred Stock for payment pursuant to the Offer.

(k) The Company and the Management Holders shall have entered into the Security Holders Agreement with the Purchasers.

(l) The provisions of the non-competition agreements and employee non-solicitation agreements entered into in connection with the transactions contemplated hereby shall not have been amended, modified or supplemented in any respect without the consent of the Purchasers, and such agreements shall be in full force and effect.

(m) The Company will have delivered an opinion of counsel to the Company in connection with the Closing of the transactions contemplated herein.

(n) Concurrently with or prior to Purchaser's acceptance for payment of Shares and Options in the Offer, the Company shall make or have made the dividend and return of capital payments described under "Special Factors—Dividends and Return of Capital".

8. Certain Legal Matters; Regulatory Approvals.

General. Except as described below, Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Securities pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority or public body, that would be required for the acquisition or ownership of Securities by Purchaser pursuant to the Offer. Should any such approval or other action be

required, it is presently contemplated that such approval or action would be sought. While, except as otherwise expressly described herein, Purchaser does not currently intend to delay acceptance for payment of Securities tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action, any of which could cause Purchaser to decline to accept for payment or pay for any Securities tendered. Purchaser's obligation under the Offer to accept for payment and pay for Securities is subject to the conditions of the Offer. See "The Tender Offer— Certain Conditions of the Offer".

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the United States Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Securities pursuant to the Offer is subject to such requirements.

Purchaser filed a Notification and Report Form with respect to the Offer under the HSR Act on October 22, 2004. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m. New York City time, on the 15th day after such filing date, unless early termination of the waiting period is granted. In addition, the Antitrust Division or the FTC may extend such waiting periods by requesting additional information or documentary material from Purchaser. If such a request is made with respect to the Offer, the waiting period related to the Offer will expire at 11:59 p.m. New York City time on the 10th day after substantial compliance by Purchaser with such request. With respect to each acquisition, the Antitrust Division or the FTC may issue only one request for additional information. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of applicable waiting periods under the HSR Act is a condition to Purchaser's obligation to accept for payment and pay for Securities tendered pursuant to the Offer.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed purchase of the Securities by Purchaser pursuant to the Offer. At any time before or after such purchase, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the transaction or seeking divestiture of the Securities so acquired or divestiture of substantial assets of Purchaser or the Company. Litigation seeking similar relief could be brought by private parties.

Purchaser does not believe that consummation of the Offer and the other transactions contemplated by the Share Tender Agreement will result in violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer and the other transactions contemplated by the Share Tender Agreement on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See "The Tender Offer—Certain

Conditions of the Offer" for certain conditions to the purchase of the Securities, including conditions with respect to litigation and certain governmental actions.

9. Fees and Expenses.

Purchaser has retained The Bank of New York to act as the Paying Agent in connection with the Offer. The Paying Agent may contact holders of Securities by mail and telephone and may request brokers, dealers and other nominee holders to forward the offer materials to beneficial owners. The Paying Agent will receive reasonable and customary compensation for services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Purchaser has also agreed to indemnify the Paying Agent against certain liabilities and expenses in connection with the Offer.

Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Securities pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

10. Governing Law

Any disputes arising under or relating to the Offer, this Offer to Purchase, the Letter of Transmittal, any of the agreements related to the transactions contemplated hereby, or any of the transactions contemplated hereby or thereby, will be governed by and construed in accordance with the laws of the State of Delaware without regard to rules respecting conflicts of laws.

11. Jurisdiction, Venue and Service of Process.

In any action or proceeding arising under or relating to the Offer, this Offer to Purchase, the Letter of Transmittal, any of the agreements related to the transactions contemplated hereby, or any of the transactions contemplated hereby or thereby, the tendering holder (i) is subject to the exclusive jurisdiction of any state or federal court sitting in the County of Los Angeles, California, (ii) waives any objection that such holder may have had at any time to the laying of such venue of any such proceedings brought in any such court, (iii) waives any claim that such proceedings have been brought in an inconvenient forum and (iv) further waives the right to object with respect to such proceedings that such court does not have any jurisdiction over such holder. Refusal to accept service of process properly given in accordance with applicable law shall be deemed acceptance of such service of process. The agreements contained in the Letter of Transmittal apply no matter what the form of action, whether in rem, in personam, or any other, or whether based on any statute, rule, regulation or other law now existing or hereinafter enacted.

12. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Securities in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such

jurisdiction. Purchaser may, in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Securities in any such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Purchaser or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

SCHEDULE I

MANAGEMENT HOLDERS

Bob Eddy

Brenton McPherson

Brian Owenson

Carrie Manion

Cathy Hasenpflug

Dave Mulit

Guerry Waters

Harry Debes

Jeroen Grasman

Madeline Selig

Mark Minguillon

Mike Martini

Richard Zolezzi

Rick Walsh

Scott Van Orden

Supriya Mukhapadhyay

SCHEDULE II

FINANCIAL STATEMENTS OF THE COMPANY

Consolidated Financial Statements

SPL WorldGroup B.V.
for the years ended December 31, 2003, 2002 and 2001
with Report of Independent Auditors

SPL WorldGroup B.V.

Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001

Contents

FILE NO.
82 - 34708



Ernst & Young LLP
1331 North California Blvd.
Suite 200
Walnut Creek, California 94596

Phone: 925 977 2000
Fax: 925 977 2094
www.ey.com

Report of Independent Auditors

The Board of Directors
SPL WorldGroup B.V.

We have audited the accompanying consolidated balance sheets of SPL WorldGroup B.V. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPL WorldGroup B.V. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 26, 2004

SPL WorldGroup B.V.

Consolidated Balance Sheets

(In thousands)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 41,826**	$ 36,328
Accounts receivable, less allowances of $2,340 and $3,815 in 2003 and 2002, respectively	**16,986**	31,271
Prepaid expenses and other current assets	**1,806**	2,617
Deferred income taxes	**760**	725
Total current assets	**61,378**	70,941
Property and equipment, net	**6,084**	7,255
Other assets	**512**	93
Total assets	**$ 67,974**	$ 78,289
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 1,043**	$ 856
Accrued compensation and related expenses	**9,507**	9,212
Accrued liabilities and other	**4,551**	3,946
Income taxes payable	**3,884**	4,033
Deferred revenue	**12,312**	15,502
Total current liabilities	**31,297**	33,549
Deferred income taxes	**150**	149
Other long-term liabilities	**1,124**	–
Total liabilities	**32,571**	33,698
Commitments		
Redeemable convertible preferred stock	**7,301**	6,761
Stockholders' equity:		
Convertible preferred stock	**5,861**	5,861
Common stock	**5,743**	6,751
Retained earnings	**14,743**	28,941
Stockholder notes receivable	**(91)**	(232)
Cumulative translation adjustment	**1,846**	(3,491)
Total stockholders' equity	**28,102**	37,830
Total liabilities and stockholders' equity	**$ 67,974**	$ 78,289

See accompanying notes.

FILE NO.
82 - 34708

SPL WorldGroup B.V.

Consolidated Statements of Operations
(In thousands)

	Year ended December 31,		
	2003	**2002**	**2001**
Revenues:			
Services	**$ 77,757**	$ 91,072	$ 82,715
License fees	**12,488**	18,977	14,642
Total revenues	**90,245**	110,049	97,357
Costs and expenses:			
Cost of services	**54,547**	58,298	55,528
Cost of license fees	**232**	754	672
Product development	**12,117**	13,006	9,894
Sales and marketing	**18,393**	20,329	17,893
General and administrative	**11,310**	11,385	10,873
Restructuring	**4,401**	–	–
Total costs and expenses	**101,000**	103,772	94,860
Income (loss) from operations	**(10,755)**	6,277	2,497
Other income (expense):			
Interest income	**852**	858	1,196
Interest expense	**(47)**	(16)	(8)
Other	**(1,375)**	491	227
	(570)	1,333	1,415
Income (loss) before income taxes	**(11,325)**	7,610	3,912
Provision for income taxes	**2,333**	3,044	1,492
Net income (loss)	**(13,658)**	4,566	2,420
Preferred stock dividends	**540**	501	485
Net income (loss) attributable to common stockholders	**$ (14,198)**	$ 4,065	$ 1,935

See accompanying notes.

SPL WorldGroup B.V.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2003, 2002 and 2001
(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock						
	Shares	Amount	Shares	Amount	Retained Earnings	Stockholder Notes Receivable	Cumulative Translation Adjustment	Comprehensive Income	Total Stockholders' Equity
Balances at December 31, 2000	597,600	$ 5,861	11,940,953	$ 9,557	$ 22,941	$ (2,309)	$ (3,467)		$ 32,583
Issuance of common stock upon exercise of stock options	–	–	8,332	9	–	–	–		9
Exercise of put options by employee	–	–	(40,000)	(168)	–	–	–		(168)
Compensation recognized for acceleration of stock options	–	–	–	70	–	–	–		70
Loans to stockholder	–	–	–	–	–	(1,892)	–		(1,892)
Cancellation of stockholder note receivable	–	–	–	(2,791)	–	3,982	–		1,191
Interest on stockholder notes receivable	–	–	–	–	–	(9)	–		(9)
Tax benefit from stock option exercises	–	–	–	7	–	–	–		7
Preferred stock dividends	–	–	–	–	(485)	–	–		(485)
Net income	–	–	–	–	2,420	–	–	$ 2,420	2,420
Foreign currency translation adjustments	–	–	–	–	–	–	(733)	(733)	(733)
Comprehensive income								$ 1,687	
Balances at December 31, 2001	597,600	5,861	11,909,285	6,684	24,876	(228)	(4,200)		32,993
Issuance of common stock upon exercise of stock options	–	–	55,197	235	–	–	–		235
Exercise of put options by employee	–	–	(40,000)	(168)	–	–	–		(168)
Interest on stockholder notes receivable	–	–	–	–	–	(4)	–		(4)
Preferred stock dividends	–	–	–	–	(501)	–	–		(501)
Net income	–	–	–	–	4,566	–	–	$ 4,566	4,566
Foreign currency translation adjustments	–	–	–	–	–	–	709	709	709
Comprehensive income								$ 5,275	
Balances at December 31, 2002	597,600	5,861	11,924,482	6,751	28,941	(232)	(3,491)		37,830

SPL WorldGroup B.V.

Consolidated Statements of Stockholders' Equity (continued)

Years ended December 31, 2003, 2002 and 2001
(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Retained	Stockholder Notes	Cumulative Translation	Comprehensive	Total Stockholders'
	Shares	Amount	Shares	Amount	Earnings	Receivable	Adjustment	Income	Equity
Balances at December 31, 2002	597,600	$ 5,861	11,924,482	$ 6,751	$ 28,941	$ (232)	$ (3,491)		$ 37,830
Issuance of common stock upon exercise of stock options	–	–	24,931	44	–	–	–		44
Interest on stockholder notes receivable	–	–	–	–	–	(21)	–		(21)
Repurchase of common stock	–	–	(200,000)	(840)	–	–	–		(840)
Exercise of put options by employee	–	–	(11,445)	(48)	–	–	–		(48)
Repurchase of common stock and cancellation of stockholder note receivable	–	–	(38,940)	(164)	–	162	–		(2)
Preferred stock dividends	–	–	–	–	(540)	–	–		(540)
Net loss	–	–	–	–	(13,658)	–	–	$ (13,658)	(13,658)
Foreign currency translation adjustments	–	–	–	–	–	–	5,337	5,337	5,337
Comprehensive loss								$ (8,321)	
Balances at December 31, 2003	597,600	$ 5,861	11,699,028	$ 5,743	$ 14,743	$ (91)	$ 1,846		$ 28,102

See accompanying notes.

SPL WorldGroup B.V.

Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,		
	2003	2002	2001
Operating activities			
Net income (loss)	$ (13,658)	$ 4,566	$ 2,420
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,963	3,532	2,767
Write-off of property and equipment	545	–	–
Deferred income taxes	(34)	1,319	1,556
Interest on stockholder notes receivable	(21)	(4)	(9)
Compensation recognized for acceleration of stock options	–	–	70
Tax benefit from stock option exercises	–	–	7
Changes in operating assets and liabilities:			
Accounts receivable	19,622	(6,620)	(4,085)
Prepaid expenses and other	392	(256)	116
Accounts payable and accrued compensation and related expenses	482	(1,068)	531
Income taxes payable, net	(149)	2,111	(1,270)
Deferred revenue	(3,190)	885	7,367
Accrued liabilities and other	1,729	(408)	(1,806)
Net cash provided by operating activities	9,681	4,057	7,664
Investing activities			
Purchase of property and equipment	(3,339)	(4,090)	(3,356)
Net cash used in investing activities	(3,339)	(4,090)	(3,356)
Financing activities			
Proceeds from issuance of common stock	44	235	9
Exercise of put options by employees	(48)	(168)	(168)
Repurchase of common stock	(840)	–	(1,892)
Repayments of long-term debt	–	–	(178)
Net cash provided by (used in) financing activities	(844)	67	(2,229)
Net increase in cash and cash equivalents	5,498	34	2,079
Cash and cash equivalents at beginning of year	36,328	36,294	34,215
Cash and cash equivalents at end of year	$ 41,826	$ 36,328	$ 36,294
Supplemental disclosure			
Cash paid for income taxes, net of refunds	$ 2,785	$ 933	$ 234
Cash paid for interest	$ 47	$ 15	$ 12
Supplemental disclosure of noncash investing and financing activities			
Preferred stock dividends	$ 540	$ 501	$ 485
Cancellation of stockholder notes receivable	$ 164	$ –	$ 3,982

See accompanying notes.

SPL WorldGroup B.V.

Notes to Consolidated Financial Statements

December 31, 2003

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

SPL WorldGroup B.V. (collectively, "SPL" or the "Company") is a provider of customer management software solutions to the energy and services related industries in regulated and competitive markets worldwide. SPL, a Netherlands company, was incorporated on March 28, 1994.

Basis of Presentation

The accompanying consolidated financial statements of SPL, which have been prepared in accordance with accounting principles generally accepted in the United States, include the accounts of SPL and its wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. SPL periodically evaluates its estimates, including those related to revenue recognition, the allowance for doubtful accounts, accrued liabilities and income taxes. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable based on specific circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents, which consist primarily of cash and highly liquid short-term investments with insignificant interest rate risk and maturities of three months or less at the date of purchase, are stated at cost, which approximates fair value.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-credit, quality financial institutions. While the Company's business is concentrated in the utilities industry, the Company believes its concentrations of credit risk with respect to accounts receivable are mitigated by the number of geographic areas in which the Company conducts business. Generally, the Company does not require collateral or other security to support customer receivables, which are principally from end users of the Company's products and services. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, the Company analyzed its historical collection experience and current economic trends. Actual credit losses may differ significantly from estimated amounts included in the allowance for doubtful accounts, and such differences could be material to the financial statements.

One customer accounted for approximately 12%, 11%, and 20% of revenues for the year ended December 31, 2003, 2002, and 2001, respectively. The same customer accounted for approximately 10% of accounts receivable as of December 31, 2003. Three customers accounted for approximately 17%, 12%, and 10% of accounts receivable as of December 31, 2002.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or the estimated useful lives of the improvements.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Software Development Costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. For the years ended December 31, 2003 and 2002, costs incurred subsequent to the establishment of technological feasibility have not been significant, and all software development costs have been charged to product development expense in the accompanying consolidated statements of operations.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Stock-Based Compensation

The Company has chosen to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees, and Related Interpretations*. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the current fair value of the Company stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company did not grant any stock options at exercise prices below fair value of the Company's common stock on the date of grant during the years ended December 31, 2003 and 2002.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

An alternative method to the intrinsic value method of accounting for stock-based compensation is the fair value approach prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* (collectively referred to as "SFAS No. 123"). SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. If the Company followed the fair value approach, the Company would be required to record deferred compensation based on the fair value of the stock option at the date of the grant. The value of the stock option is required to be computed using an option-pricing model at the date of the stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option.

If the Company had elected to use the fair value approach encouraged by SFAS No. 123 to account for its employee stock-based compensation plan, the net income (loss) attributable to common stockholders would have been adjusted to the pro forma amounts indicated below (in thousands):

	Year ended December 31,		
	2003	2002	2001
Net income (loss) attributable to common stockholders — as reported	$ (14,198)	$ 4,065	$ 1,935
Add: Stock-based employee compensation cost, net of tax, included in net income as reported	–	–	43
Less: Pro forma stock-based employee compensation cost, net of tax, determined under the fair value method	(320)	(961)	(1,791)
Net income (loss) attributable to common stockholders — pro forma	$ (14,518)	$ 3,104	$ 187

1. Description of Business and Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The stock-based employee compensation cost under the fair value method was determined using the "minimum value" option-pricing model with the following weighted-average assumptions:

	Year ended December 31,		
	2003	**2002**	**2001**
Risk-free interest rate	3.0%	3.8%	4.3%
Expected life (in years)	6	6	6
Expected dividends	–	–	–

The weighted-average grant date fair value of options granted during the years ended December 31, 2003, 2002, and 2001, were $0.92, $1.13, and $1.08, respectively.

Foreign-Currency Translation

All amounts included in the accompanying consolidated financial statements are stated in U.S. dollars, which is the reporting currency of the Company. In general, the functional currency of a foreign operation is deemed to be the local country's currency. Assets and liabilities of operations denominated in foreign currencies are translated using the exchange rate at the end of the applicable reporting period. The cumulative effects of foreign-currency translation adjustments are included as a separate component of stockholders' equity. Foreign-currency transaction gains and losses are included in other income. The accompanying statements of operations include net foreign-currency transaction gains (losses) of approximately $(436,000), $(252,000) and $230,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Revenue Recognition

The Company provides computer systems integration and software licenses to customers under contractual arrangements. The Company recognizes revenues in accordance with provisions of Statement of Position ("SOP") 97-2, *Software Revenue Recognition*, as modified by SOP 98-9 and SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. Revenue is recognized when there is persuasive evidence of an arrangement, the software is delivered, collection is probable, and the fee is fixed or determinable.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Revenues for integration services and related software license fees are recognized at the contract amounts either as the services are performed (for time and material contracts) or under the percentage-of-completion method (for fixed-price contracts). The percentage-of-completion method is dependent on estimates of remaining effort required to complete the project and is determined using the number of hours incurred as compared to the total estimated hours to complete the contract. Actual remaining effort could vary significantly from the estimates, and such differences could be material to the financial statements. Losses on contracts, if any, are provided for in full in the period when determined.

When services being performed are essential to the functionality of the software licenses, license revenue is recognized using the percentage-of-completion method and is determined by the number of hours incurred as compared to the total estimated hours to complete the contract.

In arrangements where the Company sells software licenses without professional services, license revenue is recognized using the residual method. Under the residual method, revenue is allocated to undelivered elements based on vendor-specific objective evidence of fair value and the residual amounts of revenue are allocated to delivered elements.

Revenue from maintenance contracts, which is included in service revenue, is recognized ratably over the term of the maintenance agreement, which is generally one year. These contracts typically call for the Company to provide support and software updates and upgrades to customers.

Royalty fees are generally recognized as they are reported by the reseller and are included as license fees in the accompanying statements of operations.

Accounts receivable include revenue billed under the terms of the contract or agreement, licenses and services revenue recognized but not yet billed, and out-of-pocket expenses that are recoverable from the customer. Revenue earned but not billed as of December 31, 2003 and 2002 amounted to $4,630,000 and $4,392,000, respectively. Accounts receivable also include retention amounts due to the Company upon completion of the related contract. Retentions included in receivables amounted to $248,000 and $393,000 as of December 31, 2003 and 2002, respectively, which will be due upon completion of the contract and final customer acceptance.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Deferred Revenues

Deferred revenues relate primarily to license fees paid in advance of project completion and maintenance agreements, which are typically paid for by customers in advance of the performance of those services.

Advertising Costs

Advertising costs are expensed during the periods in which they are incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001, were approximately $395,000, $607,000 and $399,000, respectively.

2. Licensing Agreement with Related Party

In February 1999, the Company entered into a Joint Development and Marketing Agreement with PeopleSoft, Inc. ("PeopleSoft"), a stockholder of the Company. This agreement calls for the development and marketing of a PeopleTools version of the Company's proprietary customer information system software ("CIS *PLUS*®"). Under this agreement, the Company receives royalties on license and maintenance sales of PeopleTools CIS *PLUS*®. A minimum royalty of $8 million is due over the five-year period ending June 30, 2003. In each period, the Company recognizes the greater of the amount earned on sales of the PeopleTools product or the minimum annual royalty amount. The Company recognized license revenue of $1.3 million, $4.6 million, and $2.3 million and services revenue of $2.5 million, $1.6 million, and $0.8 million under this agreement in the years ended December 31, 2003, 2002 and 2001, respectively.

SPL WorldGroup B.V.

Notes to Consolidated Financial Statements (continued)

3. Property and Equipment

Property and equipment consists of the following:

	December 31, 2003	December 31, 2002
	(In thousands)	
Computer equipment	$ 12,705	$ 13,696
Office furniture and equipment	4,082	3,690
Automobiles	114	74
Leasehold improvements	3,754	2,724
	20,655	20,184
Less accumulated depreciation and amortization	(14,571)	(12,929)
Net property and equipment	$ 6,084	$ 7,255

4. Stockholders' Equity

Capital Stock

As of December 31, 2003 and 2002, the Company's capital stock consists of the following:

	Shares		
		Outstanding at December 31,	
Series	Authorized	2003	2002
A redeemable convertible preferred	1,120,020	1,120,020	1,120,020
B convertible preferred	597,600	597,600	597,600
A common	4,480,000	–	–
B common	52,302,300	11,699,028	11,924,482
C common	4,000,000	–	–

The Company's three classes of common stock have the same features and rights. Series A and Series B preferred shares may only be converted into Series A and C common shares, respectively.

4. Stockholders' Equity (continued)

Preferred Stock

Series A

Subject to certain antidilution provisions, each share of Series A preferred stock is convertible into one share of Series A common stock. Preferred shares automatically convert into common stock upon a Qualified Initial Public Offering ("Qualified IPO"). A Qualified IPO is defined as a public offering whereby aggregate net proceeds exceed $17.5 million and the price per share is at least three times the Series A original issuance price (or $11.25 per share). Dividends on the Series A preferred stock are cumulative at 8% of the issue price, compounded. Dividends totaling $540,000, $501,000, and $485,000 were accrued in the years ended December 31, 2003, 2002, and 2001, respectively.

These dividends were unpaid as of December 31, 2003, and are included with redeemable convertible preferred stock in the balance sheets. At the election of any holder of Series A preferred stock, up to 50% of that holder's dividend may be payable in shares of the Series A common stock. The dividend requirements of the Series A preferred stock must be satisfied prior to payment of any dividends or distributions with respect to the Company's other classes of capital stock. The redemption provision of the Series A preferred permits holders, at any time after October 31, 2000, to redeem their shares with the Company for the price paid plus any accrued dividends. As of December 31, 2003, no shares have been redeemed.

Series B

Each share of Series B preferred stock is convertible into one share of Series C common stock, subject to certain antidilution provisions, Series B preferred shares automatically convert into common stock upon a Qualified IPO.

At December 31, 2003, aggregate liquidation preferences were $7,301,000 and $4,183,000 for the Series A and Series B preferred stock, respectively. Both Series A and Series B preferred stockholders are entitled to voting rights equivalent to the number of common shares into which their shares are convertible.

4. Stockholders' Equity (continued)

Preferred Stock (continued)

Warrants

Warrants to purchase 25,000 shares of Series B common stock at an exercise price of $4.20 per share are outstanding as of December 31, 2003. The warrants are exercisable immediately and expire in August 2007.

Stockholder Notes Receivable

As of December 31, 2003, notes receivable in the amount of $91,000 from stockholders of the Company arising from the issuance of 25,960 shares of common stock to employees have been recorded as a reduction of stockholders' equity in the consolidated balance sheet. The full recourse notes bear interest at 7%.

During 2003, the Company canceled a shareholder note receivable for $164,000 in exchange for 38,940 shares of the Company's common stock and $2,000 cash representing interest owed under the note.

In July 2001, the Company loaned $2,791,000 to Stichting SPL WorldGroup Employee Stock ("SES"), a foundation established under Dutch law. This note is due in July 2004. The objectives of SES are to stimulate and promote the shareholding by employees of SPL and other interested parties of shares in the capital of SPL, whether or not in connection with an employee stock plan. In July 2001, the former chief executive officer sold 664,605 shares of Company common stock to SES, which shares are treated as outstanding by the Company. In accordance with accounting principles generally accepted in the United States, SES has been consolidated with the Company.

Shares Reserved for Future Issuance

At December 31, 2003, the Company had reserved 1,120,020 shares of Series A common stock for the conversion of Series A preferred shares; 9,484,275 shares of Series B common stock for future issuance, including 25,000 shares reserved for exercise of warrants and 9,509,275 shares for the exercise of stock options; and 597,600 shares of Series C common stock for the conversion of Series B preferred shares.

4. Stockholders' Equity (continued)

Stock Option Plan

The Company has stock and stock option plans that cover the issuance of stock purchase rights, incentive stock options, and nonqualified stock options (hereinafter collectively referred to as "options"). The plans provide for the purchase of up to 10,852,872 shares of the Company's common stock. Stock purchase rights, entitling the grantee to purchase restricted stock, may be granted under the 1998 stock plan. Under the terms of all plans, options may be granted to qualified employees, directors, and, under certain plans, consultants, at prices determined by the administrator of the plan on the date of grant. The exercise price must be equal to at least 85% of the current fair market value of the underlying shares in the case of a nonqualified stock option or 100% in the case of an incentive stock option, except under the 1995 and 1997 Management Stock Option Plans which permit the granting of options with an exercise price as determined by the Board of Directors and may be below fair market value of the underlying shares. Vesting periods are determined by the Board of Directors and are generally three to four years from the date of grant. Options expire at the earlier of ten years from the plan inception date for incentive and nonqualified stock options granted under the Company's 1995 or 1997 Option Plans (ten years from the grant date under the 1998 plan), or five years from the time of grant for incentive stock options granted to a 10% stockholder or three months from the date of the optionee's termination of association with the Company.

4. Stockholders' Equity (continued)

Stock Option Plan (continued)

Information relating to the outstanding stock options is as follows:

		Options Outstanding	
	Options Available for Grant	**Number of Shares**	**Weighted-Average Exercise Price**
Outstanding at December 31, 2000	2,780,972	6,873,460	$ 3.45
Granted	(2,261,366)	2,261,366	4.20
Exercised	–	(8,332)	2.15
Canceled	993,110	(993,110)	3.50
Outstanding at December 31, 2001	1,512,716	8,133,384	3.65
Granted	(1,260,628)	1,260,628	4.20
Exercised	–	(111,894)	2.32
Canceled	725,401	(725,401)	3.80
Outstanding at December 31, 2002	977,489	8,556,717	3.75
Granted	**(1,502,900)**	**1,502,900**	**4.20**
Exercised	–	**(24,931)**	**1.75**
Canceled	**3,274,181**	**(3,274,181)**	**4.05**
Outstanding at December 31, 2003	**2,748,770**	**6,760,505**	**3.71**

4. Stockholders' Equity (continued)

Stock Option Plan (continued)

The following table summarizes information with respect to stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
\$0.87 – \$2.69	1,250,356	2.40	\$ 1.96	1,250,353	\$ 1.97
\$3.22 – \$3.85	936,116	5.10	\$ 3.67	935,578	\$ 3.67
\$4.20 – \$4.20	4,574,033	7.93	\$ 4.20	2,490,321	\$ 4.20
\$0.87 – \$4.20	6,760,505	6.52	\$ 3.71	4,676,252	\$ 3.49

5. Provision for Income Taxes

Significant components of the provision for income taxes consist of the following:

	Year ended December 31,		
	2003	2002	2001
	(In thousands)		
Current:			
U.S. federal	\$ (465)	\$ (369)	\$ (1,357)
State and local	15	15	10
Foreign	2,817	2,079	1,113
	2,367	1,725	(234)
Deferred:			
U.S. federal	418	945	1,121
State and local	(7)	(31)	–
Foreign	(445)	405	605
	(34)	1,319	1,726
Total provision for income taxes	\$ 2,333	\$ 3,044	\$ 1,492

5. Provision for Income Taxes (continued)

The provision for income taxes differs from the amount computed by applying the statutory federal rate to pretax income as follows:

	Year ended December 31,		
	2003	**2002**	**2001**
Federal statutory rate	**34.0%**	35.0%	35.0%
Differences in U.S. and foreign tax rates	**1.5**	(2.1)	(3.7)
Change in valuation allowance	**(67.9)**	17.4	31.4
Tax credits	**5.1**	(8.3)	(13.5)
State and local taxes	**8.9**	(0.4)	0.3
Other	**(2.2)**	(1.6)	(11.3)
Effective income tax rate	**(20.6)%**	40.0%	38.2%

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,		
	2003	**2002**	**2001**
Deferred tax assets:			
Net operating loss carryforwards	**$ 7,666**	$ 635	$ 441
Tax credit carryforwards	**2,508**	2,048	1,420
Compensation accruals	**601**	782	1,377
Accrued expenses	**1,411**	1,475	112
Deferred revenue	**–**	–	901
Other, net	**2,153**	1,605	1,314
	14,339	6,545	5,565
Valuation allowance	**(12,150)**	(4,537)	(3,213)
	2,189	2,008	2,352
Deferred tax liabilities:			
Unremitted earnings	**150**	150	150
Other, net	**1,429**	1,282	307
	1,579	1,432	457
Net deferred tax assets	**$ 610**	$ 576	$ 1,895

5. Provision for Income Taxes (continued)

Management has concluded that a valuation allowance is required on a portion of the Company's deferred tax assets based on the Company's history of earnings and its assessment that it is more likely than not that future levels of taxable income will not be sufficient to realize a portion of the deferred tax assets. The valuation allowance increased by $7,613,000 and $1,324,000 during the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2003, the Company had federal net operating loss carryforwards of $17.9 million, which begin to expire in 2022. As of December 31, 2003, the Company had state net operating losses carryforwards of approximately $26.6 million, which begin to expire in 2005. As of December 31, 2003, the Company had federal tax credit carryovers of $309,000 which begin to expire in 2005 and $1,603,000, which begin to expire in 2019 and state tax credit carryovers of $596,000, which have no expiration.

Utilization of the Company's loss carryforwards may be subject to annual limitations due to change in ownership provisions in various tax jurisdictions. Any such limitations could result in the expiration of the net operating loss carryforwards before utilization.

6. Commitments

The Company leases its office facilities under operating leases with renewal options and escalation clauses expiring through the year 2008. These leases require the Company to pay operating costs, including property taxes, insurance, and maintenance, and generally contain renewal options and provisions adjusting the lease payments based upon changes in the U.S. Consumer Price Index or local equivalent.

Future minimum lease payments under noncancelable operating leases having initial terms in excess of one year are as follows (in thousands):

Year ending December 31,	
2004	$ 3,378
2005	2,614
2006	2,273
2007	2,017
2008	1,476
	$ 11,758

6. Commitments (continued)

The amounts above include $3,004,000 of minimum lease payments for excess office space that was abandoned in December 31, 2003 (Note 7), and will be paid through 2008.

Minimum payments have not been reduced by minimum sublease rentals of $642,000 due in the future under noncancelable operating leases. Rent expense amounted to approximately $5,326,000, $2,680,000 and $2,391,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

7. Restructuring

In January 2003, the Company adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, for all restructuring plans initiated after December 31, 2002. During the year ended December 31, 2003, the Company recorded a restructuring charge of $4.4 million. The charge consisted of $2.4 million resulting from a workforce reduction primarily attributable to severance, $348,000 resulting from the disposal of fixed assets and $1.7 million resulting from excess facility costs. The facilities cost was based on the present value of the sum of noncancelable lease costs. The lease costs were less the estimated future sublease income, which will be paid over the estimated vacancy periods through 2008.

FILE NO.
82 - 34708

7. Restructuring (continued)

The Company's estimated costs to exit excess facilities are based on currently available commercial rates. The actual loss incurred in exiting the facilities could be different than the current estimates. A summary of the restructuring charge and related accruals are as follows:

	Work Force Reduction Charges	Facilities Related Charges	Total
		(In thousands)	
Accruals as of December 31, 2002	$ –	$ –	$ –
Charges	2,393	2,008	4,401
Deductions — cash payments	(1,065)	–	(1,065)
Deductions — write-offs	–	(348)	(348)
Accrual as of December 31, 2003	$ 1,328	$ 1,660	$ 2,988
Less noncurrent accrued restructuring charges			(1,005)
Accrued restructuring charges included within current accrued liabilities			$ 1,983
Estimated remaining cash expenditures	$ 1,328	$ 3,004	$ 4,332

8. Employee Benefit Plans

The Company has multiple employee benefit plans covering groups of its employees within the United States and throughout the world. Employee contributions are determined based upon local standards and requirements. The Company's contributions to these plans include both mandatory and discretionary contributions. Company contributions for the years ended December 31, 2003, 2002, and 2001, were approximately $1.4 million, $2.2 million, and $2.1 million, respectively.

9. Information by Geographic Area

Information regarding operating information and identifiable assets for continuing operations by geographic area is as follows:

	Year ended December 31,		
	2003	2002	2001
	(In thousands)		
Revenues:			
United States	$ 68,457	$ 89,241	$ 85,222
Foreign	21,788	20,808	12,135
	$ 90,245	$ 110,049	$ 97,357
Income before income taxes:			
United States	$ (15,731)	$ 2,804	$ 3,419
Foreign	4,406	4,806	493
	$ (11,325)	$ 7,610	$ 3,912

	December 31,	
	2003	2002
	(In thousands)	
Total assets:		
United States	$ 32,446	$ 53,061
Foreign	35,528	25,228
	$ 67,974	$ 78,289

The following long-lived assets are included in the table above:

	December 31,	
	2003	2002
	(In thousands)	
Long-lived assets:		
United States	$ 2,334	$ 4,472
Foreign	4,262	2,876
	$ 6,596	$ 7,348

10. Subsequent Events (Unaudited)

Sale of Search Software America

On March 16, 2004, the Company completed the sale of its data solutions business, Search Software America, for $21.3 million in cash. The transaction resulted in a gain in the first quarter of 2004.

The carrying values of the major classes of assets and liabilities of the data solutions business are as follows:

	December 31, 2003	December 31, 2002
	(In thousands)	
Assets:		
Cash and cash equivalents	$ 10,831	$ 7,788
Accounts receivable	1,968	1,453
Prepaid expenses and other assets	168	129
Deferred income taxes	482	159
Property and equipment, net	203	209
	$ 13,652	$ 9,738
Liabilities:		
Accrued compensation and related expenses	$ 1,679	$ 865
Accrued liabilities and other	249	144
Income taxes payable	136	286
Deferred revenue	2,703	2,344
	$ 4,767	$ 3,639

The revenue and income before income taxes for Search Software America was as follows:

	Year ended December 31, 2003	2002	2001
	(In thousands)		
Revenue	$ 10,308	$ 9,038	$ 7,501
Income before income taxes	$ 2,941	$ 2,964	$ 2,858

10. Subsequent Events (Unaudited) (continued)

Business Acquisition

On May 4, 2004, the Company signed an agreement to acquire certain assets of a business for approximately $15 million in cash. This transaction is subject to closing conditions.

SPL WorldGroup B.V.
Consolidated Balance Sheets
(In thousands)

	Unaudited	Audited
Assets	09/30/04	12/31/03
Current assets:		
Cash & cash equivalents	$ 38,582	$ 41,826
Accounts receivable, less allowances of $880 and $2,340 in September 2004 and December 2003, respectively	17,638	16,986
Prepaid expenses & other assets	9,106	1,806
Deferred income taxes	267	760
Total Current Assets	65,593	61,378
Property and equipment, net	3,997	6,084
Other assets	12,651	512
Total assets	$ 82,241	$ 67,974
Liabilities & stockholders' equity		
Current liabilities:		
Accounts payable	$ 307	$ 1,043
Accrued compensation and related expenses	6,322	9,507
Accrued liabilities and other	3,693	4,551
Income taxes payable	7,099	3,884
Deferred revenue	10,622	12,312
Total current liabilities	28,043	31,297
Deferred income taxes	150	150
Other long-term liabilities	1,183	1,124
Total liabilities	29,376	32,571
Commitments		
Redeemable convertible preferred stock	7,734	7,301
Stockholders' equity:		
Convertible preferred stock	5,861	5,861
Common stock	5,799	5,743
Retained earnings	33,491	14,743
Stockholder notes receivable	-	(91)
Cumulative translation adjustment	(20)	1,846
Total stockholders' equity	45,131	28,102
Total liabilities and stockholders' equity	$ 82,241	$ 67,974

SPL WorldGroup B.V.
Consolidated Statements of Income
(In thousands)

	Unaudited For the 9 months ended 9/30/2004	Audited For the 12 months ended 12/31/2003
Revenues:		
Services	$ 57,603	$ 77,757
License fees	5,124	12,488
Total revenues	62,727	90,245
Costs and expenses:		
Cost of services	35,587	54,547
Cost of license fees	412	232
Product development	7,484	12,117
Sales and marketing	9,479	18,393
General and administrative	8,428	11,310
Restructuring charge	653	4,401
Total costs and expenses	62,043	101,000
Income (loss) from operations	684	(10,755)
Other income (expense):		
Interest income	433	852
Interest expense	(30)	(47)
Other	21,529	(1,375)
	21,932	(570)
Income (loss) before income taxes	22,616	(11,325)
Provision (benefit) for income taxes	3,435	2,333
Net income (loss)	19,181	(13,658)
Preferred stock dividends	433	540
Net income (loss) attributable to common stockholders	$ 18,748	$ (14,198)

FILE NO.
82 - 34708

SPL WorldGroup B.V.
Consolidated Statements of Cash Flows

(In thousands)

	Unaudited For the 9 months ended 9/30/04	Audited For the 12 months ended 12/31/03
Operating activities		
Net Income (loss)	$ 19,181	$ (13,658)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation & amortization	2,550	3,963
Gain on sale of SSA	(20,879)	
Write-off of property and equipment	52	545
Deferred income taxes	74	(34)
Interest on stockholder notes receivable	11	(21)
Changes in operating assets & liabilities:		
Accounts receivable	(3,047)	19,622
Prepaid expenses and other	(2,920)	392
Accounts payable and accrued compensation and related expenses	- (237)	482
Income taxes payable, net	3,215	(149)
Deferred revenue	(5,451)	(3,190)
Accrued liabilities and other	(999)	1,729
Net cash provided by operating activities	(8,450)	9,681
Investing activities		
Purchase of property and equipment	(166)	(3,339)
Proceeds from sale of SSA	19,462	
CES Acquisition - Escrow	(5,000)	
CES Acquisition	(9,226)	
Net cash used in investing activities	5,070	(3,339)
Financing activities		
Proceeds from issuance of common stock	56	44
Exercise of put options by employees	-	(48)
Repurchase of common stock	-	(840)
Repayment of stockholder note receivable	80	-
Net cash provided by (used in) financing activities	136	(844)
Net increase in cash & cash equivalents	(3,244)	5,498
Cash & cash equivalents at beginning of period	41,826	36,328
Cash & cash equivalents at end of period	$ 38,582	$ 41,826
Supplemental disclosure		
Cash paid for income taxes, net of refunds	$ -	$ 2,785
Cash paid for interest	$ 30	$ 47
Supplemental disclosure of noncash investing and financing activities		
Preferred stock dividends	$ 433	$ 540
Cancellation of stockholder notes receivable		$ 164

SCHEDULE III

FINANCIAL STATEMENTS OF CES INTERNATIONAL, INC.

CES INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

CES INTERNATIONAL, INC. AND SUBSIDIARY

Table of Contents

December 31, 2003

NOTIFICATION TO THIRD PARTY USERS OF THIS REPORT

This report was prepared subject to the terms and conditions set forth in an engagement letter. By relying upon this report, all users shall be deemed to agree to the terms and conditions of that engagement letter. Users intending to rely upon this report should contact the issuer to obtain a copy of its applicable terms and conditions. This report is intended for the exclusive use of the clients of the issuer and others to whom the issuer has expressly granted consent.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
CES International, Inc. and Subsidiary
Alpharetta, Georgia

We have audited the accompanying consolidated balance sheet of CES International, Inc. and Subsidiary as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company's consolidated financial statements do not include the balance sheet or the statements of operations, changes in stockholder's deficit, and cash flows of one of its wholly owned subsidiaries, Enermetrix.com, Inc. In our opinion, consolidation of the balance sheet, statements of operations, changes in stockholder's deficit, and cash flows of this wholly owned subsidiary is required to conform with U.S. generally accepted accounting principles.

In our opinion, except for the omission of the information discussed in the preceding paragraph, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of CES International, Inc. and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

June 10, 2004

FILE NO.
82 - 34708

CES INTERNATIONAL, INC. AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 2003

Assets

Current assets:		
Cash and cash equivalents	$	1,268,417
Accounts receivable, net of allowance for doubtful accounts of $707,571		2,163,172
Unbilled receivables		343,614
Prepaid expenses		482,071
Total current assets		4,257,274
Property and equipment, net		841,120
Investment in wholly-owned subsidiary		3,301,778
Total Assets	$	8,400,172

Liabilities and Stockholders' Deficit

Current liabilities:		
Current portion of capital lease obligations	$	135,122
Accounts payable		1,320,368
Current portion of accrued liabilities		1,660,266
Notes payable to stockholders		4,219,747
Current portion of deferred revenue		7,031,053
Total current liabilities		14,366,556
Capital lease obligations, net of current portion		21,030
Accrued liabilities, net of current portion		82,661
Deferred revenue, net of current portion		1,296,493
Due to wholly-owned subsidiary		3,706,207
Deferred rent		44,645
Total liabilities		19,517,592
Commitments		-
Stockholders' deficit:		
Convertible preferred stock:		
Series E, $.01 par value; 3,200,000 shares authorized, 2,588,677 shares issued and outstanding		25,887
Series A, $.01 par value; 10,678 shares authorized, issued, and outstanding		107
Series A-1, $.01 par value; 9,788 shares authorized, issued, and outstanding		98
Series C, $.01 par value; 2,054,864 shares authorized, 1,233,022 shares issued and outstanding		12,330
Series D, $.01 par value; 283,425 shares authorized, issued, and outstanding		2,834
Common stock, $.01 par value; 35,000,000 shares authorized 5,420,091 shares issued and outstanding		54,201
Additional paid-in capital		38,113,162
Accumulated deficit		(49,306,528)
Accumulated other comprehensive loss		(19,511)
Total stockholders' deficit		(11,117,420)
Total Liabilities and Stockholders' Deficit	$	8,400,172

See notes to consolidated financial statements.

CES INTERNATIONAL, INC. AND SUBSIDIARY

Consolidated Statement of Operations

For the Year Ended December 31, 2003

Revenue:	
Software license revenue	$ 3,188,073
Service and support revenue	8,827,086
Total revenue	12,015,159
Expenses:	
Cost of software license revenue	221,572
Cost of service and support revenue	5,265,864
Sales and marketing	2,372,802
Research and development	2,432,927
General and administrative	3,569,617
Total expenses	13,862,782
Loss from operations	(1,847,623)
Other income (expense):	
Interest income	1,334
Interest expense	(1,106,105)
Other income	11,782
Other expense	(3,062)
Gain on vendor settlement	19,654
Loss on disposal of property and equipment	(3,650)
Investment loss from wholly-owned subsidiary	(65,840)
	(1,145,887)
Net loss	(2,993,510)
Other comprehensive loss - Foreign currency translation	(19,511)
Comprehensive loss	$ (3,013,021)

See notes to consolidated financial statements.

CES INTERNATIONAL, INC. AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Deficit

	Series E Convertible Preferred Stock		Series A Convertible Preferred Stock		Series A-1 Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2002	2,588,677	$25,887	10,678	$ 107	9,788	$ 98	1,233,022	$ 12,330	283,425	$ 2,834	5,420,086	$ 54,201	$ 37,536,705	$ (46,313,018)	$ -	$ (8,680,856)
Changes to additional paid-in capital for issuance of warrants in conjunction with loan transactions	-	-	-	-	-	-	-	-	-	-	-	-	576,432	-	-	576,432
Issuance of common stock from stock options	-	-	-	-	-	-	-	-	-	-	5	-	25	-	-	25
Other comprehensive loss - foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(19,511)	(19,511)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,993,510)		(2,993,510)
Balance, December 31, 2003	2,588,677	$25,887	10,678	$ 107	9,788	$ 98	1,233,022	$ 12,330	283,425	$ 2,834	5,420,091	$ 54,201	$ 38,113,162	$ (49,306,528)	$ (19,511)	$ (11,117,420)

See notes to consolidated financial statements.

FILE NO.
82 - 34708

CES INTERNATIONAL, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2003

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:	
Net loss	$ (2,993,510)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	859,646
Interest expense from warrants	595,434
Loss on disposal of property and equipment	3,650
Bad debt recoveries	(11,970)
Other comprehensive loss	(19,511)
Changes in operating assets and liabilities:	
Accounts receivable	1,732,175
Unbilled receivables	(60,148)
Prepaid expenses	715,094
Accounts payable	(664,448)
Accrued liabilities	(326,888)
Deferred revenue	(304,978)
Deferred rent	44,645
Due to wholly-owned subsidiary	(123,770)
Net cash used in operating activities	(554,579)
Cash flows from investing activities:	
Purchases of property and equipment	(33,781)
Investment in wholly-owned subsidiary	53,364
Net cash provided by investing activities	19,583
Cash flows from financing activities:	
Proceeds from issuance of common stock	25
Proceeds from notes payable to stockholders	2,312,324
Principal payments on capital leases	(224,570)
Payments on line of credit	(827,298)
Net cash provided by financing activities	1,260,481
Net increase in cash and cash equivalents	725,485
Cash and cash equivalents, beginning of year	542,932
Cash and cash equivalents, end of year	$ 1,268,417

See notes to consolidated financial statements.

CES INTERNATIONAL, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows - Continued

For the Year Ended December 31, 2003

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ 34,032
Cash paid during the year for income taxes	$ -

Supplemental disclosures of noncash investing and financing activities:

During 2003, the Company disposed of property and equipment with a cost of $327,912 and accumulated depreciation of $324,263.

During 2003, the Company issued Series E convertible preferred stock warrants with a value of $576,432.

Note 1 - Description of business and summary of significant accounting policies:

Description of business

On May 9, 2001, Configured Energy Systems, Inc. reincorporated in Delaware from Minnesota and became CES International, Inc. (CES). CES provides real-time software solutions, implementation, and support services focused on improving infrastructure reliability and customer service to companies with distributed networks. To date, CES has focused its efforts in the electric utility market. CES considers its business activities as a single segment.

On June 18, 2001, CES International Pty, Limited was incorporated in Sydney, Australia to expand CES' services in Australia and New Zealand.

Principles of consolidation

The consolidated balance sheet of CES International, Inc. and Subsidiary (the Company) as of December 31, 2003, and the consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year ended December 31, 2003 are consolidated and consist solely of the financial statements of CES International, Inc. and its wholly owned subsidiary CES International Pty, Limited. All significant intercompany accounts and transactions have been eliminated as part of the consolidation.

The consolidated balance sheet as of December 31, 2003, and the consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year then ended do not include the balance sheet, statements of operations, changes in stockholder's deficit, and cash flows of CES' wholly owned subsidiary Enermetrix.com, Inc. (Enermetrix). If the financial statements of Enermetrix were included in the consolidated financial statements, they could influence the reader's judgment as to the financial position of the Company.

Receivables and credit policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within thirty days from the invoice date, depending upon the contract terms. No interest is charged on accounts receivable not paid according to terms.

Accounts receivable are stated at the amount billed to the customer. Customer account balances not paid within contract terms are considered delinquent. Payments on accounts receivable are allocated to the specific invoices identified on the customers remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Note 1 - Description of business and summary of significant accounting policies - continued:

Receivables and credit policies - continued

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management individually reviews all accounts receivable balances that exceed contract terms and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through an allowance for doubtful accounts. At December 31, 2003, the allowance for doubtful accounts was $707,571.

Cash equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid debt instruments, including short-term investments purchased with a maturity of three months or less, to be cash equivalents.

Use of estimates in the preparation of consolidated financial statements

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment, including software purchased for internal use, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the estimated life of the related asset or the lease term, whichever is less, on a straight-line basis.

The Company evaluates long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes

The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue recognition

The Company generates revenue from licensing its software products, providing related services for implementation consulting and support. The Company follows the provisions of Statement of Position No. 97-2 (SOP No. 97-2), "Software Revenue Recognition", as amended by Statement of Position No. 98-9 (SOP No. 98-9), "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions."

Under SOP No. 97-2, if the license agreement does not provide for significant customization of or enhancements to the software, software license revenue is recognized when a license agreement is executed, the product has been delivered, all significant obligations are fulfilled, the fee is fixed or determinable, and collectibility is probable. For those license agreements where customer acceptance is required and it is not probable, license revenue is recognized when the software has been accepted. For those license agreements where the licensee requires significant enhancements or customization to adapt the software to the unique specifications of the customer or the service elements of the arrangement are considered essential to the functionality of the software products, both the license revenue and services revenue are recognized using contract accounting. If acceptance of the software and related software services is probable, the percentage of completion method is used to recognize revenue for those types of license and service agreements, where progress towards completion is measured by comparing software services hours incurred to estimated total hours for each software and services arrangement. Substantially all of the license and services revenue from the Company's fixed price contracts have been recognized using the contract accounting percentage of completion method. If acceptance of the software and related software services is not probable, then the completed contract method is used and license revenue is recognized only when the Company's obligations under the license agreement are completed and the

Note 1 - Description of business and summary of significant accounting policies - continued:

Revenue recognition - continued

software has been accepted. Accordingly, for these contracts, payments received and software license costs are deferred until the Company's obligations under the license agreement are completed. Anticipated losses, if any, on uncompleted contracts are recognized in the period in which such losses are determined.

Maintenance and support revenue associated with new product licenses and renewals is deferred and recognized ratably over the contract period, which is typically 12 to 36 months. For time and material contracts for services, where the services do not significantly modify the licensed products and are not essential to their functionality, and payment obligations for the licensed products are not dependent upon the performance of the services, service revenue is recognized as such services are performed.

Cost of service revenue consists primarily of salaries, benefits, and allocated costs related to providing such services.

The Company has relationships with a number of third-party distributors to market and distribute its products worldwide. Under such arrangements, the distributors report information to, are invoiced by, and remit payments to the Company based on transactions with the ultimate customer. The Company records license revenue and service revenue based upon transactions reported to the Company.

The Company provides a warranty that its products are free from defects. Estimated sales returns and provisions for insignificant vendor obligations and estimated warranty costs have not been material and are recorded as incurred.

Research and development

Research and development expenditures are expensed as incurred. Statement of Financial Accounting Standards No. 86 (SFAS No. 86), "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Historically, the period between achieving technological feasibility and general availability of such software has been short and software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs.

Note 1 - Description of business and summary of significant accounting policies - continued:

Stock-based compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation", but applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its stock plans. Under APB No. 25, when the exercise price of an employee stock option equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

Note 2 - Deferred revenue:

Deferred revenue consists of the following at December 31, 2003:

Current:	
Software license revenue	$ 1,571,013
Service and support revenue	5,460,040
	7,031,053
Long-term - service and support revenue	1,296,493
Total deferred revenue	$ 8,327,546

Deferred service and support revenues consist primarily of prepayments by our customers related to: (1) maintenance contract revenue, which is recognized ratably over the contractual period; (2) time and material professional service contract revenue, which is generally recognized as the services are rendered; and (3) fixed price professional services contract revenue, which is generally recognized on the percentage of completion basis.

Note 3 - Property and equipment:

Property and equipment at December 31, 2003 is as follows:

Equipment	$ 2,132,018
Furniture and fixtures	1,075,916
Leasehold improvements	326,419
Purchased software	861,497
	4,395,850
Less: Accumulated depreciation and amortization	(3,554,730)
Property and equipment - net	$ 841,120

Note 4 - Notes payable to stockholders:

During 2003, the Company had borrowings under multiple notes payable from various stockholders totaling $2,312,324. The notes payable accrue interest at an interest rate of 15%, compounded annually. The notes payable are unsecured and are due on demand. At December 31, 2003, amounts outstanding under the notes payable to stockholders, net of unamortized discount of $361,376, totaled $4,219,747 plus accrued interest of $510,068.

In conjunction with the borrowings from its stockholders, during 2003 the Company issued warrants to purchase a total of 191,419 shares of its Series E convertible participating preferred stock at $.01 per share. A total of $595,434 in interest expense was recorded by the Company in 2003 in conjunction with the issuance of these warrants and warrants issued in previous years.

Note 5 - Concentration of credit risk information:

The following is a summary of net sales by geographic location:

United States	$ 10,047,626
Australia	732,046
New Zealand	417,103
Ireland	268,818
United Kingdom	262,270
Bermuda	177,631
Canada	109,665
	$ 12,015,159

FILE NO.
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Note 5 - Concentration of credit risk information - continued:

Net property and equipment of approximately $9,800 is located in Australia. The remaining long-lived assets of the Company are located in the United States.

The Company provides products and services among customers in the same industry. This concentration of customers in the same industry creates a concentration of credit risk with respect to accounts receivables. The Company generally does not require collateral for accounts receivable. The Company considers concentrations of credit risk in establishing the allowance for doubtful accounts and believes the recorded amount is adequate. Historically, the Company has not experienced significant losses related to receivables from individual customers.

The Company maintains its cash in bank deposits that, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 6 - Major customer:

During the year ended December 31, 2003, the Company had revenues from one customer totaling approximately $2,100,000 or 17% of revenues. The Company had receivables due from this customer of approximately $680,000 or 24% of accounts receivable at December 31, 2003.

Note 7 - Major vendor:

During the year ended December 31, 2003, the Company obtained services from one vendor totaling approximately $818,037 or 16% of the cost of revenues. The Company had accounts payable due to this vendor of approximately $600,000 or 45% of accounts payable at December 31, 2003.

Note 8 - Equity:

Series E Convertible Preferred Stock

In the event of any liquidation, dissolution, or winding up of the Company, holders of shares of Series E shall be entitled to an amount equal to $2.98144 per share plus all declared but unpaid dividends. The Series E liquidation preference is superior to, and paid prior to, liquidation preferences for all of the other existing classes of preferred stock. After payment of this preference amount, then remaining assets and funds of the Company legally available for distribution shall be distributed among the holders of the then outstanding preferred stock pro rata, in proportion to the full amount each such holder is otherwise entitled to receive for their respective liquidation preferences, then among the holders of the then outstanding capital stock pro rata (assuming conversion of all preferred stock into common stock), in proportion to the full amount each such holder is otherwise entitled to receive.

Holders of Series E are entitled to such number of votes equal to the number of shares of common stock into which such shares of Series E are convertible. Series E votes together with common stockholders except as otherwise required by law, the Company's Articles of Incorporation and Bylaws, and the Stockholders' Agreement.

Each holder of preferred stock may at any time convert any or all of such preferred stock into fully paid and non-assessable shares of common stock at the applicable conversion price. Each share of Series E shall be convertible into the number of shares of common stock that results from dividing $3.01832 by the conversion price in effect at the time of conversion. The conversion ratio is subject to adjustment as defined for certain dilutive events. Each share of Series E shall be converted into common stock automatically upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement with the Securities and Exchange Commission of at least $30,000,000.

Holders of Series E are entitled to receive dividends pro rata with the holders of shares of common stock. Dividends on each share of Series E are payable in cash or shares of common stock and only if declared by the Company's board of directors and are not cumulative. No dividends were declared or unpaid at December 31, 2003.

Series A and A-1 Convertible Preferred Stock

In the event of any liquidation, dissolution, or winding up of the Company, holders of shares of Series A and A-1 shall be entitled to, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount equal to $374.60 per share of Series A and $561.90 per share of Series A-1, plus all declared but unpaid dividends. After payment of this preference amount and preference amounts to other series of preferred

Note 8 - Equity - continued:

Series A and A-1 Convertible Preferred Stock - continued

stock, remaining assets and funds of the Company legally available for distribution shall be distributed among the holders of the then outstanding capital stock pro rata (assuming conversion of all preferred stock into common stock), in proportion to the full amount each such holder is otherwise entitled to receive. Series A and A-1 shall rank in liquidation on parity with Series C and D.

The holders of the Company's Series A-1 convertible preferred stock are entitled to such number of votes equal to the number of shares of common stock into which such shares of Series A are convertible. Series A vote together with common stockholders except as otherwise required by law, the Company's Articles of Incorporation and Bylaws, and the Stockholders' Agreement. Holders of Series A-1 do not have voting rights for their shares except as provided by applicable law.

Each holder of preferred stock may at any time, convert any or all of such preferred stock into fully paid and nonassessable shares of common stock at the applicable conversion price. Each share of Series A shall be convertible into the number of shares of common stock that results from dividing $374.60 by the conversion price in effect at the time of conversion. Each share of Series A-1 shall be convertible into the number of shares of common stock that results from dividing $561.90 by the conversion price in effect at the time of conversion. The conversion ratio is subject to adjustment as defined for certain dilutive events. In addition, each share of preferred stock shall automatically be converted into common stock at the then effective conversion price in the event that holders of a majority of the shares consent to such conversion, or upon the closing of an underwritten public offering with aggregate offering proceeds of at least $30,000,000.

Holders of Series A and A-1 are entitled to receive dividends pro rata with the holders of shares of common stock. Dividends on each share of Series A and A-1 are payable in cash or shares of common stock and only if declared by the Company's board of directors and are not cumulative. No dividends were declared or unpaid at December 31, 2003.

Series C and Series D Convertible Preferred Stock

In the event of any liquidation, dissolution, or winding up of the Company, holders of shares of Series C and D shall be entitled to, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount equal to $9.73 per share of Series C and $7.06 per share of Series D, plus all declared but unpaid dividends on such shares. After payment of this preference amount and preference amounts to other series of preferred stock,

Note 8 - Equity - continued:

Series C and Series D Convertible Preferred Stock - continued

remaining assets and funds of the Company legally available for distribution shall be distributed among the holders of the then outstanding capital stock pro rata (assuming conversion of all preferred stock into common stock), in proportion to the full amount each such holder is otherwise entitled to receive. Series C and D shall rank in liquidation on a parity with the classes of Series A and A-1.

Each holder of preferred stock may at any time, convert any or all of such preferred stock into fully paid and non-assessable shares of common stock at the applicable conversion price. Each share of Series C shall be convertible into the number of shares of common stock that results from dividing $9.73 by the conversion price in effect at the time of conversion. Each share of Series D shall be convertible into the number of shares of common stock that results from dividing $7.057 by the conversion price in effect at the time of conversion. The conversion ratio is subject to adjustment as defined for certain dilutive events. In addition, each share of preferred stock shall automatically be converted into common stock at the then effective conversion price in the event that holders of a majority of the shares consent to such conversion, or upon the closing of an underwritten public offering with aggregate offering proceeds of at least $30,000,000.

Holders of Series C and D are entitled to such number of votes equal to the number of shares of common stock into which such shares of Series C and D are convertible. Series C and D vote together with common stockholders except as otherwise required by law, the Company's Articles of Incorporation and Bylaws, and the Stockholders' Agreement.

Holders of Series C and D are entitled to receive dividends pro rata with the holders of shares of common stock. Dividends on each share of Series C and D are payable in cash or shares of common stock and only if declared by the Company's board of directors and are not cumulative. No dividends were declared or unpaid at December 31, 2003.

Equity in escrow

During 2001, the Company purchased Enermetrix.com, Inc. As a part of the acquisition, an aggregate value of $750,000 in Series E Convertible Participating Preferred Stock of the purchase price was held in escrow pending a post closing adjustment period, and to offset potential unrecorded liabilities per the terms of the purchase agreement. As of the date of this report, the escrow agent continued to hold 248,483 shares of the Series E Convertible Participating Preferred Stock in escrow pending negotiation of such adjustments.

Note 9 - Income taxes:

At December 31, 2003, the Company had net deferred income tax assets of $0. The principal type of temporary differences between assets and liabilities for financial statement and income tax reporting purposes relates to differences resulting from depreciation, the allowance for doubtful accounts, deferred revenues, accrued liabilities, and net operating loss carryforwards.

The Company's effective income tax rate varies from what would be expected if the federal and state statutory rates were applied to income primarily because of the change in the valuation allowance against deferred tax assets.

Deferred taxes at December 31, 2003 include the following components:

	Current	Non-current
Federal:		
Deferred income tax assets	$ 3,036,714	$ 13,601,430
Deferred income tax liabilities	(279,939)	-
Valuation allowance	(2,756,775)	(13,601,430)
Net deferred income tax assets	$ -	$ -
State:		
Deferred income tax assets	$ 172,622	$ 773,175
Deferred income tax liabilities	(15,913)	-
Valuation allowance	(156,709)	(773,175)
Net deferred income tax assets	$ -	$ -

The net change in the total valuation allowance for the year ended December 31, 2003 was an increase of $991,714. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management has provided a full valuation allowance for the Company's deferred tax assets at December 31, 2003.

Note 9 - Income taxes - continued:

At December 31, 2003, the Company had a net operating loss carryforward for Federal income tax purposes of approximately $38,600,000, which is available to offset future taxable income of the Company. This net operating loss carryforward will expire at various dates through 2023 if it is not used to offset future taxable income of the Company.

Note 10 - Stock options:

The Company's Stock Option Plan (the Plan) provides for stock options to be granted to employees, consultants, independent contractors, officers, and directors. A committee of the board of directors establishes certain provisions of the options and estimates the fair value of the common shares underlying the options by assessing the business progress of the Company as well as other external factors. All options are granted at the discretion of the Company's board of directors, with the term determined by the board of directors. Stock options have a term not greater than ten years from the date of grant. Options generally vest over a period of four years with 25% at the end of the first year, then 6.25% per quarter until fully vested, and are exercisable upon vesting. In the case of certain change of control events, as defined in the Plan, all outstanding options will become immediately exercisable. In the event of termination of employment by an option holder, vesting of all non-vested options will cease. The terminated employee has the option of exercising their vested options within ninety days of termination. All unexercised options are cancelled at the end of the three month period. No options were granted during 2003.

A summary of stock option activity under the Plan is as follows:

	Plan Options Outstanding	Non-plan Options Outstanding	Weighted Exercise Price Per Share
Balance at December 31, 2002	808,693	75,000	$ 2.23
Options exercised	(5)	-	$ 5.00
Options cancelled	(120,569)	(75,000)	$ 2.31
Balance at December 31, 2003	688,119	-	$ 1.97

Note 10 - Stock options - continued:

The following table summarizes information concerning shares outstanding under the Plan as of December 31, 2003:

Shares Outstanding	Range of Approximate Exercise Prices	Weighted-Average Contractual Remaining Life (In Years)	Approximate Weighted-Average Exercise Price	Exercisable as of December 31, 2003
305,893	$ .42 - 1.70	5.11	$ 0.91	296,018
382,226	2.00 - 5.00	8.01	2.81	159,751
688,119	$ 0.42 - 5.00	6.72	$ 1.97	455,769

The Company applies APB No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements because all options granted under the Plan were granted with exercise prices at or above fair market value at the grant date. The Company did not grant stock options during 2003. Therefore, there is no difference between net income reported under APB 25 and SFAS No. 123.

Note 11 - Commitments:

Leases

The Company is obligated under various capital leases for certain computer and office equipment that expire at various dates through 2006. At December 31, 2003, the amount of equipment and related accumulated amortization recorded under capital leases was as follows:

Computer and office equipment	$ 220,652
Less: accumulated amortization	(156,047)
	$ 64,605

Amortization of assets held under capital leases is included with depreciation expense.

Note 11 - Commitments - continued:

Leases - continued

The Company also has non-cancelable operating leases, for office space, that expire at various times through 2006. The leases generally contain renewal options for periods ranging from three to five years. The Company also subleases a portion of its Atlanta office space for $1,000 per month through a month-to-month sub-lease. Rental expense, net of rental income of approximately $12,000 from subleases, for operating leases during 2003 was approximately $934,000.

During 2003, the Company closed its office in Australia and negotiated a lease buy-out with the landlord for a payment of approximately U.S. $19,000.

The Company amended the Atlanta office facilities lease during 2002. As a provision of the amendment, the Company paid approximately $586,000 to the landlord in exchange for a significant reduction in the amount of monthly payments throughout the remainder of the lease. The total rent due remained the same. Rent expense is recognized on a straight-line basis over the lease term. The liability "Deferred rent" represents the cumulative difference between rent expense recognized on the straight-line basis and actual rent paid.

A summary of deferred rent at December 31, 2003 is as follows:

Rental expense recognized on a straight-line basis since the amendment of the lease	$ 1,230,304
Rents paid since the amendment of the lease	(1,185,659)
Deferred rent	$ 44,645

Note 11 - Commitments - continued:

Leases - continued

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2003 are as follows:

	Capital Leases	Operating Leases
Year ending December 31:		
2004	$ 144,463	$ 340,805
2005	18,983	336,396
2006	3,774	1,023,702
Total minimum lease payments	167,220	$ 1,700,903
Less: Amount representing interest (at rates of 8.58% through 14.49%)	(11,068)	
Present value of net minimum capital lease payments	156,152	
Less: Current installments of obligations under capital leases	(135,122)	
Obligations under capital leases, excluding current installments	$ 21,030	

Note 12 - Employee 401(k) Plan

The Company has a voluntary defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees. Employees are eligible on the first day of employment. At its discretion, the Company may make matching contributions. The Company made no matching contributions during 2003.

Note 13 - Related party transactions:

A director of the Company is also a director in a company that provides services to the Company. The Company paid $19,482 to the service provider during 2003.

During 2003, the Company recorded revenue totaling $588,237 from the operating arm of a utility holding company that is affiliated with a stockholder of the Company.

The Company has a contract with a stockholder to sell one of the Company's products at the stockholder's third party company, the operating arm of a utility holding company. The value of this contract was $150,000, of which $2,098 has been recognized as revenue by the Company during previous years. During 2003, the Company recognized $147,902 of revenue related to this contract.

The Company has an agreement with a stockholder to provide consulting services to the Company. During 2003, the Company recognized $20,000 of consulting expenses related to this agreement. Additionally, the Company recognized $14,663 of expenses incurred by the stockholder related to the agreement. As of December 31, 2003, the Company had $23,984 included in accounts payable related to this agreement.

During 2003, the Company guaranteed the payment of certain accounts payable of its wholly-owned subsidiary Enermetrix.com, Inc. At December 31, 2003, the amount of the obligations guaranteed totaled approximately $185,000.

Note 14 - Litigation:

During 2002, the Company became a party to a lawsuit brought by one of its customers in a breach of contract claim. The Company is vigorously defending its position, and has filed a counterclaim against the party for amounts owed to the Company. The Company does not believe that the lawsuit has merit, or that the other party will prevail, and accordingly has not provided any reserve in the accompanying financial statements. All receivables relating to the customer have been fully reserved at December 31, 2003.

In 2003, the Company became a party to a lawsuit brought by one of its customers in a breach of contract claim. The Company is vigorously defending its position, and has filed a counterclaim against the other party for amounts owed to the Company. The Company does not believe that the lawsuit has merit, or that the other party will prevail, and accordingly has not provided any reserve in the accompanying financial statements. All receivables relating to the customer have been fully reserved at December 31, 2003.

Note 14 - Litigation - continued:

In the ordinary course of business, the Company is party to various other legal actions, which it believes are incidental to the operation of its business. The Company believes that the outcome of the proceedings to which it is currently a party will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 15 - Subsequent events:

In May 2004, the Company's entered into a promissory note with several of its stockholders to borrow up to $1,000,000 to meet the Company's working capital needs. The loans are collateralized by all assets of the Company and bear interest at an annual rate of 14%. The notes require repayment of the advanced amounts plus accrued interest on the earlier of (1) the earlier of July 15, 2004 or termination of the asset purchase agreement governing the transaction described below in connection with either a demand for repayment or an acceleration declaration due to breach of the note purchase agreement; (2) a consolidation or merger with another Company whereby the Company's stockholders of record immediately prior to such consolidation or merger hold less than 50% of the outstanding voting stock of the surviving entity after such consolidation or merger; (3) a sale or transfer of greater than 50% of the outstanding voting stock of the Company to a person or persons different from the persons holding such stock immediately prior to such sale or transfer; or (4) a sale of all, substantially all, or a material portion of the Company's properties and assets to another person or entity, including the contemplated sale of certain assets and liabilities to a third party. In the case of subsection 4 above, an amount equal to three times the outstanding principal amount of the note, plus accrued interest, shall be due and payable upon the closing date of the transaction.

On May 12, 2004, the Company received advances totaling $602,000 related to the above promissory note. On June 9, 2004, the Company received advances totaling $398,000 related to the above promissory note.

In April 2004, the Company entered into an agreement to sell substantially all of its assets to SPL WorldGroup, Inc. for approximately $15,250,000, subject to certain purchase price adjustments as defined in the asset purchase agreement. Of the purchase price, $3,000,000 will be held in escrow for approximately one year to satisfy indemnification claims. If the transaction closes, the Company plans to pay off all liabilities and distribute any remaining funds to stockholders. As of the date of this report, June 10, 2004, the transaction had not closed.

Note 16 - Going concern:

The Company's ability to continue as a going concern is contingent upon the successful completion of the sale of certain assets and liabilities mentioned in Note 15. There is no commitment by the stockholders to fund the operations of the Company outside of the $1,000,000 of funding mentioned in Note 15. There is reasonable doubt as to whether the Company will be able to obtain additional financing from the stockholders or any other third parties due to its lack of ability to achieve profitable operations. Additionally, the Company has added no new customers since September 2002, but continues to service the existing customers and contracts in place prior to that date. In addition, the Company terminated a significant portion of its work force during 2003 and 2002.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might arise from this uncertainty.

SCHEDULE IV

FINANCIAL STATEMENTS OF SYNERGEN, INC.

SYNERGEN, INC.

REVIEW FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002


leibowitz shumaker berger & rubens LLP
certified public accountants and consultants

TABLE OF CONTENTS

FILE NO.
82 - 34708

Accountants' Review Report

The Board of Directors
Synergen, Inc.

We have reviewed the accompanying balance sheets of Synergen, Inc. as of December 31, 2003 and 2002, and the related statements of income and retained earnings, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Synergen, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

February 19, 2004

SYNERGEN, INC.
BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 3,749,108	$ 1,190,053
Accounts receivable, net	2,302,407	1,622,349
Prepaid expenses and other current assets	101,301	83,253
TOTAL CURRENT ASSETS	6,152,816	2,895,655
Fixed assets	327,633	374,399
Deposits	29,689	21,440
Other assets	16,341	16,065
	$ 6,526,479	$ 3,307,559
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 590,236	$ 238,410
Accrued liabilities	913,624	600,588
Deferred revenue	2,494,740	1,084,792
Customer deposits	838	838
Dividends payable	475,000	-
Income tax liability	5,867	8,367
TOTAL CURRENT LIABILITIES	4,480,305	1,932,995
STOCKHOLDERS' EQUITY		
Common stock, 20,000,000 shares authorized, 10,000,000 shares issued and outstanding	50,000	50,000
Additional paid-in capital	25,067	25,067
Retained earnings	1,971,107	1,299,497
TOTAL STOCKHOLDERS' EQUITY	2,046,174	1,374,564
	$ 6,526,479	$ 3,307,559

See accompanying notes to the financial statements
and accountants' review report.

SYNERGEN, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES	$ 11,911,938	$ 8,732,852
COST OF REVENUES		
Professional services	4,783,441	3,632,159
GROSS MARGIN	7,128,497	5,100,693
OPERATING EXPENSES		
Product development	2,701,954	2,805,160
Sales and marketing	2,077,575	1,637,704
General and administrative	1,174,070	596,002
TOTAL OPERATING EXPENSES	5,953,599	5,038,866
NET OPERATING INCOME	1,174,898	61,827
Interest expense	(11)	(44,746)
Interest and dividend income	11,723	21,635
INCOME BEFORE INCOME TAXES	1,186,610	38,716
Income tax provision	-	-
NET INCOME	1,186,610	38,716
RETAINED EARNINGS, BEGINNING OF YEAR	1,299,497	1,260,781
Dividends	(515,000)	-
RETAINED EARNINGS, END OF YEAR	$ 1,971,107	$ 1,299,497

See accompanying notes to the financial statements
and accountants' review report.

FILE NO.
82 - 34708

SYNERGEN, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 1,186,610	$ 38,716
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	144,856	173,999
(Increase) decrease in:		
Accounts receivable	(680,058)	33,573
Prepaid expenses and other current assets	(18,048)	(6,731)
Other assets	(8,525)	(422)
Increase (decrease) in:		
Accounts payable	351,827	91,115
Accrued liabilities	313,035	57,742
Income taxes payable	(2,500)	8,367
Deferred revenue	1,409,948	262,349
Customer deposits	-	838
Deferred rent	-	(418)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,697,145	659,128
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash payments for the purchase of fixed assets	(98,090)	(283,380)
NET CASH USED BY INVESTING ACTIVITIES	(98,090)	(283,380)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash proceeds from notes payable	-	29,400
Payments to shareholders	(40,000)	-
Payments on notes payable	-	(634,400)
Principal payments against capital lease obligations	-	(3,332)
NET CASH USED BY FINANCING ACTIVITIES	(40,000)	(608,332)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	2,559,055	(232,584)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,190,053	1,422,637
CASH AND EQUIVALENTS, END OF YEAR	$ 3,749,108	$ 1,190,053

See accompanying notes to the financial statements and accountants' review report.

FILE NO.
82 - 34708

SYNERGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Synergen, Inc. (the "Company") develops and markets a comprehensive Enterprise Asset Management solution to streamline the operations, and improve the productivity, of plants and facilities in diverse industries including petroleum, chemicals, energy, mining and metals, water treatment, food processing, manufacturing, pulp and paper, education, and transportation. Based on client/server and web technology, the system tracks various aspects of its customers' operations including resources, maintenance, purchasing, inventory, contract services, accounting, reports and analysis, project tracking and documents.

The Company sells its product primarily in North America and substantially all of the Company's revenues are derived from sales of a single product and from related services.

Cash

The Company maintains its bank accounts with three major financial institutions located within the San Francisco Bay Area, one of which is a brokerage company. The balance of cash held in the brokerage accounts, as of December 31, 2003 and 2002, totaled $3,751,375 and $1,172,482, respectively, and is insured by the Security Investors Protection Corporation (SIPC). At December 31, 2002, there was a minimum balance of $3,000 required at one of the banks in order for payments on certain capital lease obligations to be automatically deducted from the account.

Revenue Recognition

The Company's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition." License revenue is earned upon the delivery of the core work management software and is recognized upon acceptance by the customer. Support and maintenance revenue represents amounts earned for the support and maintenance of software licensed by customers, and revenue is recognized over the life of the agreement.

Professional services revenue represents amounts earned in the configuration of the core technology to meet the customers' specific requirements. Training revenue represents amounts earned in the individual training of users of the software. These types of revenue are billed on a fixed fee basis, time and material basis, or a combination thereof. Fixed fee arrangements are recognized under the percentage-of-completion method based on the relationship of costs or time incurred to date to total anticipated project costs.

Deferred revenue generally results from the unearned revenue from support and maintenance contracts which have been invoiced at the beginning of their coverage periods.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ***(continued)***

Fixed Assets

Property and equipment are carried at cost. Expenditures for property and equipment over $500 are capitalized. The Company provides for depreciation of assets over their estimated useful lives of four (4) to seven (7) years on a straight-line basis.

Computer Software Development Costs

Computer software development costs, reported as product development costs in the statement of income, incurred before and after technical feasibility is reached are expensed as research and development costs. Costs incurred after technical feasibility is established but before the software is released to customers are capitalized. As of December 31, 2003, and 2002, there have been no material capitalized software costs.

Major Customers

For the year ended December 31, 2003, sales to three customers accounted forty-seven percent (47%) of the Company's revenue. Sales to two customers accounted for thirty-four percent (34%) of the Company's revenue at December 31, 2002.

Income Taxes

As of January 1, 2001, the Company, with the consent of its shareholders, elected S corporation status. In lieu of federal corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no liability for federal income taxes has been included in the financial statements at December 31, 2003. California assesses tax to S corporations at a reduced rate. The state of Arizona, Hawaii and Maine do not assess income taxes. Connecticut, Georgia, Minnesota, New York, Oregon, Ohio, and Tennessee access income taxes at the corporate income tax rate applicable in those states. Deferred state taxes are provided for temporary differences between financial statement and income tax reporting. There were no material deferred tax amounts at December 31, 2003, and 2002.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three (3) months or less to be cash equivalents.

SYNERGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2003 and 2002 totaled $152,606 and $128,890, respectively.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – ACCOUNTS RECEIVABLE

Accounts receivable represents amounts billed for products and services that have not yet been collected. The Company uses the reserve for bad-debts method of valuing doubtful accounts receivable which is based on a review of the outstanding balances, historical experience, and existing economic conditions. Accounts receivable are shown net of a $20,000 allowance for doubtful accounts for 2003 and 2002. The Company does not require collateral on accounts receivable. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Accounts receivable consists of the following:	2003	2002
Accounts receivable – billed	$1,692,281	$1,266,258
Accounts receivable – unbilled	630,126	376,091
	2,322,407	1,642,349
Less: allowance for doubtful accounts	(20,000)	(20,000)
	$2,302,407	$1,622,349

NOTE C - FIXED ASSETS

Property and equipment is summarized as follows:	2003	2002
Computers and equipment	$ 1,168,756	$ 724,273
Office furniture and fixtures	184,800	179,570
Leasehold improvements	173,320	170,120
Equipment under capital leases	-	359,677
	1,526,876	1,433,640
Less accumulated depreciation	(1,199,243)	(1,059,241)
	$ 327,633	$ 374,399

See accountants' review report

FILE NO.
82 - 34708

SYNERGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE D - LINE OF CREDIT

In January 2002, the Company was able to transfer the balance of $605,000 to a loan agreement with the bank, secured by the Company's assets. The loan was due in three (3) equal monthly payments of $16,806 plus interest, with a balloon payment due in June 2002 for the remaining balance. Interest was incurred at the bank's prime rate plus five and one-half percent (5.5%) per annum. The initial rate of the loan was ten and one-quarter percent (10.25%). In July 2002, the Company entered into a $600,000 line of credit with a bank. Interest is incurred at the prime rate plus 1.875%, and is payable monthly. This line expires on August 10, 2004. At December 31, 2003, no amount was outstanding on this line of credit.

NOTE E - COMMITMENTS

The Company leases its office facilities and certain computer equipment under non-cancelable lease agreements which require the Company to pay operating costs, including property taxes, insurance, and maintenance. The Company's facilities leases are secured by personal guarantees made by the owners. Future minimum rental payments required under operating leases with remaining non-cancelable lease terms in excess of one year, are as follows:

For the year ending December 31, 2004	$ 673,769
2005	690,486
2006	707,581
2007	180,084
	$ 2,251,920

The facilities leases also contain certain renewal options. Total rent and utilities expense for all operating leases for the years ended December 31, 2003 and 2002 were $675,154 and $536,941, respectively.

The Company also leased certain equipment under non-cancelable capital lease agreements, for which the lease term ended in 2002. At December 31, 2002, the cost and accumulated depreciation was $359,677 and $349,766, respectively. The depreciation expense for the year ended 2002 totaled $49,031.

FILE NO.
82 - 34708

SYNERGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE F – EQUITY APPRECIATION RIGHTS

The Company has adopted a discretionary incentive plan allowing up to 2,000,000 units of Equity Appreciation Rights (The Equity Plan) to be awarded to valued employees, subject to continued employment and a five year vesting term. The basis value of each Equity Unit is equivalent to the value of one share of common stock at the effective date of award. Since the Company is privately held and there is no readily available value for its common stock, the per share value of the Company's common stock is determined as net owners' equity divided by total outstanding common shares. The provisions of the Equity Plan allow the Company to repurchase the vested Equity Units at any time at the appreciated value as of the prior year end (the difference between the prior year end value and the basis value). . Upon repurchase, the Equity Units are made available for future awards. At December 31, 2003, a total of $1,460,500 Equity Units were granted, of which 1,323,300 Equity Units were vested, with a total estimate value of $171,500. No Equity Units were granted in 2003. At December 31, 2002, a total of 1,458,000 Equity Units were granted, of which 1,189,900 Equity Units were vested, with a total estimated value of $71,000. No Equity Units were granted in 2002.

NOTE G – RETIREMENT AND BENEFIT PLANS

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code. All employees who are twenty-one (21) years and older are eligible to participate in the plan on the first day of the month following one month of service. The Company makes matching contributions equal to fifty percent (50%) of employee contributions, up to six percent (6%) of the employee's compensation. The Company may also make discretionary contributions each year. Contributions for the year ended December 31, 2003 and 2002 totaled $ 148,986 and $128,471, respectively.

The Company also provides a flexible benefit plan to its employees that qualifies as a Section 125 Cafeteria Plan. Under this plan, employees are able to choose among certain benefits that are available to them in order to obtain an income tax savings. Other than administrative costs, the Company does not pay any amounts towards this plan.

NOTE H – SUPPLEMENTAL CASH FLOW INFORMATION

Additional information to the statements of cash flows with regard to certain cash payments is as follows:

	2003	2002
Cash paid for:		
Interest expense	$ 11	$ 44,746
Income taxes	$ 2,500	$ 1,800

See accountants' review report

SYNERGEN, INC.

REVIEW FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2002 AND 2001



leibowitz shumaker berger & rubens LLP
certified public accountants and consultants

TABLE OF CONTENTS

Page


leibowitz shumaker berger & rubens LLP
certified public accountants and consultants

Phillip Leibowitz, CPA
Mark Shumaker, CPA
Marc H. Berger, CPA
Sharon S. Rubens, CPA

Accountants' Review Report

The Board of Directors
Synergen, Inc.

We have reviewed the accompanying balance sheets of Synergen, Inc. as of December 31, 2002 and 2001, and the related statements of income and retained earnings, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Synergen, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Leibowitz, Shumaker, Berger & Rubens LLP

Certified Public Accountants

February 20, 2003

201 North Civic Drive, Suite 180, Walnut Creek, CA 94596-8226
Main: (925) 946-0682 Fax: (925) 946-0744 Web: www.LSBCPA.com

SYNERGEN, INC.
BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,190,053	$ 1,422,637
Accounts receivable, net	1,622,349	1,655,922
Prepaid expenses and other current assets	83,253	76,521
TOTAL CURRENT ASSETS	2,895,655	3,155,080
Fixed assets	374,399	265,018
Deposits	21,440	18,738
Other assets	16,065	18,346
	$ 3,307,559	$ 3,457,182
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 238,410	$ 147,295
Accrued liabilities	600,588	542,846
Deferred revenue	1,084,792	822,443
Customer deposits	838	-
Note payable	-	605,000
Income tax liability	8,367	-
Current portion of deferred rent	-	418
Current portion of capital lease obligations	-	3,332
TOTAL CURRENT LIABILITIES	1,932,995	2,121,334
STOCKHOLDERS' EQUITY		
Common stock, 20,000,000 shares authorized, 10,000,000 shares issued and outstanding	50,000	50,000
Additional paid-in capital	25,067	25,067
Retained earnings	1,299,497	1,260,781
TOTAL STOCKHOLDERS' EQUITY	1,374,564	1,335,848
	$ 3,307,559	$ 3,457,182

See accompanying notes to the financial statements
and accountants' review report.

FILE NO.
82 - 34708

SYNERGEN, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES	$ 8,732,852	$ 7,898,577
COST OF REVENUES		
Professional services	3,632,159	3,236,577
GROSS MARGIN	5,100,693	4,662,000
OPERATING EXPENSES		
Product development	2,805,160	2,573,986
Sales and marketing	1,637,704	1,064,541
General and administrative	596,002	875,936
TOTAL OPERATING EXPENSES	5,038,866	4,514,463
NET OPERATING INCOME	61,827	147,537
Interest expense	(44,746)	(46,762)
Interest and dividend income	21,635	17,061
INCOME BEFORE INCOME TAXES	38,716	117,836
Income tax provision	-	(1,100)
NET INCOME	38,716	116,736
RETAINED EARNINGS, BEGINNING OF YEAR	1,260,781	1,144,045
RETAINED EARNINGS, END OF YEAR	$ 1,299,497	$ 1,260,781

See accompanying notes to the financial statements
and accountants' review report.

SYNERGEN, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 38,716	$ 116,738
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	173,999	178,734
(Increase) decrease in:		
Accounts receivable	33,573	1,659
Prepaid expenses and other current assets	(6,731)	224,507
Other assets	(422)	256
Increase (decrease) in:		
Accounts payable	91,115	(37,685)
Accrued liabilities	57,742	111,898
Income taxes payable	8,367	-
Deferred revenue	262,349	125,542
Customer deposits	838	(4,865)
Deferred rent	(418)	(4,267)
NET CASH PROVIDED BY OPERATING ACTIVITIES	659,128	712,517
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash payments for the purchase of fixed assets	(283,380)	(41,903)
NET CASH USED BY INVESTING ACTIVITIES	(283,380)	(41,903)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash proceeds from notes payable	29,400	542,460
Payments on notes payable	(634,400)	(197,260)
Principal payments against capital lease obligations	(3,332)	(58,091)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(608,332)	287,109
NCREASE (DECREASE) IN CASH AND EQUIVALENTS	(232,584)	957,723
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,422,637	464,914
CASH AND EQUIVALENTS, END OF YEAR	$ 1,190,053	$ 1,422,637

See accompanying notes to the financial statements
and accountants' review report.

FILE NO.
82 - 34708

SYNERGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Synergen, Inc. (the "Company") develops and markets a comprehensive Enterprise Asset Management solution to streamline the operations, and improve the productivity, of plants and facilities in diverse industries including petroleum, chemicals, energy, mining and metals, water treatment, food processing, manufacturing, pulp and paper, education, and transportation. Based on client/server and web technology, the system tracks various aspects of its customers' operations including resources, maintenance, purchasing, inventory, contract services, accounting, reports and analysis, project tracking and documents.

The Company sells its product primarily in North America and substantially all of the Company's revenues are derived from sales of a single product and from related services. The company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for credit losses based upon its estimates and such losses have not been material. Actual credit losses may differ from such estimates and such differences could be material to the financial statements.

Cash

The Company maintains its bank accounts with three major financial institutions located within the San Francisco Bay Area, one of which is a brokerage company. The balance of cash held in the brokerage accounts, as of December 31, 2002 and 2001, totaled $1,172,482 and $1,407,367, respectively, and is insured by the Security Investors Protection Corporation (SIPC). There is a minimum balance of $3,000 required at one of the banks in order for payments on certain capital lease obligations to be automatically deducted from the account.

Revenue Recognition

The Company's revenue recognition policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition." License revenue is earned upon the delivery of the core work management software and is recognized upon acceptance by the customer. Support and maintenance revenue represents amounts earned for the support and maintenance of software licensed by customers, and revenue is recognized over the life of the agreement.

Professional services revenue represents amounts earned in the configuration of the core technology to meet the customers' specific requirements. Training revenue represents amounts earned in the individual training of users of the software. These types of revenue are billed on a fixed fee basis, time and material basis, or a combination thereof. Fixed fee arrangements are recognized under the percentage-of-completion method based on the relationship of costs or time incurred to date to total anticipated project costs.

FILE NO.
82 - 34708

SYNERGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred revenue generally results from the unearned revenue from support and maintenance contracts which have been invoiced at the beginning of their coverage periods.

Fixed Assets

Property and equipment are carried at cost. Expenditures for property and equipment over $500 are capitalized. The Company provides for depreciation of assets over their estimated useful lives of four (4) to seven (7) years on a straight-line basis.

Computer Software Development Costs

Computer software development costs incurred before and after technical feasibility is reached are expensed as research and development costs. Costs incurred after technical feasibility is established but before the software is released to customers are capitalized. As of December 31, 2002, and 2001, there have been no material capitalized software costs.

Major Customers

For the year ended December 31, 2002, sales to two customers accounted for thirty-four percent (34%) of the Company's revenue. Sales to two customers accounted for thirty-one percent (31%) of the Company's revenue at December 31, 2001.

Income Taxes

As of January 1, 2001, the Company, with the consent of its shareholders, elected S corporation status. In lieu of federal corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no liability for federal income taxes has been included in the financial statements at December 31, 2002. California assesses tax to S corporations at a reduced rate. The state of Ohio does not assess income taxes. Minnesota, Oregon, and Hawaii access income taxes at the corporate income tax rate applicable in those states. Deferred state taxes are provided for temporary differences between financial statement and income tax reporting. There were no material deferred tax amounts at December 31, 2002, and 2001.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three (3) months or less to be cash equivalents.

FILE NO.
82 - 34708

SYNERGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:	2002	2001
Accounts receivable - billed	$1,266,258	$1,142,290
Accounts receivable - unbilled	376,091	533,632
	1,642,349	1,675,922
Less: allowance for doubtful accounts	(20,000)	(20,000)
	$1,622,349	$1,655,922

NOTE C - FIXED ASSETS

Property and equipment is summarized as follows:	2002	2001
Computers and equipment	$ 724,273	$ 611,903
Office furniture and fixtures	179,570	178,680
Leasehold improvements	170,120	-
Equipment under capital leases	359,677	359,677
	1,433,640	1,150,260
Less accumulated depreciation	(1,059,241)	(885,242)
	$ 374,399	$ 265,018

NOTE D - LINE OF CREDIT

The Company had a $1,000,000 revolving line of credit with a bank to be used for operating expenses. Interest is incurred at the bank's prime rate plus 1.5%, and is payable monthly. This line expired on May 10, 2001. In January 2002, the Company was able to transfer the balance of $605,000 to a loan agreement with the bank, secured by the Company's assets. The loan was due in three (3) equal monthly payments of $16,806 plus interest, with a balloon payment due in June 2002 for the remaining balance. Interest was incurred at the bank's prime rate plus five and one-half percent (5.5%) per annum. The initial rate of the loan was ten and one-quarter percent (10.25%). In July 2002, the Company entered into a $600,000 line of credit with a bank. Interest is incurred at the prime rate plus 1.875%, and is payable monthly. This line expires on July 10, 2003. At December 31, 2002, no amount was outstanding on this line of credit.

FILE NO.
82 - 34708

SYNERGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE E - COMMITMENTS

The Company leases its office facilities and certain computer equipment under non-cancelable lease agreements which require the Company to pay operating costs, including property taxes, insurance, and maintenance. The Company's facilities leases are secured by personal guarantees made by the owners. Future minimum rental payments required under operating leases with remaining non-cancelable lease terms in excess of one year, are as follows:

For the year ending December 31, 2003	$ 657,417
2004	673,769
2005	690,486
2006	707,581
2007	180,084
	$ 2,909,337

The facilities leases also contain certain renewal options. Total rent and utilities expense for all operating leases for the years ended December 31, 2002 and 2001 were $536,941 and $332,362, respectively.

The Company also leases certain equipment under non-cancelable capital lease agreements, for which the lease term ended in 2002. The cost and accumulated depreciation of equipment under capital leases was approximately $359,677 and $349,766, respectively, at December 31, 2002. At December 31, 2001, the cost and accumulated depreciation was $359,677 and $300,735, respectively. The depreciation expense for the years ended December 31, 2002 and 2001 totaled $49,031 and $80,605, respectively.

FILE NO.
82 - 34708

SYNERGEN, INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE F – EQUITY APPRECIATION RIGHTS

The Company has adopted a discretionary incentive plan allowing up to 2,000,000 units of Equity Appreciation Rights (The Equity Plan) to be awarded to valued employees, subject to continued employment and a five year vesting term. The basis value of each Equity Unit is equivalent to the value of one share of common stock at the effective date of award. Since the Company is privately held and there is no readily available value for its common stock, the per share value of the Company's common stock is determined as net owners' equity divided by total outstanding common shares. The provisions of the Equity Plan allow the Company to repurchase the vested Equity Units at any time at the appreciated value as of the prior year end (the difference between the prior year end value and the basis value). Upon repurchase, the Equity Units are made available for future awards. At December 31, 2002, a total of 1,458,000 Equity Units were granted, of which 1,189,900 Equity Units were vested, with a total estimated value of $71,000. No Equity Units were granted in 2002. During 2001, Equity Units totaling $4,121 were repurchased by the Company. At December 31, 2001, a total of 1,458,00 Equity Units were granted, of which 1,001,300 Equity Units were vested, with a total estimated value of $64,149. No Equity Units were granted in 2001.

NOTE G – RETIREMENT AND BENEFIT PLANS

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code. All employees who are twenty-one (21) years and older are eligible to participate in the plan on the first day of the month following one month of service. The Company makes matching contributions equal to fifty percent (50%) of employee contributions, up to six percent (6%) of the employees compensation. The Company may also make discretionary contributions each year. Contributions for the year ended December 31, 2002 and 2001 totaled $ 128,471 and $116,957, respectively.

The Company also provides a flexible benefit plan to its employees that qualifies as a Section 125 Cafeteria Plan. Under this plan, employees are able to choose among certain benefits that are available to them in order to obtain an income tax savings. Other than administrative costs, the Company does not pay any amounts towards this plan.

NOTE H – SUPPLEMENTAL CASH FLOW INFORMATION

Additional information to the statements of cash flows with regard to certain cash payments is as follows:

	2002	2001
Cash paid for:		
Interest expense	$ 44,746	$ 46,762
Income taxes	$ 1,800	$ 7,844

Synergen, Inc.
Consolidated Income Statement
For the 9 months ended September 30, 2004
($000's)
(unaudited)

Revenue	
License	3,660
Support	2,782
Services	9,095
Systems Integration	1,085
Hardware	(108)
Total Revenue	16,513
Cost of Revenue	
License	388
Support	761
Services	6,466
Systems Integration	702
Total COGS	8,316
Gross Margin	8,197
Selling, General & Administrative	
Sales	2,307
Marketing	841
Product Development	2,567
General & Administrative	2,412
	-
Total SG&A	8,127
EBITDA	70
Depreciation	258
Amortization	-
	-
Operating Income	(188)
Other (Income) Expense	1,777
EBIT	(1,965)
	-
Interest Expense	-
Interest (income)	(15)
Provision for Income Taxes	(285)
Net Income	(1,664)

FILE NO.
82 - 34708

Synergen, Inc.
Balance Sheet
September 30, 2004
(in 000's)

ASSETS	
Current Assets	
Cash	685
Accounts receivable	4,861
Unbilled receivables	326
Prepaids & Other Current Assets	241
Total Current Assets	6,113
Non-current assets	
Deposits	34
Property, Plant & Equipment	666
Goodwill	5,392
Intangible Assets	4,000
Total non-current assets	10,092
Total Assets	16,206
LIABILITIES	
Current Liabilities	
Accounts Payable	973
Accrued Liabilities	1,949
Deferred revenue	2,832
Notes Payable	173
Total Current Liabilities	5,926
Total Liabilities	5,926
EQUITY	
Common Stock	232
APIC	10,202
Current Year Retained Earnings	(153)
Total Stockholder Equity	10,280
Total Liabilities & Equity	16,206

EXHIBIT A

SHARE TENDER AND EXCHANGE AGREEMENT

SHARE TENDER AND EXCHANGE AGREEMENT

BY AND AMONG

SPL WORLDGROUP B.V.

LENARD SIDNEY ISRAELSTAM

AND

OCM/GFI POWER OPPORTUNITIES FUND, L.P.

Dated as of October 15, 2004

1177819

FILE NO.
82 - 34708

TABLE OF CONTENTS

Page

LIST OF EXHIBITS

SHARE TENDER AND EXCHANGE AGREEMENT

This SHARE TENDER AND EXCHANGE AGREEMENT (this "**Agreement**") is entered into as of October 15, 2004, by and among SPL Worldgroup B.V., a Netherlands private limited liability company (the "**Company**"), and Lenard Sidney Israelstam ("**Israelstam**"), as Representative for the Selling Stockholders, on the one hand, and OCM/GFI Power Opportunities Fund, L.P., a Delaware limited partnership (the "**Fund**") on the other hand. Certain capitalized and other terms used herein shall have the meanings ascribed to them in Appendix I hereto.

RECITALS

WHEREAS, after the execution of this Agreement, the Fund will duly organize a Luxembourg private limited company ("**Acquisition Sub**", and collectively with the Fund, the "**Purchasers**");

WHEREAS, it is proposed that Acquisition Sub make a cash tender offer (the "**Offer**") to acquire all of the outstanding shares of Series A common stock, 0.12 NLG par value per share, of the Company ("**Series A Common Stock**"), all of the outstanding shares of Series B common stock, 0.12 NLG par value per share, of the Company ("**Series B Common Stock**"), all of the outstanding shares of Series C common stock, 0.12 NLG par value per share, of the Company ("**Series C Common Stock**" and, collectively with Series A Common Stock and Series B Common Stock, "**Common Stock**"), all of the outstanding shares of Series A preferred stock, 0.12 NLG par value per share, of the Company ("**Series A Preferred Stock**"), all of the outstanding shares of Series B preferred stock, 0.12 NLG par value per share, of the Company ("**Series B Preferred Stock**" and, collectively with Series A Preferred Stock and Common Stock, "**Company Stock**") and all outstanding vested and unvested options to purchase shares of Company Stock ("**Company Options**"), other than certain shares of Company Stock and Company Options to be retained by the Management Holders;

WHEREAS, simultaneously with the execution of this Agreement, the holders of not less than forty percent (40%) of the outstanding shares of Common Stock and seventy-five percent (75%) of the aggregate of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock have executed an Agreement to Tender (the "**Agreement to Tender**") pursuant to which they have, among other things, agreed to tender in the Offer all shares of Company Stock and all Company Options held by them (other than the shares of Company Stock and Company Options to be retained by the Management Holders), acknowledged their offset and indemnification obligations under this Agreement, appointed a stockholder representative, and consented to the amendment or waiver of certain provisions in the Existing Capitalization Documents of the Company;

WHEREAS, immediately following and conditioned upon the consummation of the Offer and certain other conditions set forth in this Agreement, the Purchasers desire, and the board of managing directors of the Company have deemed it to be fair and in the best interests of the Company's stockholders, to consummate the Exchange, pursuant to which Acquisition Sub will exchange all of the Company Options acquired by it in the Offer for additional shares of Common Stock;

WHEREAS, in connection with the Offer, Acquisition Sub shall distribute the Offer Statement to the holders (as reflected on the Company's books and records) of Company Stock and Company Options, including a Letter of Transmittal substantially in the form attached hereto as Exhibit A (the "**Letter of Transmittal**");

WHEREAS, in connection with and as a condition to the consummation of the Offer and the Exchange, the Company, the Fund and the other stockholder of Synergen, Inc., a Delaware corporation ("**Synergen**"), will enter into a Securities Purchase and Exchange Agreement substantially in the form attached hereto as Exhibit B (the "**Synergen Purchase Agreement**"), pursuant to which, upon consummation of the Offer, the Company and Synergen will be combined under common ownership;

WHEREAS, by resolutions duly adopted, the board of managing directors of the Company has, among other things, in light of and subject to the terms and conditions hereof: (i) determined that this Agreement and the Related Agreements and the transactions contemplated hereby and thereby, including the Offer and the Exchange, are fair to and in the best interests of the Company and the holders of Company Stock and Company Options; and (ii) resolved to recommend that the holders of Company Stock and Company Options accept the Offer and tender their shares of Company Stock and Company Options pursuant to the Offer;

WHEREAS, in order to induce the Purchasers to enter into this Agreement and to consummate the transactions contemplated hereby, and as a condition to the consummation of the transactions contemplated hereby, the Management Holders, the Fund, the Company, Acquisition Sub and certain other stockholders of the Company will enter into a Security Holders Agreement substantially in the form attached hereto as Exhibit C (the "**Security Holders Agreement**");

WHEREAS, simultaneous with the execution of this Agreement, and in order to induce the Purchasers to enter into this Agreement and to consummate the transactions contemplated hereby, the Company has entered into a Non-Competition, Non-Interference and Non-Solicitation Agreement (the "**Non-Competition Agreement**") with certain Persons; and

WHEREAS, simultaneous with the execution of this Agreement, and in order to induce the Purchasers to enter into this Agreement and to consummate the transactions contemplated hereby, the Company has entered into an Employee Non-Solicitation, Non-Interference Agreement (the "**Employee Non-Solicitation Agreement**") with each of the Management Holders.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

ARTICLE I
THE OFFER

Section 1.1 Conduct of the Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 9.1 hereof and that all of the conditions set forth in Section 8.1 hereof shall have been satisfied or waived as provided therein, as promptly as practicable (and in any event not later than fifteen (15) calendar days after the date of this Agreement, provided that the Company has, within a reasonable time prior thereto, provided Acquisition Sub with the information about the Company required to be included in any Offer Statement and Offer Documents required by Applicable Securities Laws), Acquisition Sub shall commence (within the meaning of Rule 14d-2(a) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and within the meaning of any other Applicable Securities Laws) the Offer.

(b) Subject to the terms and conditions of the Offer and this Agreement, including the conditions set forth in Section 8.1 hereof, Acquisition Sub shall accept for payment all shares of Company Stock and all Company Options validly tendered pursuant to the Offer as soon as it is permitted to do so under Applicable Securities Laws and shall pay for such shares of Company Stock and such Company Options promptly thereafter in accordance with Section 1.3 hereof; provided, that Acquisition Sub shall not be required to accept for payment shares of Company Stock and shares of Company Stock issuable pursuant to Company Options held by each member of the Company's management team set forth in Section 1.1(b) of the Disclosure Schedules (such holders, the "**Management Holders**") representing more than fifty percent (50%) of the value assigned thereto in this Agreement, for this purpose (i) valuing each share of Company Stock at the Price Per Share and (ii) valuing each Company Option at (A) the Price Per Share multiplied by the number of shares issuable upon exercise in full of such Company Option, minus (B) the aggregate cash exercise price payable upon exercise in full of such Company Option (the "**Spread Value**" of such Company Option). Each of the Management Holders, in his or her sole discretion, shall determine which shares of Company Stock, Company Options or combination thereof he or she will tender pursuant to the Offer, subject to the preceding sentence and the other conditions of this Agreement.

(c) Acquisition Sub expressly reserves the right at its sole discretion to increase the Price Per Share, to waive (in whole or in part) any of the conditions of the Offer set forth in Section 8.1 hereof or to make any other changes in the terms and conditions of the Offer; provided, that without the prior written consent of the Company, no change may be made that (i) changes the form of consideration to be paid, (ii) reduces the Price Per Share, (iii) reduces the number of shares of Company Stock and Company Options sought in the Offer, (iv) imposes conditions to the Offer in addition to the conditions set forth in Section 8.1 hereof or (v) amends any other terms of the Offer in a manner adverse to the holders of Company Stock and Company Options.

(d) Prior to the acceptance for payment of shares of Company Stock or Company Options pursuant to the Offer, Acquisition Sub shall designate one or more bank or trust companies reasonably acceptable to the Company to act as agents (the "**Paying**

Agents") for Acquisition Sub. Promptly after the acceptance for payment of any shares of Company Stock or Company Options in the Offer, Acquisition Sub shall deposit with the Paying Agents, subject to Section 1.3 hereof, immediately available cash funds sufficient to pay for all shares of Company Stock and all Company Options validly tendered pursuant to the Offer. The Paying Agents shall disburse the funds in accordance with Section 1.3 hereof.

(e) The Offer shall initially be scheduled to expire thirty-one (31) calendar days following the date of the commencement thereof, or such longer period as may be required by Applicable Securities Laws. Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties' respective termination rights under Section 9.1 hereof, (i) if, at any then-scheduled expiration date, any of the conditions to the Offer have not been satisfied or waived, Acquisition Sub shall be entitled to extend the Offer for such amount of time as is reasonably necessary to cause such conditions to the Offer to be satisfied, (ii) Acquisition Sub may, without the consent of the Company or any other Person extend the Offer (one or more times) for any period required by any rule, regulation, interpretation or position of Applicable Securities Laws and (iii) if, at any then-scheduled expiration date, any of the conditions to the Offer set forth in Section 8.1(a), Section 8.1(d), Section 8.1(e), Section 8.1(f) and Section 8.1(h) hereof have not been satisfied or waived, Acquisition Sub shall, if the Company so requests in writing, extend the Offer for ten (10) business days; provided, that Acquisition Sub shall not be required to extend the Offer for more than twenty (20) business days in the aggregate.

(f) On such date as may be required by Applicable Securities Laws, but no later than the date of commencement of the Offer, Acquisition Sub shall (i) cause an offer to purchase shares of Company Stock and Company Options pursuant to the Offer, the Letter of Transmittal and related documents (collectively, the "**Offer Statement**") to be disseminated to holders of shares of Company Stock and Company Options in accordance with Applicable Securities Laws, and (ii) file with all relevant Governmental Entities any documents required by Applicable Securities Laws to be filed by them with respect to the Offer (which, together with the Offer Statement, and all exhibits, amendments or supplements thereto, constitute the "**Offer Documents**"). Acquisition Sub agrees that it shall use commercially reasonable efforts to cause the Offer Documents to comply in all material respects with Applicable Securities Laws. Acquisition Sub agrees to use commercially reasonable efforts to respond promptly to any comments of any relevant Governmental Entities with respect to the Offer Documents or the Offer and to correct promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Acquisition Sub agrees to take all steps necessary to cause the Offer Documents as supplemented or amended to correct such information to be filed with the relevant Governmental Entities and to be disseminated to holders of shares of Company Stock and Company Options, in each case as and to the extent required by Applicable Securities Laws. The Company shall promptly furnish to Acquisition Sub all information concerning the Company and its Subsidiaries and holders of Company Stock and Company Options that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(f) and agrees to correct promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. The Company and its counsel shall be given

reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with any applicable Governmental Entity and prior to the dissemination thereof to holder of shares of Company Stock and Company Options. Acquisition Sub agrees to provide the Company and its counsel with any comments it or its counsel may receive from any Governmental Entity with respect to the Offer Documents promptly after receipt of such comments.

Section 1.2 Company Actions.

(a) The Company hereby approves and consents to the Offer and represents that its board of managing directors, at a meeting duly called and held, has by the unanimous vote of all directors of the Company (i) determined that, as of the date hereof, this Agreement and the Related Agreements and the transactions contemplated hereby and thereby, including the Offer and the Exchange, are fair to and in the best interests of the Company and the holders of Company Stock and Company Options, (ii) approved and adopted this Agreement and the Related Agreements and the transactions contemplated hereby and thereby, in accordance with the requirements of applicable Law, (iii) declared that, as of the date hereof, this Agreement and the Related Agreements are advisable, (iv) amended the Company's option plans to permit the transfer of Company Options and the acceleration of vesting of Company Options held by Management Holders in connection with the Offer; (v) taken all action necessary to convocate a special meeting of the holders of shares of Series A Preferred Stock and Series B Preferred Stock to approve the Conversion; and (vi) resolved to recommend, as of the date hereof, that the holders of Company Stock and Company Options accept the Offer and tender their shares of Company Stock and Company Options pursuant to the Offer (such recommendation, as it may be amended or modified after the date hereof as required by Law, the "**Company Board Recommendation**"). As of the date hereof, the Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Statement.

(b) As promptly as practicable on such date as may be required by Applicable Securities Laws, but no later than the date that the Offer is commenced, the Company shall (i) following or contemporaneously with the dissemination of the Offer Statement, disseminate to holders of Company Stock and Company Options such documents as may be required by Applicable Securities Laws (collectively, the "**Recommendation Statement**"), which, to the extent required by Applicable Securities Laws, shall include a recommendation statement that shall reflect the Company Board Recommendation, and (ii) file with all relevant Governmental Entities all documents required to be filed by it in connection with the Offer under Applicable Securities Laws (which, together with all exhibits, amendments and supplements thereto and the Recommendation Statement, constitute the "**Recommendation Documents**"). Each of Acquisition Sub and the Company agrees to promptly correct any information provided by it for use in the Recommendation Documents if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Recommendation Documents as supplemented or amended to correct such information to be filed with the relevant Governmental Entity and to be disseminated to holders of shares of Company Stock and Company Options, in each case as and to the extent required by Applicable Securities Laws. Acquisition Sub and its counsel shall be given reasonable opportunity to review and

comment on the Recommendation Documents (including any amendment thereto) prior to the filing thereof with any Governmental Entity and prior to the dissemination thereof to holders of shares of Company Stock and Company Options. The Company agrees to provide the Acquisition Sub and its counsel with any comments the Company or its counsel may receive from any Governmental Entity or its staff with respect to the Recommendation Documents promptly after receipt of such comments.

(c) In connection with the execution of this Agreement, the Company will furnish Acquisition Sub with a list of all holders of shares of Company Stock and Company Options and any available listing or computer file containing the names and addresses of all holders of shares of Company Stock and Company Options, in each case, to the Knowledge of the Company, true and correct as of the most recent practicable date, and will provide to Acquisition Sub such additional information (including updated lists of security holders and listing or computer files to the extent available) and such other assistance as it may reasonably request in connection with the Offer and the Exchange.

Section 1.3 Payment for Tendered Shares and Options.

(a) Upon acceptance for payment by Acquisition Sub of any shares of Company Stock and Company Options pursuant to the Offer, and subject to (x) Acquisition Sub's right pursuant to Section 1.1(b) hereof not to accept for payment certain shares of Company Stock and Company Options held by the Management Holders, (y) the withholding of the Withholding Amount and the Escrow Amount pursuant to Section 1.4 hereof and (z) the other terms and conditions of the Offer:

(i) Each holder of shares of Company Stock validly tendered pursuant to the Offer shall be entitled to receive from Acquisition Sub (A) at the Closing by means of the Paying Agent an amount equal to Six Dollars and Eighty-Eight Cents ($6.88) (the "**Price Per Share**") multiplied by the number of shares of Company Stock so tendered by such holder and (B) the portion of the Earn Out Payment, if any, to which such holder is entitled pursuant to Section 1.5; and

(ii) Each holder of Company Options validly tendered pursuant to the Offer shall be entitled to receive from Acquisition Sub (A) at the Closing by means of the Paying Agent an amount equal to (x) the Price Per Share multiplied by the aggregate number of shares of Company Stock issuable upon exercise in full of the Company Options so tendered by such holder minus (y) the aggregate cash exercise price payable upon exercise in full of all such tendered Company Options and (B) the portion of the Earn Out Payment, if any, to which such holder is entitled pursuant to Section 1.5.

(b) If, between the date of this Agreement and the date on which any shares of Company Stock or Company Options are accepted for payment pursuant to the Offer, the outstanding shares of any class of Company Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Price Per Share and the Earn Out Per Share shall be appropriately adjusted to reflect such change or transaction.

Section 1.4 Withholding and Escrow.

(a) Acquisition Sub shall withhold an amount (the "**Withholding Amount**") equal to fifteen percent (15%) of the gross amount payable at the Closing to the holders of Company Stock and Company Options otherwise entitled to receive payments pursuant to Section 1.3 hereof (the "**Selling Stockholders**") for the purpose of securing the obligations set forth in Section 7.9 hereof. The Withholding Amount shall be withheld pro rata in accordance with the relative proportion of the aggregate payment to which the Selling Stockholders are otherwise entitled pursuant to Section 1.3 hereof with respect to all tendering holders of Company Stock and Company Options (taking into consideration the Price Per Share and Spread Value, as applicable). Acquisition Sub may satisfy offset and indemnification claims out of the Withholding Amount as provided in Section 7.9 hereof, and any remaining portion of the Withholding Amount shall be paid to the Selling Stockholders by Acquisition Sub no later than June 30, 2006 (subject to the retention of amounts sufficient to satisfy any unresolved offset and indemnity claims) pro rata in accordance with the relative proportion of the aggregate payment to which the Selling Stockholders are otherwise entitled pursuant to Section 1.3 hereof.

(b) At the Closing, Acquisition Sub shall deliver to an escrow agent designated by the Company in cash by wire transfer of immediately available funds an amount (the "**Escrow Amount**") equal to one-half of one percent (0.5%) of the gross amount payable at the Closing to the holders of Company Stock and Company Options otherwise entitled to receive payments pursuant to Section 1.3 hereof for the purpose of providing the Representative funds to perform (in his sole discretion) his obligations set forth in Section 7.9 hereof; provided that, following Acquisition Sub's delivery of the Escrow Amount to the escrow agent, the Purchasers shall have no further obligation or liability with respect thereto, including without limitation with respect to the use of such funds by the Representative or any obligation to distribute such funds to Selling Stockholders. The Escrow Amount shall be withheld pro rata in accordance with the relative proportion of the aggregate payment to which the Selling Stockholders are otherwise entitled pursuant to Section 1.3 hereof with respect to all tendering holders of Company Stock and Company Options (taking into consideration the Price Per Share and Spread Value, as applicable). The Escrow Amount shall be held by the escrow agent pursuant to the terms of an escrow agreement (the "**Escrow Agreement**") to be entered into by the Representative. The Escrow Agreement will provide that any portion of the Escrow Amount not used by the Representative pursuant to the terms of this Agreement will be distributed to the Selling Stockholders pro rata in accordance with the relative proportion of the aggregate payment to which the Selling Stockholders are otherwise entitled pursuant to Section 1.3 hereof.

Section 1.5 Earn Out.

(a) Earn Out Payment. Subject to set off pursuant to Section 7.9 hereof, each Selling Stockholder shall be entitled to receive the following payments (all such payments in the aggregate, the "**Earn Out Payment**"):

(i) for each share of Company Stock validly tendered pursuant to the Offer by such Selling Stockholder, an amount equal to the Earn Out Per Share; and

(ii) for each Company Option validly tendered pursuant to the Offer by such Selling Stockholder, an amount equal to the Earn Out Per Share multiplied by the number of shares of Company Stock issuable upon exercise in full of such Company Option.

(b) Definitions. For the purposes of this Agreement,

(i) **"Earn Out Per Share"** shall be defined as follows:

(A) If the Earn Out Revenue of the Existing Company Business is less than One Hundred Ninety Million Dollars ($190,000,000), the Earn Out Per Share shall be equal to zero dollars ($0).

(B) If the Earn Out Revenue of the Existing Company Business is equal to or greater than One Hundred Ninety Million Dollars ($190,000,000), the Earn Out Per Share shall be equal to the sum of (A) Twenty-Five Cents ($0.25) plus (B) Two and One-Half Cents ($0.025) for each whole One Million Dollars ($1,000,000) by which the Earn Out Revenue exceeds One Hundred Ninety Million Dollars ($190,000,000); provided, that the Earn Out Per Share shall in no event exceed Seventy-Five Cents ($0.75).

(ii) **"Existing Company Business"** shall mean the Company's Customer Information Systems ("**CIS**") and Outage Management Systems ("**OMS**") businesses as such businesses existed on August 31, 2004.

(iii) **"Earn Out Revenue"** shall mean actual revenues earned for the 24-month period ending December 31, 2005, determined in accordance with GAAP in a manner consistently applied (provided, that in the event any past accounting practice is inconsistent with GAAP, GAAP shall control). For the avoidance of doubt, Earn Out Revenue of the Existing Company Business shall (A) consist of revenues attributable to the sale, implementation, maintenance and support of CIS and OMS software products (including future releases of such products) in existence on or prior to August 30, 2004, (B) only include revenues attributable to the business acquired in the CES Acquisition to the extent booked by the Company (in accordance with GAAP) after the consummation of the CES Acquisition and (C) be adjusted upwards as appropriate to account for the write-down of deferred revenue resulting from the application of purchase accounting rules to the transactions contemplated by this Agreement.

(c) Earn Out Calculation; Payment. The Earn Out Revenue of the Existing Company Business shall be calculated by the Company's outside audit firm. Within thirty (30) days following the completion of the Company's audit for the 12-month period ending December 31, 2005, but no later than June 30, 2006, the Company shall submit to the Fund and the Representative of the Selling Stockholders a notice, certified by the Company's Chief Financial Officer and the Company's outside audit firm, setting forth the amount of the Earn Out Revenue of the Existing Company Business. The determination of the Earn Out Revenue of the Existing Company Business by the Company's outside audit firm shall be final and binding on the parties and the Selling Stockholders. The Earn Out Payment, if

any, shall be paid in cash by Acquisition Sub to the Selling Stockholders in accordance with Section 1.3 hereof within ten (10) business days following June 30, 2006.

(d) Measurement Period Covenants. Acquisition Sub agrees that, from the Closing Date until December 31, 2005, it shall cause the Company to:

(i) Maintain separate financial records for the Existing Company Business to facilitate the calculation of the Earn Out Payment; and

(ii) Operate the Existing Company Business in a manner substantially consistent with the operation of the Existing Company Business as of the Closing Date (provided, that Acquisition Sub shall be permitted to add resources, including without limitation, sales resources, to the Existing Company Business, in its discretion), subject to the guidance and management of the Company by its board of managing directors to promote the Company's best interests.

(e) Assumption of Obligations. In the event the Company or the Existing Company Business is acquired by a Person other than Acquisition Sub during the period beginning on the Closing Date and ending on the date that the Earn Out Payment is paid to the Selling Stockholders, Acquisition Sub shall cause the acquiror to assume the obligations to make any Earn Out Payment required by this Agreement and to operate the Existing Company Business in accordance with Section 1.5(d) hereof, and Acquisition Sub and the Fund shall thereupon be released of any obligation in respect thereof. Acquisition Sub shall exercise reasonable diligence to confirm that such acquirer, as of the date of such acquisition, will be reasonably likely to have sufficient assets to make the Earn-Out Payment; for the avoidance of doubt, the foregoing shall not be deemed to constitute a guaranty or assurance by Acquisition Sub or the Fund that such acquirer will have sufficient assets to make, or will make, the Earn Out Payment.

ARTICLE II
EXCHANGE; SYNERGEN PURCHASE; CLOSING

Section 2.1 Issuance and Exchange of Shares.

(a) Upon the satisfaction or waiver of the conditions set forth in Section 8.2 hereof, in exchange for the transfer of all Company Options acquired by Acquisition Sub in the Offer, the Company shall issue to Acquisition Sub, free and clear of any and all Encumbrances whatsoever, for each Company Option so exchanged, a number of shares of Series B Common Stock equal to the Spread Value of such Company Option divided by the Price Per Share (such transaction, the "**Exchange**").

(b) In accordance with its Organizational Documents, the Company shall promptly record in its register of shareholders the issuance of Series B Common Stock to Acquisition Sub pursuant to the Exchange.

(c) Upon the consummation of the Exchange, all Company Options transferred by Acquisition Sub to the Company pursuant to the Exchange shall immediately be deemed cancelled and retired and cease to exist.

Section 2.2 **Synergen Purchase.**

Concurrently with the Exchange, the Company and Synergen will be combined under common ownership as provided in the Synergen Purchase Agreement.

Section 2.3 **Closing.**

Unless this Agreement shall have been terminated pursuant to Section 9.1 hereof, the consummation of the Offer and Exchange and the purchase of Synergen pursuant to the Synergen Purchase Agreement (the "**Closing**") shall take place (i) at the offices of Irell & Manella LLP, on the first business day on which the last to be fulfilled or waived of the conditions to the parties' obligations specified in ARTICLE VIII hereof shall be fulfilled or waived, or (ii) at such other place, date and/or time as the parties may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the "**Closing Date.**"

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchasers concurrently with the execution of this Agreement (the "**Disclosure Schedules**"), which shall identify each exception by reference to the specific Section to which such exception applies (unless it is reasonably apparent on its face and without further investigation that an exception disclosed in one Section also applies to another Section(s)), the Company hereby represents and warrants to the Purchasers that:

Section 3.1 **Organization and Qualification; Subsidiaries.**

Except as set forth in Section 3.1 of the Disclosure Schedules, the Company has no Subsidiaries and does not own, either directly or indirectly, any equity interest in any corporation, partnership, limited liability company or other entity. Section 3.1 of the Disclosure Schedules sets forth for each of the Company and its Subsidiaries such entity's jurisdiction of formation. Each of the Company and its Subsidiaries is duly organized and validly existing under the laws of its jurisdiction of formation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the character of its properties owned or leased or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so duly qualified or licensed or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

Section 3.2 **Articles of Organization and Bylaws.**

The Company has heretofore furnished to the Purchasers complete and correct copies of the Articles of Association and Bylaws, or comparable organizational documents, in each case as amended or restated (collectively, the "**Organizational Documents**"), of the Company and each of its Subsidiaries, which are in full force and effect on the date hereof. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of any of its Organizational Documents.

Section 3.3 **Capitalization; Validity of Shares.**

(a) The authorized capital stock of the Company consists solely of (i) 4,480,080 shares of Series A Common Stock, no shares of which are issued and outstanding as of the date hereof, (ii) 52,302,300 shares of Series B Common Stock, of which 11,749,252 shares are issued and outstanding as of the date hereof, (iii) 4,000,000 shares of Series C Common Stock, no shares of which are issued and outstanding as of the date hereof, (iv) 1,120,020 shares of Series A Preferred Stock, of which 1,120,020 shares are issued and outstanding as of the date hereof and (v) 597,600 shares of Series B Preferred Stock, of which 597,600 shares are issued and outstanding as of the date hereof. All of the foregoing shares of capital stock of the Company were and are duly authorized, validly issued, fully paid and non-assessable and not subject to, or were issued in compliance with, any preemptive rights created by Law, the Company's Organizational Documents or any agreement to which the Company was or is a party or is bound.

(b) Upon the consummation of the transactions contemplated by this Agreement and the Related Agreements and the issuance of shares of Series B Common Stock to Acquisition Sub and the other recipients hereunder and thereunder, such newly issued shares of Series B Common Stock will have been duly authorized and validly issued and will be fully paid and non-assessable and free and clear of all security interests, liens, claims, pledges, agreements, limitations on voting rights, charges or other Encumbrances (other than any Encumbrances incurred as a result of Purchasers' acts or omissions) of any nature whatsoever and will not be subject to, or will have been issued in compliance with, any preemptive rights created by Law, the Company's Organizational Documents or any agreement to which the Company was or is a party or bound.

(c) As of the Closing, the Company shall have duly reserved for issuance the maximum aggregate number of shares of Series B Common Stock to be issued pursuant to Section 2.1 hereof and the Synergen Purchase Agreement.

(d) Section 3.3(d) of the Disclosure Schedules lists all record holders of capital stock of the Company as of the date hereof, including the number of shares of each class of capital stock of the Company owned by each such holder and whether such shares are held subject to the provisions of the Existing Shareholder Agreement.

(e) Except as set forth on Section 3.3(e) of the Disclosure Schedules (which schedule shall include, among other things, a list of holders of the securities, including options, described in this paragraph by name, number of securities held, exercise price, vesting schedule, if any, and whether such securities are held subject to the provisions of the Existing Shareholder Agreement): (i) there are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party relating to the issued or unissued capital stock of, or other equity interests in, the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to grant, issue or sell any shares of the capital stock of, or other equity interests in, the Company or any of its Subsidiaries, by sale, lease, license or otherwise; (ii) there are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to (x) repurchase, redeem or otherwise acquire any shares of the capital stock of, or other equity interests in, the Company or any of its

Subsidiaries or (y) provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee (other than endorsements of clearing checks made in the ordinary course of business) with respect to the obligations of, any other Person; (iii) there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment based on the revenues, earnings or other similar performance criteria, as a whole, or calculated in accordance therewith, of the Company or any of its Subsidiaries; and (iv) there are no voting trusts, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of the capital stock of the Company or any of its Subsidiaries.

(f) Section 3.3(f) of the Disclosure Schedules sets forth the authorized and issued capital stock of each of the Company's Subsidiaries, including the registered owner of each share of such capital stock. All shares of capital stock of each of the Company's Subsidiaries (i) were and are duly authorized, validly issued, fully paid and non-assessable and not subject to, or were issued in compliance with, any preemptive rights created by Law, the Subsidiaries' Organizational Documents or any agreement to which the Company or any Subsidiary was or is a party or is bound, and (ii) were and are free and clear of all security interests, liens, claims, pledges, agreements, limitations on voting rights, charges or other Encumbrances of any nature whatsoever.

(g) All shares of capital stock of the Company previously issued, and all options, warrants and other rights to acquire capital stock of, and all other securities of, the Company previously issued, were issued in compliance in all material respects with or pursuant to valid exemptions from the requirements of Applicable Securities Laws.

(h) (i) Each class of Company Stock and each other class of securities of the Company previously issued is exempt from registration under the Securities Act of 1933, as amended, and the Exchange Act (pursuant to Rule 12g3-2(b) promulgated thereunder), (ii) the Company has complied with all filing obligations required by Law to maintain such exemptions from registration, and (iii) such exemptions from registration are valid and in full force and effect.

Section 3.4 Authority; Approval.

The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Related Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the Related Agreements and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action (including an amendment of the Company's option plans by the Company's board of managing directors to permit the transfer of Company Options in connection with the Offer) and no other proceedings on the part of the Company are necessary to authorize this Agreement or the Related Agreements or to consummate the transactions contemplated hereby or thereby. This Agreement and the Related Agreements have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and the

Related Agreements by the other parties hereto and thereto, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

Section 3.5 No Conflict.

(a) Except as set forth in Section 3.5(a) of the Disclosure Schedules, the execution and delivery by the Company of this Agreement and the Related Agreements, and the consummation and performance by the Company of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Organizational Documents of the Company or any of its Subsidiaries, (ii) subject to approvals under the HSR Act, conflict with or violate any Laws applicable to the Company or any of its Subsidiaries or by which any of its or their properties or assets is bound or affected, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any Company Material Contract, or (iv) result in the creation of any Encumbrance on any of the properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (ii), (iii) and (iv) for such violations, breaches or Encumbrances that are not material in nature.

(b) Assuming the accuracy of the Purchasers' representations and warranties as contained in this Agreement and except as set forth in Section 3.5(b) of the Disclosure Schedules, the execution and delivery by the Company of this Agreement and the Related Agreements and the consummation and performance by the Company of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, (i) any Governmental Entities or (ii) any third Person, other than (w) such filings, notifications and authorization required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "**HSR Act**"), (x) any such consents, approvals, authorizations or permits that have been obtained or such filings or notifications that have been made, (y) any such requirements as a result of the specific legal or regulatory status of Purchaser, and (z) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, either individually or in the aggregate, prevent or delay consummation of the transactions contemplated by this Agreement and the Related Agreements, or otherwise, either individually or in the aggregate, prevent the Company from performing its obligations under this Agreement or the Related Agreements.

Section 3.6 Permits; Compliance.

The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its and their properties and to carry on the Company's and its Subsidiaries' business as it is now being conducted (collectively,

the "**Company Permits**") and there is no Proceeding pending or, to the Knowledge of the Company, threatened regarding impairment, suspension, limitation, revocation, termination or cancellation of any of the Company Permits. Except as set forth in Section 3.6 of the Disclosure Schedules, each of the Company and its Subsidiaries is in compliance with or has complied with, in all material respects, (a) each Law (other than Environmental Laws which are addressed in Section 3.23 hereof) applicable to such entity or by which any of its properties or assets is bound or affected and (b) each of the Company Permits. Except as set forth in Section 3.6 of the Disclosure Schedules, neither the Company nor any of its Subsidiaries has, within the last three years, received from any Governmental Entity any notification or any other inquiries with respect to the possible failure of the Company or any of its Subsidiaries to be in compliance in all material respects with any Law (other than any Environmental Law).

Section 3.7 Reports; Financial Statements; Books of Account.

(a) The Company has delivered to the Purchasers and attached as part of Section 3.7 of the Disclosure Schedules true and correct copies of the (i) audited consolidated balance sheets of the Company as of the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003, and consolidated statements of income, cash flows and changes in shareholders' equity for each of the twelve month periods then ended, and (ii) unaudited interim consolidated balance sheets of the Company (including the business acquired in the CES Acquisition) as of August 31, 2004, and consolidated statements of income, cash flows and changes in shareholders' equity for the interim periods then ended (all such consolidated financial statements being referred to herein collectively as the "**Company Financial Statements**"). Each such balance sheet presents fairly the financial condition, assets and liabilities, and shareholders' equity of the Company as of its date (subject to adjustments to be made based on estimates of purchase accounting relating to the CES Acquisition, which adjustment will not be material); each such statement of income presents fairly the results of operations of the Company for the period indicated; and each such statement of cash flows and changes in shareholders' equity presents fairly the information purported to be shown therein. Except as set forth in Section 3.7 of the Disclosure Schedules and, with respect to the unaudited interim statements, except for the absence of notes to the interim statements and subject to normal, recurring year-end adjustments consistent with past practice (which will not be material in the aggregate), the Company Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods involved and are in accordance with the books and records of the Company.

(b) Except as set forth in Section 3.7 of the Disclosure Schedules, the books, records and accounts of the Company accurately and fairly reflect, in reasonable detail, the transactions and the assets and liabilities of the Company. The Company maintains a system of internal accounting control sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) access to assets, properties, books, records and accounts is permitted only in accordance with management's general or specific authorization and (iv) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.8 **Absence of Certain Changes or Events.**

Except as disclosed in the Company Financial Statements or in Section 3.8 of the Disclosure Schedules, and except as otherwise specifically contemplated by this Agreement and the Related Agreements, (i) since December 31, 2003, the Company and its Subsidiaries have conducted their business only in the ordinary course and in a manner substantially consistent with past practice and (ii) since December 31, 2003, there has not been:

(a) any material damage, destruction or loss (not covered by insurance) with respect to any material asset of the Company or any of its Subsidiaries;

(b) to the Knowledge of the Company, any event, occurrence or development that has or could reasonably be expected to have a Material Adverse Effect;

(c) any change by the Company in its accounting methods, principles or practices, or any changes in depreciation or amortization policies or rates adopted by it;

(d) (i) any declaration, setting aside or payment of any dividends or other distribution (whether in cash, stock or property) in respect of the capital stock of the Company or any of its Subsidiaries, (ii) any direct or indirect redemption, purchase, retirement or other acquisition by the Company or any of its Subsidiaries of any capital stock of the Company or any of its Subsidiaries or other securities convertible into, exchangeable for or conferring the right to purchase capital stock of the Company or any of its Subsidiaries (or any agreement, arrangement or other understanding to do the same), or (iii) any issuance, pledge or sale of any capital stock of the Company or any its Subsidiaries, or any other securities convertible into or exchangeable for or conferring the right to purchase capital stock of the Company or any of its Subsidiaries (or any agreement, arrangement or other understanding to do the same);

(e) any amendment, alteration or modification in the terms of any currently outstanding options, warrants or other rights to purchase any capital stock or equity interest in the Company or any of its Subsidiaries or any other securities convertible into or exchangeable for such capital stock or equity interest, including without limitation a reduction in the exercise or conversion price of any such rights or securities;

(f) (i) any increase in the benefits under, or the establishment, termination, modification or amendment of, or any commitment to establish, terminate, modify or amend, any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to (x) directors or officers of the Company or any of its Subsidiaries (except as required by Law) or (y) other employees of the Company or any of its Subsidiaries (except in the ordinary course of business consistent with past practice (in amount and kind) or as required by Law), or (ii) any employment, consulting or indemnification agreement, contract or arrangement (other than the hiring or dismissal of at will employees in the ordinary course of business consistent with past practice (in amount and kind));

(g) any termination or failure to renew, or any written or, to the Knowledge of the Company, oral threat (that was not subsequently withdrawn) to terminate or fail to renew, any Company Material Contract;

(h) any merger with or into or consolidation with any other person, or any subdivision, combination or, in any way, reclassification of any shares of capital stock of the Company or any of its Subsidiaries or any modification or amendment, or agreement to modify or amend, in any manner the rights to the Company's or any of its Subsidiary's outstanding capital stock;

(i) any material change to any of the business, operations or material policies of the Company and its Subsidiaries, including, without limitation, advertising, investment, marketing, pricing, purchasing, production, personnel, sales, returns, budget or other product acquisition policies;

(j) except for intercompany loans, any loan or advance by the Company or any of its Subsidiaries to any of its or their stockholders, officers, directors, consultants or employees or other representatives (except for expense advances made to employees in the ordinary course of business consistent with past practice (in amount and kind) or any loan or advance otherwise than in the ordinary course of business consistent with past practice (in amount and kind));

(k) except for inventory or equipment in the ordinary course of business, any sale, abandonment, transfer, lease, license or any other disposition of any properties or assets of the Company or any of its Subsidiaries or acquisition of any capital stock or business of any other person (or any reaching of an agreement, arrangement or understanding to do the same) involving payments individually in excess of $25,000;

(l) except for intercompany loans, (i) any incurrence of indebtedness or assumption, guarantee or other responsibility for the debts of any other Person (other than check-clearing endorsements made in the ordinary course of business) by the Company or any of its Subsidiaries, (ii) any loans, advances or capital contributions to or investments in any other Person (other than advances against commissions and advances of expenses to sales personnel in the normal course of business) by the Company or any of its Subsidiaries, or (iii) any grant of any security interest or creation or modification of any Encumbrances on any of the properties or assets of the Company or any of its Subsidiaries, other than in respect of Permitted Liens and, in any case, involving amounts individually in excess of $25,000;

(m) any modification, amendment, transfer or waiver of any material right under any Company Material Contract, or any permitted lapse of any rights to the use of any Company Intangibles or any sale, assignment, license, transfer or other disposition of any rights thereto, in each case except in the ordinary course of business consistent with past practice;

(n) any payment by the Company or any of its Subsidiaries of bonuses or severance pay or any other obligation arising as a result of termination of employment; or

(o) any agreement, arrangement or other understanding to do, cause or suffer any of the foregoing.

Section 3.9 Absence of Litigation.

Except as disclosed in Section 3.9 of the Disclosure Schedules, there is no Proceeding pending or, to the Knowledge of the Company, threatened against, affecting or involving the Company or any of its Subsidiaries or any of its or their properties or rights, or which seeks to prevent or challenge the transactions contemplated hereby. The Company and its Subsidiaries are not subject to any continuing Orders, including, without limitation, cease-and-desist orders.

Section 3.10 Material Contracts; No Default.

(a) Except as otherwise listed in Section 3.10(a) of the Disclosure Schedules (such contracts and agreements as are required to be set forth in Section 3.10(a) of the Disclosure Schedules, together with the leases with respect to the Leased Real Property (the "**Leases**"), being referred to herein, collectively, as the "**Company Material Contracts**") the Company and its Subsidiaries are not, as of the date of this Agreement, party to or bound by any of the following contracts, agreements, commitments, or instruments, whether oral or written:

(i) employment, commission or consulting agreements (other than any such agreement that is "at will" and the termination of which would not result in any severance, penalty or similar payment being owed by the Company or any of its Subsidiaries);

(ii) collective bargaining agreements or other contracts or commitments to or with any labor unions or other employee representatives or groups of employees;

(iii) contracts or agreements limiting the right of the Company or any of its Subsidiaries (A) to engage in, or to compete with any Person in, any business, including each contract or agreement containing exclusivity provisions restricting the geographical area in which, or the method by which, any business may be conducted by the Company or any of its Subsidiaries or (B) to solicit any customer or client;

(iv) indemnity or guaranty arrangements, business acquisition agreements, licenses, nondisclosure agreements (other than licenses of rights to software and nondisclosure agreements entered into with customers in the ordinary course of business), and joint-venture agreements;

(v) agreements or contracts with any officer, director or employee of the Company or any of its Subsidiaries, other than employment, commission and consulting agreements covered by clause (i) above and other than confidentiality and nondisclosure agreements in favor of the Company and its Subsidiaries, copies of which have been provided to the Purchasers;

(vi) (A) leases or similar agreements under which (x) the Company or any of its Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third person or (y) the Company or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any third person, any tangible personal property owned or leased by the Company or any of its Subsidiaries, or (B) continuing contracts for the future purchase of materials, supplies or equipment requiring annual payments individually in excess of $25,000;

(vii) except for licenses of Commercially Available Software, material licenses or other agreements relating in whole or in part to any Company Intangibles (including any material license or other material agreement under which the Company has the right to use any of the same owned or held by any third Person);

(viii) agreements or contracts under which the Company or any of its Subsidiaries has borrowed or loaned any money or issued any note, bond, indenture or other evidence of indebtedness or directly or indirectly guaranteed the indebtedness, liabilities or obligations of others (other than (w) intercompany obligations, (x) check-clearing endorsements made in the ordinary course of business, (y) accounts receivable and accounts payable generated in the ordinary course of business, and (z) travel and similar expense advances to employees in the ordinary course of business and immaterial in amount);

(ix) mortgages, pledges, security agreements, deeds of trust or other documents granting a lien (including liens upon properties acquired under conditional sales, capital leases or other title retention or security devices) with respect to any property;

(x) material contracts or commitments affecting ownership of, title to, use of, or any interest in real estate (other than the Leases);

(xi) contracts or commitments, whether or not in the ordinary course of business, which involve future payments, performance of services or delivery of goods and/or materials, to or by the Company or any of its Subsidiaries of an aggregate amount or value in excess of $100,000;

(xii) other agreements, contracts, leases, licenses, commitments, arrangements or instruments to which the Company or any of its Subsidiaries is a party or by or to which the Company or any of its Subsidiaries or any of its or their assets or business is bound or subject which has an aggregate future liability (as to such contract or commitment individually) as of the date hereof in excess of $100,000;

(xiii) contracts or commitments with distributors, sales representatives and other third parties providing sales and promotional services with respect to the Company's and its Subsidiaries' products; or

(xiv) any other contract which, if terminated or breached, or if the Company or any of its Subsidiaries otherwise loses the benefits thereof, would result in a Material Adverse Effect.

(b) Each Company Material Contract is in full force and effect and is a legal, valid and binding contract or agreement of the Company and/or its Subsidiaries, as applicable, and there is no material default (or any event which, with the giving of notice or lapse of time or both, would be a material default) by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party, in the timely performance of any obligation to be performed or paid under any of the Company Material Contracts. No written or, to the Knowledge of the Company, oral notice has been received by the Company or any of its Subsidiaries of any default under or termination of any Company Material Contract which has not been cured as of the date hereof or which cannot be promptly cured without the payment of any material sums with respect thereto. The Company has either delivered or made available to the Purchasers true, complete and correct copies of all Company Material Contracts or, in the case of oral Company Material Contracts, true, complete and correct summaries thereof.

Section 3.11 Customers, Distributors, Etc.

(a) Except as set forth in Section 3.11(a) of the Disclosure Schedules, during the last twelve (12) calendar months, no Significant Relationship has (i) cancelled, failed to renew or otherwise terminated, or, to the Knowledge of the Company, threatened to cancel, fail to renew or otherwise terminate, its relationship with the Company and/or its Subsidiaries, or (ii) materially changed, or, to the Knowledge of the Company, requested a material adverse change in, the price or quantity of the products or services sold or provided by or to the Company. "**Significant Relationship**" shall mean (x) any customer of the Company or any of its Subsidiaries or any distributor, sales representative or other third party providing sales or promotional services to the Company or any of its Subsidiaries that accounted for $2,000,000 or more of revenues for the most recent twelve (12) calendar months ended August 31, 2004, or that could reasonably be expected to account for $2,000,000 or more of revenues for the next twelve (12) calendar months. Section 3.11(a) of the Disclosure Schedules sets forth the name of each Significant Relationship and the revenues attributable to such Significant Relationship.

(b) The Company and its Subsidiaries are currently in compliance, in all material respects, with the terms of its and their customer contracts. Section 3.11(b) of the Disclosure Schedules sets forth any customer contract of the Company or any of its Subsidiaries that the customer has cancelled, failed to renew or otherwise terminated at any time during the last thirty-six (36) calendar months.

Section 3.12 Employee Benefit Plans; Labor Matters.

(a) Section 3.12(a) of the Disclosure Schedules contains a true and complete list of (i) each employee benefit or compensation plan, program, arrangement or contract (including, without limitation, any plan or arrangement of the type described in Section 3.8(f) and any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**")) which is now or within the last three years has been sponsored, maintained, contributed to, or required to be contributed to by the Company or any of its Subsidiaries or any ERISA Affiliate or as to which any of the foregoing has or could reasonably be expected to have any material liability, contingent or otherwise (each a "**Company Employee Plan**") and (ii) each

management, employment, severance, consulting, non-compete, confidentiality or similar agreement or contract currently in effect between the Company and any current, former or retired employee, officer, consultant, independent contractor, agent or director of the Company (each an "**Employee**") (each such agreement an "**Employee Agreement**"). Neither the Company nor any ERISA Affiliate has any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan (except as required by law or to retain the tax qualified status of such Company Employee Plan), or to enter into or modify any Employee Agreement except as set forth in Section 3.12(a) of the Disclosure Schedules. For purposes of this Agreement, "**ERISA Affiliate**" means any business or entity which is a member of a "controlled group of corporations" under "common control" or an "affiliated service group" with the Company or any of its Subsidiaries within the meaning of any of Sections 414(b), (c), or (m) of the Internal Revenue Code of 1986, as amended (the "**Code**"), or required to be aggregated with the Company or any of its Subsidiaries under Section 414(o) of the Code or is under "common control" with the Company or any of its Subsidiaries within the meaning of Section 4001(a)(14) of ERISA.

(b) The Company has made available to the Purchasers (i) true and complete copies of (or otherwise provided access to) all documents embodying or directly relating to each Company Employee Plan currently in effect and each Employee Agreement including all amendments thereto and written interpretations thereof, (ii) the two most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA in connection with each Company Employee Plan and trust currently in effect; (iii) the most recent determination letter received from the Internal Revenue Service (the "**IRS**"), if any, for each Company Employee Plan and trust currently in effect; and (iv) the most recent summary plan description (as described on Section 3.12(b) of the Disclosure Schedules) together with the most recent summary of material modifications required under ERISA with respect to each Company Employee Plan and all material communications to any Employee relating to each Company Employee Plan and any proposed Company Employee Plan.

(c) Except as set forth in Section 3.12(c) of the Disclosure Schedules (i) the Company and its Subsidiaries, as applicable, have performed all material obligations required to be performed under each Company Employee Plan, and, to the Knowledge of the Company, each Company Employee Plan has been established and maintained in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including, but not limited to, ERISA and the Code; (ii) to the Knowledge of the Company, each Company Employee Plan intended to qualify under Section 401 of the Code is, and since its inception has been so qualified, and each trust forming a part of any such Company Employee Plan is exempt from tax pursuant to Section 501 (a) of the Code and no circumstances exist which would adversely affect this qualification of exemption; (iii) no non-exempt "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no material actions, suits or claims pending or, to the Knowledge of the Company, threatened (other than routine claims for benefits) against the Company with respect to any Company Employee Plan or against any Company Employee Plan, or against the assets of any Company Employee Plan; (v) no action or failure to act and no transaction or holding of assets by, or with respect to, any Company

Employee Plan has or, to the Knowledge of the Company, may subject the Company or any o fits Subsidiaries, any fiduciary or other "plan official" (within the meaning of Section 412 of ERISA) to any tax, penalty, liability or other disability, whether by way of indemnity or otherwise; and (vi) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing Date pursuant to its terms, without liability to the Company, its Subsidiaries, the Purchasers or any of their respective Affiliates.

(d) Neither the Company, nor any of its Subsidiaries nor any ERISA Affiliate presently maintains or in the past has maintained a "defined benefit plan," as defined in Section 3(35) of ERISA.

(e) At no time since the Company's inception has the Company, any of its Subsidiaries or an ERISA Affiliate been required to contribute to, or incurred any withdrawal liability (within the meaning of Section 4201 of ERISA) to any "multiemployer plan," as defined in Sections 3(37) and 4001(a)(3) of ERISA.

(f) Except as set forth in Section 3.12(f) of the Disclosure Schedules, the Company and its Subsidiaries are not presently and since their respective inceptions have not been a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees with regard to their relationship to the Company. There are no pending or, to the Knowledge of the Company, threatened representation questions respecting the Employees. Neither the Company nor any of its Subsidiaries is involved in or, to the Knowledge of the Company, threatened with, any labor dispute, arbitration or lawsuit that is material in nature and relates to labor and employment matters involving Employees. There are no pending or, to the Knowledge of the Company, threatened labor organizing activities, whether within or without the United States.

(g) Except as set forth in Section 3.12(g) of the Disclosure Schedules, the Company and its Subsidiaries do not maintain or contribute to any Company Employee Plan that provides, or has any liability to provide, life insurance, medical or other welfare benefits to any Employee(s) upon their retirement or termination of employment, except as may be required by law, and the Company and its Subsidiaries have not represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with such benefits upon their retirement or termination of employment.

(h) Except as set forth in Section 3.12(h) of the Disclosure Schedules the execution of, and performance of the transactions contemplated by, this Agreement and the Related Agreements will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(i) Except as set forth in Section 3.12(i) of the Disclosure Schedules, the Company and its Subsidiaries are in compliance in all material respects with all material applicable Law respecting employment, employment practices, terms and conditions of employment, wages, hours and withholding, including, without limitation, the provisions of

the Consolidated Omnibus Budget Reconciliation Act of 1985, and payment of all required amounts (including, without limitation, income and employment taxes).

(j) Except as set forth in Section 3.12(j) of the Disclosure Schedules, the Company and its Subsidiaries do not have any material liability (and to the Knowledge of the Company, there is no basis for any present or future Proceeding against it giving rise to any material liability) arising out of any discrimination against or harassment of employees or prospective employees based on race, sex, religion, ethnicity, sexual preference or handicap or other physical or mental impairment or disability.

Section 3.13 Tax Matters.

Except as set forth in Section 3.13 of the Disclosure Schedules:

(a) The Company and its Subsidiaries have (i) filed in accordance with all applicable laws when due all Returns (as herein defined) required to be filed by them, (ii) paid all Taxes shown to have become due pursuant to such Returns, and (iii) paid all Taxes (other than those being contested in good faith) for which a notice of, or assessment or demand for, payment has been received or which are otherwise due and payable whether or not reflected on a Return. All Returns filed by the Company or any of its Subsidiaries with respect to Taxes are true, complete and correct, in all material respects. The accruals for Taxes set forth on the most recent consolidated balance sheet included in the Company Financial Statements properly reflect all known or contingent liabilities for Taxes through the date thereof in accordance with GAAP. The accruals for deferred Tax liability on such Company Financial Statements are adequate under GAAP to cover liability for deferred Taxes through the Closing Date.

(b) Complete copies of all federal, state, local and foreign income tax and other material non-income tax Returns, including amended returns, of the Company and its Subsidiaries, that have been filed with respect to past taxable periods for which the limitations period has not run, have been delivered or made available to the Purchasers prior to the date hereof. Prior to the date hereof, the Company has provided to the Purchasers copies of all revenue agents' reports and other written assertions by governmental authorities of deficiencies or other liabilities for Taxes of the Company or any of its Subsidiaries with respect to past periods for which the limitations period has not run, and each of such items has been set forth in Section 3.13(b) of the Disclosure Schedules.

(c) (i) There is no Proceeding pending or, to the Knowledge of the Company, proposed with respect to any liability for Tax that relates to the Company or any of its Subsidiaries; (ii) all amounts required to be collected or withheld by the Company and its Subsidiaries with respect to Taxes have been duly collected or withheld and any such amounts that are required to be remitted to any taxing authority have been duly remitted; (iii) no extension of time within which to file any Return that relates to the Company or any of its Subsidiaries has been requested, which Return has not since been filed; (iv) there are no waivers or extensions of any applicable statute of limitations for the assessment or collection of Taxes with respect to any Return that relates to the Company or any of its Subsidiaries which remain in effect; (v) there are no tax rulings, requests for

rulings, or closing agreements to which the Company or any of its Subsidiaries is a party or is subject which could affect its liability for Taxes for any period after the Closing; (vi) no power of attorney has been granted by the Company with respect to any matter relating to Taxes of the Company or any of its Subsidiaries which is currently in force; (vii) the Company and its Subsidiaries have made all payments of estimated Taxes required to be made under Section 6655 of the Code and any comparable provisions of state, local or foreign law; (viii) any adjustment of Taxes of the Company or any of its Subsidiaries made by the IRS in any examination which is required to be reported to the appropriate state, local or foreign taxing authorities has been reported, and any additional Taxes due with respect thereto (other than those which are contested in good faith and with respect to which sufficient reserves have been established) have been paid; (ix) each of the Company and its Subsidiaries has not at any time been a member of any affiliated group (within the meaning of Section 1504(a) of the Code) or combined or unitary group (other than any such group that currently exists and which includes the Company or any of its Subsidiaries); (x) each of the Company and its Subsidiaries is not and has not been a party to any tax sharing agreement (including any agreement or arrangement regarding Taxes with respect to any entity that has been sold or disposed of by the Company); (xi) neither the Company nor any of its Subsidiaries has agreed to make or is required to make any adjustment under Section 481 of the Internal Revenue Code by reason of a change in accounting method; (xii) each of the Company and its Subsidiaries is not nor has it ever been a United States real property holding corporation within the meaning of Section 897(c)(1)(A)(ii) of the Internal Revenue Code; and (xii) there are no tax liens on any assets of the Company or any of its Subsidiaries other than liens for Taxes not yet due and payable.

(d) Except as set forth in Section 3.13(d) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract, agreement or arrangement covering any current or former employee or consultant of the Company or any of its Subsidiaries, respectively, that under certain circumstances could require it to make or give rise to any payments that are not deductible as a result of the provisions set forth in Section 280G of the Internal Revenue Code or the treasury regulations thereunder or would result in an excise tax to the recipient of any such payment under Section 4999 of the Internal Revenue Code.

(e) For purposes of this Agreement, "**Tax**" or "**Taxes**" shall mean any and all taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign Governmental Entity or taxing authority or agency, including, without limitation, (i) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (ii) customs duties, imposts, charges, levies or other similar assessments of any kind, and (iii) interest, penalties and additions to tax imposed with respect thereto; and "**Returns**" shall mean any and all returns, reports and information statements with respect to Taxes required to be filed with the IRS or any other Governmental Entity or Tax authority or agency, whether domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns.

Section 3.14 Software and Other Intangibles.

(a) The Company owns or has a valid license to use (i) all of the Software owned by the Company or any of its Subsidiaries and Software developed or under development by the Company or any of its Subsidiaries (collectively, "**Owned Company Software**"); (ii) all of the Software that is licensed to or marketed by the Company or any of its Subsidiaries (other than Commercially Available Software and the Owned Company Software); and (iii) all names, corporate names, fictitious names, trade names, trademarks, trademark applications, service marks, service mark applications, patents, patent applications, copyrights, copyright applications, trade secrets and know-how that are owned or used by the Company or any of its Subsidiaries (such Software and Intangibles described in subsections (i), (ii) and (iii) above and Commercially Available Software collectively referred to herein as the "**Company Intangibles**"). The Company Intangibles include all the intellectual property used in and/or necessary for the conduct of the business of the Company and its Subsidiaries, as presently conducted and, to the Knowledge of the Company and its Subsidiaries, as proposed to be conducted in the future. Section 3.14(a)i of the Disclosure Schedules contains an accurate list of all of the Company's software products that the Company offers for sale or license (the "**Commercialized Company Software**"). Section 3.14(a)(ii) of the Disclosure Schedules contains an accurate list of all names, corporate names, fictitious names, trade names, registered trademarks, trademark applications, registered service marks, service mark applications, patents, patent applications, registered copyrights, and copyright applications that are owned or used by the Company or any of its Subsidiaries.

(b) Except as set forth in Section 3.14(b) of the Disclosure Schedules, the Company or at least one of its Subsidiaries has (i) good and valid title to all of the Company Intangibles that are owned by the Company or any of its Subsidiaries (collectively, "**Owned Company Intangibles**"), (ii) the valid right to use all other Company Intangibles (other than Commercially Available Software) as necessary to currently operate the Company's business and (iii) the valid right to use all Commercially Available Software, in each case as necessary to currently operate the business of the Company and its Subsidiaries free and clear of any Encumbrance (except for Permitted Encumbrances). Except as set forth in Section 3.14(b) of the Disclosure Schedules, no rights of any third party are necessary to market, license, sell, modify, update, and/or create derivative works for the Owned Company Intangibles.

(c) Neither the Company nor any of its Subsidiaries has (i) transferred ownership of or granted (and is not obligated to grant) any license of or other right to use any Intangible that is or was a Owned Company Intangible, to any third party, (ii) authorized any third party to retain any rights to use any Intangible that is or was an Owned Company Intangible, or (iii) caused or permitted any Owned Company Intangible to lapse, expire, be abandoned or otherwise enter the public domain. None of the Owned Company Intangibles is or was required to be licensed or contributed under any forum, consortium, pooling or other standards body agreement. The Owned Company Software, and all other products or services of the Company and its Subsidiaries, complies with all technical standards applicable to such software, products and services and with all written warranties, specifications and documentation provided by Company or its Subsidiaries. Neither the Company nor its Subsidiaries have received any claim that any of the Owned Company

Software, or the other products or services of the Company and its Subsidiaries fails to conform or otherwise comply with such warranties, specifications and documentation.

(d) Except as set forth in Section 3.14(d) of the Disclosure Schedules, the Company and its Subsidiaries have (i) had all of the Owned Company Intangibles created as a work for hire (as defined under U.S. copyright law) for the Company or its Subsidaries by regular full time employees of the Company and its Subsidiaries or (ii) to the extent that any author or developer was not a regular full-time employee of the Company or any of its Subsidiaries at the time such Person contributed to any Owned Company Intangibles, had such author or developer irrevocably assign to the Company in writing all copyrights and other proprietary rights in such Person's work with respect to such Owned Company Intangibles, or (iii) otherwise acquired from a third party who assigned all proprietary righs in the Owned Company Intangibles to the Company or its Subsidiaries. Each of the regular full-time employees and other authors and developers who develop or contribute to any Owned Company Intangibles has executed and delivered to the Company or one of its Subsidiaries a written Employee Invention Assignment and Confidentiality Agreement, substantially similar in form to the form provided to the Purchasers.

(e) Expect as set forth in Section 3.14(e) of the Disclosure Schedule, with respect to the Owned Company Software (i) the Company and its Subsidiaries maintain machine-readable master-reproducible copies, source code listings, technical documentation and online user documentation for the most current releases or versions thereof and for all earlier material releases or versions thereof currently being supported by them; (ii) in each case, the machine-readable copy substantially conforms to the corresponding source code listing; (iii) it can be reasonably maintained and modified by reasonably competent programmers familiar with the relevant language, hardware and operating systems; and (iv) in each case, it operates in accordance with the relevant online documentation, in all material respects, therefor without material operating defects. No third party is in possession of, or has acquired rights to access, use or modify the source code to any Owned Company Software, and except as set forth on Section 3.14(e) of the Disclosure Schedules, no "Release Event" or "Release Condition" or similar trigger event has occurred, such that any third party has accessed or received any source code for any Owned Company Software, or otherwise notified the Company, its Subsidiaries or, to the Knowledge of the Company and its Subsidiaries, the source code escrow agent, that it is entitled to a release of the source code for any Owned Company Software.

(f) (i) None of the Owned Company Intangibles, and to the Knowledge of the Company and its Subsidiaries none of the other Company Intangibles (other than Commercially Available Software), or their respective past or current uses, including the preparation, distribution, marketing or licensing thereof, has violated or infringed upon, or is violating or infringing upon, any Software, technology, patent, copyright, trade secret or other Intangible of any Person; (ii) none of the Owned Company Intangibles, and to the Knowledge of the Company and its Subsidiaries none of the other Company Intangibles (other than Commercially Available Software), is subject to any material Order; (iii) no Proceeding is pending or, to the Knowledge of the Company, is threatened, in writing, nor has any written claim or demand been made, which challenges or challenged the legality, validity, enforceability, use or exclusive ownership by the Company or any of its Subsidiaries of any of the Owned Company Intangibles; (iv) to the Knowledge of the

Company, no Person is violating or infringing upon, or has violated or infringed upon at any time, any of the Owned Company Intangibles, and to the Knowledge of the Company and its Subsidiaries none of the other Company Intangibles (other than Commercially Available Software); and (v) the use by the Company and its Subsidiaries of the Company Intangibles does not violate any license terms or other contractual restrictions, or any confidentiality obligations owed by the Company or its Subsidiaries, or, to the Knowledge of the Company and its Subsidiaries, by any of its employees, to any third parties.

(g) The execution and consummation of this Agreement and the Related Agreements, and the transactions contemplated hereby and thereby, without notice to or consent from any third party, will not (i) breach or violate any contract or license with any third party, (ii) give rise to any right to terminate any such contract or license, (iii) give rise to any penalty, forfeiture, extension of terms, reduction or elimination of royalties or any other adverse term, or (iv) grant, license, convey or assign any rights in Company Intangibles to any third party, including, without limitation, relating to a release of source code from a source code escrow.

(h) Each of the Company and its Subsidiaries has taken commercially reasonable steps (in accordance with Software and data processing industry standards) to maintain the confidentiality of all of its trade secrets with respect to the Owned Company Intangibles and any other Company Intangibles for which it owes a duty of confidentiality to any third party. Each of the Company and its Subsidiaries is a party to a written confidentiality, non-disclosure or similar agreement, containing customary terms and conditions, with each third party to whom the Company or its Subsidiaries has disclosed trade secrets or other confidential information. The Company and its Subsidiaries have taken commercially reasonable steps to protect the Company and its Subsidiaries' rights in confidential information and trade secrets.

(i) Any license, sublicense or other contract, commitment or agreement, whether oral or written, covering or relating to any Company Intangible is legal, valid, binding, enforceable and in full force and effect, in all material respects, and upon consummation of the transactions contemplated hereby, will continue to be legal, valid, binding, enforceable and in full force and effect, in all respects, on terms identical to those in effect immediately prior to the consummation of the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries is in breach of or default under, any license, sublicense or other contract, commitment or agreement covering or relating to any Company Intangible or has performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a violation, breach or default thereunder.

(j) None of the Software or other Intangibles listed or required to be listed in Section 3.14(a) of the Disclosure Schedules, is owned by or registered in the name of any current or former owner, shareholder, member, partner, director, executive, officer, employee, salesman, agent, customer, representative or contractor of the Company or any of its Subsidiaries (or any of their respective Affiliates or predecessors) nor does any such Person have any material interest therein or material right thereto, including the right to royalty payments. The Company or its Subsidiaries is the sole and exclusive owner of record with the United States Patent and Trademark Office, or any similar entity or foreign

counterpart, as applicable, of any registered Owned Company Software or other registered Owned Company Intangibles. Each item of registered Owned Company Software and Owned Company Intangibles is valid and subsisting, and all necessary registration, maintenance, renewal fees, annuity fees and taxes in connection with such registrations have been paid and all necessary documents and certificates in connection therewith have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such registered Owned Company Software and registered Owned Company Intangibles.

(k) Except as disclosed in Section 3.14(k) of the Disclosure Schedules, except with respect to demonstration or trial copies, no portion of any Company Intangibles (other than Commercially Available Software) contains any "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" or other software routines or hardware components designed to permit access or to disable or erase software, hardware, or data without the consent of the user. Except as disclosed in Section 3.14(k) of the Disclosure Schedules, no portion of any Company Intangibles (other than Commercially Available Software) contains any "freeware," "shareware" "open source" or other public domain software or software code.

(l) Except as disclosed in Section 3.14(l) of the Disclosure Schedules, there is no governmental prohibition or restriction on the use of any of the Owned Company Intangibles in the United States or any other jurisdiction or on the export of any of the Owned Company Intangibles from the United States or any other jurisdiction to any jurisdiction or the import to the United States or any other jurisdiction from any jurisdiction.

(m) Section 3.14(m) of the Disclosure Schedules sets forth a complete list of all contracts, licenses, agreements, covenants and other documents between the Company or its Subsidiaries and any third party wherein or whereby the Company or its Subsidiaries have agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission or termination with respect to the violation, infringement or misappropriation by the Company, its Subsidiaries or such third party, of the intellectual property rights of any third party other than the Company.

(n) Except as disclosed in Section 3.14(n) of the Disclosure Schedules, there is no contract or license between the Company or its Subsidiaries and any third party pertaining to Intangibles (whether inbound, outbound or otherwise) under which there is any dispute (and, to the Knowledge of the Company and its Subsidiaries, there are no facts or circumstances that may reasonably be expected to lead to a dispute) regarding the scope of such contract or license, or performance under such contract or license, including with respect to any payment to be made or received by the Company or its Subsidiaries thereunder.

Section 3.15 Certain Business Practices and Regulations; Potential Conflicts of Interest.

(a) Neither the Company, nor any of its Subsidiaries nor, to the Knowledge of the Company, any directors, officers, agents or employees of the Company or any of its Subsidiaries has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) paid or made any unlawful bribe, rebate, payoff, influence payback, kickback or other unlawful payment.

(b) To the Knowledge of the Company, none of the Affiliates, officers, directors or agents of the Company or any of its Subsidiaries or any spouse, lineal descendent or entity controlled by any of the foregoing (i) owns, directly or indirectly, in whole or in part, any real or personal property that the Company or any of its Subsidiaries uses in the conduct of its business, (ii) has any cause of action or other suit, action or claim whatsoever against, or owes any amount (contingent or otherwise) to, or is owed any amount (contingent or otherwise) by, the Company or any of its Subsidiaries other than claims in the ordinary course of business resulting from such Person's status as an officer, director or agent of the Company or any of its Subsidiaries such as for accrued salary, bonus, commissions, vacation pay or accrued benefits under employee benefit plans, (iii) has sold to, or purchased from, the Company or any of its Subsidiaries any assets or property (other than the Company's capital stock) for aggregate consideration in excess of $10,000 since December 31, 2003, or (iv) is a party to any contract or participates in any arrangement, written or oral, pursuant to which the Company or any of its Subsidiaries provides in-kind services to any such individual or entity, except to such individual in his capacity as an employee of the Company and/or its Subsidiaries.

Section 3.16 Insurance.

Section 3.16 of the Disclosure Schedules sets forth a list of all policies or binders of fire, liability, product liability, worker's compensation, vehicular and other insurance held by or on behalf of the Company or any of its Subsidiaries (collectively, the "**Insurance Contracts**"), including the amounts of such insurance and annual premiums with respect thereto. Such Insurance Contracts are valid and binding in accordance with their terms and are in full force and effect. The Company and its Subsidiaries are not in material default with respect to any provision contained in any such Insurance Contract nor has the Company or any of its Subsidiaries failed to give any notice of any claim under any such Insurance Contract in due and timely fashion. In the past twelve months, the Company and its Subsidiaries have not received any written notice from any of its insurance carriers that any insurance premiums (including, without limitation, worker's compensation premiums) will be materially increased in the future or that any Insurance Contract will not be available in the future on substantially the same terms as now in effect. Except as set forth in Section 3.16 of the Disclosure Schedules, the execution and delivery of this Agreement and the Related Agreements and the consummation and performance by the Company of this Agreement and the Related Agreements and the transactions contemplated hereby and thereby will not result in any such cancellation or amendment.

Section 3.17 Accuracy of Information; Full Disclosure.

(a) None of the representations and warranties or the Disclosure Schedules delivered to the Purchasers by the Company in connection with the consummation of the transactions contemplated hereby and thereby contains any untrue statement of a material fact or omits, or will omit, to state any material fact required to be stated herein or therein or necessary in order to make the statements contained herein or therein, in the light of the circumstances in which they were made, not misleading.

(b) All governmental filings and disclosure documents required by Applicable Securities Laws to be made by the Company with respect to the Offer will contain (and will be amended in a timely manner so as to contain) all information which is required to be included therein in accordance with Applicable Securities Laws and none of such filings and documents, at the respective times they are filed with the applicable Governmental Entity or published, sent or given to the holders of Company Stock and Company Options, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is hereby made by the Company with respect to any information supplied by the Purchasers in writing for inclusion in such filings and documents. None of the information supplied or to be supplied in writing by the Company for inclusion or incorporation by reference in, or which may be deemed to be incorporated by reference in, any of the Offer Documents will, at the respective times the Offer Documents are filed with the applicable Governmental Entities or published, sent or given to the holders of Company Stock and Company Options, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.18 Brokers.

Except as set forth on Section 3.18 of the Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement and the Related Agreements or based upon arrangements made by or on behalf of the Company.

Section 3.19 Real Property.

(a) The Company does not own any real property.

(b) Section 3.19(b) of the Disclosure Schedules lists all real property leased to the Company or any of its Subsidiaries (the **"Leased Real Property"**), and specifies the location of each such property. The Company has delivered to the Purchasers copies of all leases pursuant to which the Company or any of its Subsidiaries leases the Leased Real Property.

(c) To the Knowledge of the Company, there are no leases, subleases, licenses, right of way agreements, easements, occupancy agreements or other agreements granting to any Person other than the Company and its Subsidiaries any right to the

possession use, occupancy or enjoyment of the Leased Real Property or any portion thereof.

Section 3.20 Title to Properties.

(a) The Company and its Subsidiaries have good and marketable title to or valid leasehold interests in all of its and their material tangible personal property, including, without limitation, (i) all of the assets reflected on the Company Financial Statements, (ii) the material tangible property described in Section 3.14, Section 3.21, and Section 3.22 of this Agreement, and (iii) all other material tangible property or assets of any kind used or held for use by the Company and its Subsidiaries which the Company or any of its Subsidiaries purports to own, in each case free and clear of any Encumbrance or exceptions to title, except for (A) Encumbrances securing obligations set forth in the Company Financial Statements; (B) properties disposed of, or subject to purchase or sales orders or conditional sale arrangements, in the ordinary course of business consistent with past practice; (C) Encumbrances securing taxes, all of which are due but not delinquent or are being contested in good faith; (D) suppliers', materialmens, mechanics and similar liens which arise in the ordinary course of business, all of which are not delinquent or are being contested in good faith; and (E) Encumbrances which do not, individually or in the aggregate, materially detract from the value of such property, interfere with the use, occupancy or operation of such property as currently used (all items in clauses (A) through (E) are collectively referred to herein as "**Permitted Liens**").

(b) The assets, rights, and properties owned, licensed or leased by the Company and its Subsidiaries constitute all assets, rights, and properties necessary to conduct the operations of the Company and its Subsidiaries as currently conducted.

Section 3.21 Accounts Receivable.

Section 3.21 of the Disclosure Schedules sets forth an aging of the Company's accounts receivable and accounts payable as of August 31, 2004. The accounts receivable and accounts payable set forth in Section 3.21 of the Disclosure Schedules and those reflected in the Company Financial Statements, and those accounts acquired or created after the Company Financial Statements through the Closing Date, are and shall be bona fide and created in the ordinary and usual course of business in connection with bona fide transactions and consistent with past practice. The allowance for doubtful accounts that appear in Section 3.21 of the Disclosure Schedules and the Company Financial Statements have been fairly determined consistent with past practices in accordance with GAAP. The accounts receivable to be reflected in the books and records of the Company as of the Closing Date will have been created in the ordinary and usual course of business in connection with bona fide transactions and consistent with past practice, and the allowances for doubtful accounts associated therewith will have been determined on a basis consistent with the basis used in determining the allowances for doubtful accounts reflected in the Disclosure Schedules and the Company Financial Statements. Not less than ninety percent (90%) of the amount of accounts receivable to be reflected in the books and records of the Company as of the Closing Date will be good and collectible in all respects in the ordinary course of business at the aggregate recorded amounts thereof, net of any applicable allowances for doubtful accounts reflected thereon, which allowances will be determined on

a basis consistent with the basis used in determining the allowances for doubtful accounts reflected in the Disclosure Schedules and the Company Financial Statements.

Section 3.22 Tangible Property.

The buildings, facilities, machinery, equipment, furniture, leasehold and other improvements, fixtures, vehicles, structures, any related capitalized items and other tangible property material to the business and operations of the Company and its Subsidiaries (the "**Tangible Property**") are in proper operating condition and repair (normal wear and tear excepted) and are subject to continued repair and replacement in accordance with past practice. During the immediately preceding three years, there has not been any significant interruption of the operations of the Company and its Subsidiaries due specifically to inadequate maintenance of the Tangible Property.

Section 3.23 Environmental Matters; Compliance with Laws.

(a) The Company and its Subsidiaries have obtained all material permits, licenses, registrations, consents and other authorizations that are required with respect to the operation of the business of the Company and its Subsidiaries under any applicable Environmental Law (the "**Environmental Permits**"), and all such Environmental Permits are in full force and effect;

(b) to the Knowledge of the Company, no quantities of Hazardous Substances are being stored at any of the real property leased by the Company and its Subsidiaries (as set forth on Section 3.19(b) of the Disclosure Schedule) except in compliance with applicable Environmental Law and in a manner that would not reasonably be expected to cause the Company or any of its Subsidiaries to incur any Environmental Costs that could result in a Material Adverse Effect;

(c) to the Knowledge of the Company, there are no underground or aboveground storage tanks at, on, or about, under or within any real property owned, operated or controlled in whole or in part by the Company or any of its Subsidiaries;

(d) the Company and its Subsidiaries are now and have, at all times during the immediately preceding three years, been in compliance, in all material respects, with applicable Environmental Laws;

(e) during the immediately preceding three years, neither the Company nor any of its Subsidiaries has received from any Governmental Entity a written request to perform any investigatory or remedial activity or other action in connection with any Environmental Matter, except for requests relating to matters that have been resolved or completed in all material respects. To the Knowledge of the Company, there is no existing basis upon which any such request or requirement is reasonably likely to be issued to the Company.

Section 3.24 No Undisclosed Liabilities.

The Company and its Subsidiaries do not have any liability or obligations of any nature, actual, absolute, accrued, contingent or otherwise, other than the following:

(a) Liabilities accrued for, reserved against, provided for or disclosed in the Company Financial Statements and the notes thereto;

(b) Trade payables and other ordinary course expense accruals arising since the date of the Company Financial Statements and prior to the Closing Date; and

(c) Liabilities set forth in Section 3.24 of the Disclosure Schedules or that have been disclosed in any other Disclosure Schedule, including under any Company Material Contract.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS

Each of the Selling Stockholders, severally and not jointly, shall, by tendering shares of Company Stock or Company Options pursuant to the Offer, represent and warrant to the Purchasers that:

Section 4.1 Authority.

Such Selling Stockholder has all requisite power and authority to tender the shares of Company Stock and Company Options tendered by it pursuant to the Offer and to perform his, her or its obligations under this Agreement and the Applicable Agreements. The consummation by such Selling Stockholder of the transactions contemplated by this Agreement and the Applicable Agreements have been duly authorized by all necessary action and no other proceedings on the part of such Selling Stockholder are necessary to consummate the transactions contemplated hereby and thereby. This Agreement and the Applicable Agreements have been duly acknowledged or executed, as applicable, by such Selling Stockholder and assuming the due authorization, execution and delivery of this Agreement and the Applicable Agreements by the other parties hereto, the obligations of such Selling Stockholder hereunder and thereunder constitute the legal, valid and binding obligations of such Selling Stockholder enforceable against such Selling Stockholder in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

Section 4.2 Title to Company Stock; No Encumbrances.

Such Selling Stockholder has good and marketable title to the shares of Company Stock tendered by him, her or it pursuant to the Offer. Such Selling Stockholder has the full and exclusive right, power and authority to tender such shares of Company Stock, free and clear of all Encumbrances. Upon the acceptance for payment and payment for such shares of Company Stock by Acquisition Sub pursuant to the Offer, Acquisition Sub will acquire good and marketable title thereto, free and clear of all Encumbrances, other than any Encumbrances caused by Acquisition Sub.

Section 4.3 Ownership of Company Options.

Such Selling Stockholder has been granted and currently holds the Company Options tendered by him, her or it pursuant to the Offer, and the dates of grant, number of shares issuable upon exercise of such Company Options and exercise price of such Company Options are as set forth in the letter of transmittal accompanying such Company Options. Such Selling Stockholder owns all of the rights under such Company Options and has not transferred or created an Encumbrance on any interest of such Selling Stockholder in (a) such Company Options, (b) the shares of Company Stock issuable upon exercise of such Company Options or (c) such Selling Stockholder's rights to acquire the shares of Company Stock issuable upon exercse of such Company Options.

Section 4.4 Absence of Litigation.

There is no Proceeding pending, or to the Knowledge of such Selling Stockholder, threatened against, affecting or involving such Selling Stockholder that seeks to prevent or challenge the transactions contemplated hereby, or which seeks to challenge such Selling Stockholder's title to, ownership of or interest in (a) the shares of Company Stock or Company Options tendered by such Selling Stockholder pursuant to the Offer, (b) the shares of Company Stock issuable upon exercise of the Company Options tendered by such Selling Stockholder pursuant to the Offer or (c) such Selling Stockholder's rights to acquire the shares of Company Stock issuable upon exercise of the Company Options tendered by such Selling Stockholder pursuant to the Offer. Such Selling Stockholder is not subject to any continuing Orders, including, without limitation, cease-and-desist or other orders, except for Orders that do not prevent or challenge the transactions contemplated hereby.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

The Purchasers, jointly and severally, hereby represent and warrant to the Company that:

Section 5.1 Organization and Qualification.

The Fund is, and Acquisition Sub, upon its organization pursuant to Section 7.10 hereof, will be, duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, has and will have, as applicable, all requisite power and authority to own, lease and operate its properties and to carry on its business as is now being conducted, and is or will be, as applicable, duly qualified to do business and in good standing in each jurisdiction in which the character of its properties owned or leased or the nature of the business conducted by it makes such qualification necessary, other than where the failure to be so duly qualified and in good standing would not have a change or effect that, individually or when taken together with all such other changes or effects of the same general type, is or is reasonably likely, at the time of such change or effect, to be materially adverse to the assets, financial condition, business, operations or prospects of the Purchasers or to the ability of the Purchasers to consummate the transactions contemplated by this Agreement and the Applicable Agreements.

Section 5.2 Authority.

Each of the Purchasers has all requisite power and authority to execute and deliver this Agreement and the Applicable Agreements, as applicable, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Applicable Agreements, as applicable, by each Purchaser and the consummation by each Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary action and no other proceedings on the part of each Purchaser (other than, in the case of the Fund, notification to the Fund's limited partners calling for funds to complete the transactions contemplated hereby) are necessary, to authorize this Agreement or the Applicable Agreements or to consummate the transactions contemplated hereby or thereby. This Agreement and the Applicable Agreements have been duly executed and delivered by each Purchaser, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and the Applicable Agreements by the other parties thereto, constitute legal, valid and binding obligations of each Purchaser enforceable against such Purchaser in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Applicable Agreements by each Purchaser, as applicable, does not, and the consummation and performance by such Purchaser of this Agreement and the Applicable Agreements and the transactions contemplated hereby and thereby will not, (i) conflict with or violate such Purchaser's organizational documents, (ii) conflict with or violate any Laws applicable to such Purchaser or by which any of its properties or assets is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of such Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Purchaser is a party or by which such Purchaser or any of its properties or assets is bound or affected, except (x) as set forth in Section 5.3 of the Disclosure Schedules and (y) for any such conflicts or violations described in clause (ii) or breaches or defaults described in clause (iii) that would not have a change or effect that, individually or when taken together with all such other changes or effects of the same general type, is or is reasonably likely, at the time of such change or effect, to be materially adverse to the ability of the Purchasers to consummate the transactions contemplated by this Agreement and the Applicable Agreements.

(b) The execution and delivery of this Agreement and the Applicable Agreements by each Purchaser, as applicable, does not, and the consummation and performance by such Purchaser of this Agreement and the Applicable Agreements and the transactions contemplated hereby and thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, (i) any Governmental Entities

(including, without limitation, the Federal Trade Commission and the Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) or (ii) any third Person, except (v) as set forth in Section 5.3 of the Disclosure Schedules, (w) in the case of the Fund, for notification to the Fund's limited partners calling for funds to complete the transactions contemplated hereby, (x) for the requirements of Applicable Securities Laws, (y) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, either individually or in the aggregate, prevent or delay consummation of the transactions contemplated by this Agreement and the Applicable Agreements or be materially adverse to the ability of the Purchasers to consummate the transactions contemplated by this Agreement and the Applicable Agreements, and (z) for any such consents, approvals, authorizations or permits that have been obtained or such filings or notifications that have been made.

Section 5.4 No Broker.

No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement and the Applicable Agreements based upon arrangements made by or on behalf of the Purchasers.

Section 5.5 Absence of Litigation.

Except as set forth in Section 5.5 of the Disclosure Schedules, there is no Proceeding pending, or to the Knowledge of the Purchasers, threatened against, affecting or involving any Purchaser that seeks to prevent or challenge the transactions contemplated hereby, or which seeks to challenge the ability of the Purchasers to complete the transactions contemplated hereby. The Purchasers are not subject to any continuing Orders, including, without limitation, cease-and-desist or other orders, except for Orders that do not prevent or challenge the transactions contemplated hereby.

Section 5.6 Accuracy of Information.

All governmental filings and disclosure documents required by Applicable Securities Laws to be made by Acquisition Sub with respect to the Offer will contain (and will be amended in a timely manner so as to contain) all information which is required to be included therein in accordance with Applicable Securities Laws and none of such filings and documents, at the respective times they are filed with the applicable Governmental Entity or published, sent or given to the holders of Company Stock and Company Options, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is hereby made by the Purchasers with respect to any information supplied by the Company in writing for inclusion in such filings and documents. None of the information supplied or to be supplied in writing by Acquisition Sub for inclusion or incorporation by reference in, or which may be deemed to be incorporated by reference in, any of the Recommendation Documents will, at the respective times the Recommendation Documents are filed with the applicable Governmental Entities or published, sent or given to

the holders of Company Stock and Company Options, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.7 Funds.

The Fund and/or its Affiliates have, and as of the Closing, the payment of the Withholding Amount and the Earn Out Payment, as applicable, will cause Acquisition Sub to have, sufficient liquid cash funds to permit Acquisition Sub to satisfy its obligation to pay for shares of Company Stock and Company Options in the Offer, the Withholding Amount and any Earn Out Payment.

ARTICLE VI
CERTAIN COVENANTS OF THE COMPANY

Section 6.1 Pre-Closing Operation of the Company's Business.

(a) The Company hereby covenants and agrees that, between the date hereof and the Closing, except as set forth in Section 6.1 of the Disclosure Schedules and unless otherwise expressly contemplated by this Agreement or the Related Agreements or consented to in writing by the Fund (such consent or non-consent not to be unreasonably delayed), the Company will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to:

(i) operate its business only in the usual and ordinary course consistent with past practices;

(ii) preserve intact its business organizations and goodwill, maintain its rights and franchises, retain the services of its officers and employees, and maintain satisfactory relationships with its customers and suppliers and other third Persons having business relationships with the Company and its Subsidiaries in the ordinary course of business consistent with past practice;

(iii) maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted;

(iv) deliver to the Fund within two days of being finally prepared each set of fiscal year 2004 interim monthly consolidated financial statements of the Company (collectively, the "**Company Interim Financial Statements**") prepared in a manner consistent with past Company unaudited interim consolidated financial statements supplied to the Fund.

(b) Except as set forth in Section 6.1 of the Disclosure Schedules and as expressly contemplated by this Agreement (including the Disclosure Schedules and Section 6.4 hereof) or the Related Agreements or otherwise consented to in writing by the Fund (such consent or non-consent not to be unreasonably delayed), from the date of this Agreement until the Closing, the Company will not (unless required by applicable Law or

the regulations or requirements of a regulatory organization applicable to the Company or its Subsidiaries), nor shall it permit any of its Subsidiaries to, do any of the following:

(i) except to the extent required by contractual obligations or legally enforceable and binding obligations under corporate policies in existence on the date hereof, (A) increase the compensation payable to, or to become payable to, any (x) director of the Company or Management Holder, or (y) consultant or other employee of the Company or any of its Subsidiaries, except in the case of this subclause (y) for increases in salary or wages payable, or to become payable, in the ordinary course of business and consistent with past practice (in amount and form); (B) grant any severance, termination, or other payment arising as the result of termination of employment (whether such termination was before or after the date of this Agreement), excluding any amounts (including accrued vacation pay) accrued as a result of actual service prior to the date of termination, to, or enter into any employment or severance agreement with, any director or officer; (C) establish, adopt, enter into, terminate or amend (1) any employee benefit plan or arrangement except as may be required by applicable law, (2) any employment, severance or consulting contract or arrangement, or (3) any employee benefit or special compensation; (D) grant any stock options or other rights to purchase shares of the capital stock of the Company or any of its Subsidiaries; (E) by any manner or means increase the fringe benefits of, or forgive any loans or indebtedness of, any employee, officer or director of the Company or any of its Subsidiaries, or contribute to or otherwise fund or secure the benefits provided thereto; (F) pay any bonuses, whether or not accrued, to any director, officer, consultant or employee (except for normal year-end bonuses in the ordinary course of business and consistent with past practice (in amount and form)); or (G) enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

(ii) declare, set aside or pay any dividend on, or make any other distribution or payment (whether in cash, stock or property) in respect of, outstanding shares of capital stock;

(iii) (A) redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or any such securities or obligations (except for repurchases of shares of capital stock of the Company from employees of the Company whose employment with the Company has terminated); (B) effect any reorganization or recapitalization; or (C) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(iv) (A) except as required pursuant to the exercise of options or warrants previously issued to Persons, issue, deliver, award, pledge, grant or sell, or authorize or propose or enter into any contract, understanding, agreement or arrangement with respect to the issuance, delivery, award, grant or sale (including the grant of any security interests, liens, claims, pledges, limitations in voting rights, charges or other Encumbrances) of, any shares of any class of its capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares; (B) amend or otherwise

modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof; or (C) except for the transactions contemplated hereby, enter into any arrangement, understanding or contract with respect to the purchase or voting of shares of its capital stock;

(v) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner or means, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person (other than the purchase of assets from suppliers or vendors in the ordinary course of business and consistent with past practice (in amount and form));

(vi) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its assets, except in the ordinary course of business and consistent with past practice (in amount and form);

(vii) voluntarily release any third party from its obligations under any existing standstill or confidentiality agreement;

(viii) propose or adopt any amendments to any of its Organizational Documents;

(ix) change any of its methods of accounting (including, without limitation, changes in depreciation or amortization policies) in effect at December 31, 2003;

(x) except for intercompany loans, (A) incur or assume any indebtedness for borrowed money or guarantee any such indebtedness, or guarantee, endorse or otherwise become responsible for the obligations of third parties (other than check-clearing endorsements made in the ordinary course of business), whether or not evidenced by a note, bond, debenture, guarantee or similar instrument (other than borrowings in the ordinary course of business, consistent with past practice), (B) prepay any indebtedness, (C) make any loans, advances or capital contributions to, or investments in, any other Person (other than to Subsidiaries), (D) issue or sell any debt securities, or (E) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice (in form and amount), of liabilities reflected or reserved against in the Company Financial Statements;

(xi) take any action or fail to take any action which could reasonably be expected to have a Material Adverse Effect prior to or after the Closing, or that could reasonably be expected to adversely affect the ability of the Company prior to the Closing to obtain consents of third parties or approvals of Governmental Entities required to consummate the transactions contemplated by this Agreement and the Related Agreements;

(xii) enter into any material contracts, agreements or arrangements with any Affiliate of the Company or any of its Subsidiaries, or any director, officer or employee of the Company or any of its Subsidiaries (except for material contracts,

agreements, or arrangements required by or expressly contemplated by this Agreement or the Related Agreements);

(xiii) take any action or omit to take any action, the effect of which would reasonably be expected to cause any of the representations and warranties contained in ARTICLE III hereof to be inaccurate as of the Closing or any time prior thereto, except as to representations and warranties made as of a specific date;

(xiv) fail to perform in all material respects its obligations under all Company Material Contracts (except those being contested in good faith); or

(xv) authorize any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Section 6.2 Access and Information.

Subject to Section 7.3 hereof and applicable Law, from the date of this Agreement until the Closing, the Company shall, and shall cause its and its Subsidiaries' officers, directors, employees and agents, to, (i) afford to the Purchasers and their officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the "**Purchaser Representatives**") reasonable access (at reasonable times during normal business hours, upon reasonable advance notice to the Company's general counsel and subject to such other reasonable terms and conditions as may be determined by the Company consistent with recent past practice with the Purchasers) to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries, and to the books and records (including, without limitation, tax returns and work papers of the Company's accountants) and material contracts, customers and vendors thereof and (ii) furnish promptly to the Purchasers and the Purchaser Representatives all information concerning the business, properties, contracts, records and personnel (provided, however, that all personnel records shall be kept confidential to the extent required by Law) of the Company and its Subsidiaries (including, without limitation, financial, operating, technical and other data and information) as may be reasonably requested, from time to time, by the Purchasers or any Purchaser Representative. Subject to Section 7.3 hereof, the Purchasers and the Purchaser Representatives shall have the right to make copies of all such records, files and other materials as may be requested by them and reasonably agreed to by the Company. The Company shall reasonably promptly advise the Purchasers in writing of any change in material terms of any Company Material Contract (including, without limitation, any contracts with Significant Relationships).

Section 6.3 Competing Transactions.

Prior to the termination of this Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of the officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative of the Company or any of its Subsidiaries to, initiate, solicit, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into discussions or negotiate with

any Person or entity in furtherance of any such Competing Transaction (regardless of the Person or party initiating contact), or agree to any Competing Transaction, and the Company shall promptly notify the Purchaser of all relevant terms of any such inquiries and proposals received by the Company or by any such officer, director, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or proposal is in writing, the Company shall deliver or cause to be delivered to the Purchaser a copy of such inquiry or proposal. For purposes of this Agreement, **"Competing Transaction"** shall mean any of the following involving the Company: (i) any merger, consolidation, share exchange, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of the Company in a single transaction or series of transactions; (iii) any acquisition of more than ten percent (10%) of the capital stock of the Company outstanding as of the date of such acquisition; or (iv) any other material equity investment in the Company.

Section 6.4 **Return of Capital and Dividend Payment to Holders of Series A Preferred Stock.**

Concurrently with or prior to Acquisition Sub's acceptance for payment of shares of Company Stock and Company Options in the Offer, the Company shall pay to the holders of Series A Preferred Stock: (i) the return of capital required by the Organizational Documents and the Existing Capitalization Documents of the Company, in an aggregate amount of approximately $4,125,963 and (ii) all accrued and unpaid dividends payable pursuant to the Organizational Documents and the Existing Capitalization Documents of the Company, in an aggregate amount of approximately $3,621,790 (assuming the Closing takes place on December 31, 2004). The parties acknowledge that the accrued and unpaid dividend amount changes daily and will be adjusted pursuant to the terms of the Series A Preferred Stock if the Closing occurs either before or after December 31, 2004.

ARTICLE VII
ADDITIONAL AGREEMENTS OF THE PARTIES; OFFSET AND INDEMNIFICATION

Section 7.1 **Commercially Reasonable Efforts; Consents; Filings.**

(a) Subject to the terms and conditions of this Agreement, the Company and the Purchasers shall use their respective commercially reasonable efforts to (i) take as promptly as practicable, or cause to be taken, all appropriate action, and to do as promptly as practicable, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Related Agreements; (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Purchasers or the Company or to avoid any action or proceeding by any Governmental Entity (including in connection with the HSR Act) in connection with the authorization, execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, including, without limitation, the Offer and the Exchange; (iii) make all necessary filings, and thereafter make any other required submissions, notifications and filings with

respect to this Agreement, the Related Agreements, the Offer and the Exchange; provided, however, that the Purchasers and the Company shall cooperate with each other in connection with the preparation and making of all such filings, including, without limitation, providing copies of all such documents to the non-filing party and its advisors prior to any filing and, if requested, to accept all reasonable additions, deletions or changes suggested by the non-filing party in connection therewith; and (iv) remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement and the Related Agreements for the purpose of securing to the parties hereto and thereto all benefits contemplated by this Agreement and the Related Agreements. Without limiting the generality of the foregoing, the Company and Acquisition Sub shall, promptly after the execution of this Agreement but no later than 10 business days from the date hereof, prepare and file the notifications required under applicable antitrust Laws (including the HSR Act) in connection with the Offer, the Exchange and the other transactions contemplated by this Agreement and the Related Agreements. Notwithstanding the foregoing, the Company shall use its best efforts to cause the minimum condition set forth in Section 8.1(a) hereof to be satisfied prior to the first scheduled expiration date of the Offer; provided that nothing contained herein shall prevent the board of managing directors of the Company from changing the Company Board Recommendation as required by Law.

(b) The Company and Acquisition Sub shall respond as promptly as practicable to any inquiries or requests received from any antitrust authority or other Governmental Entity in connection with antitrust or related matters. Each of the Company and Acquisition Sub shall (A) give the other party prompt notice of the commencement or threat of commencement of any Proceeding by or before any Governmental Entity with respect to the Offer, the Exchange or any of the other transactions contemplated by this Agreement and the Related Agreements, (B) keep the other party informed as to the status of any such Proceeding or threat, and (C) promptly inform the other party of any communication to or from any Governmental Entity regarding the Offer, the Exchange or any of the other transactions contemplated by this Agreement and the Related Agreements and (D) use its commercially reasonable efforts to cooperate and oppose any preliminary injunction sought by any Governmental Entity preventing the consummation of the transactions contemplated by this Agreement and the Related Agreements.

(c) Each of the Company and the Purchasers shall give any notices to third Persons, and use its commercially reasonable efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement and the Related Agreements, (ii) disclosed or required to be disclosed in the Disclosure Schedules, (iii) otherwise required under any contracts, licenses, leases or other agreements in connection with the consummation of the transactions contemplated herein, or (iv) required to prevent a change or effect that, individually or when taken together with all such other changes or effects of the same general type, is or is reasonably likely, at the time of such change or effect, to be materially adverse to the assets, financial condition, business, operations or prospects of the Company or the Purchasers, as applicable, or to the ability of the Company or the Purchasers, as applicable, to consummate the transactions contemplated by this Agreement and the Related Agreements from occurring prior to or after the Closing.

(d) Notwithstanding any provision to the contrary in this Agreement, (i) the Purchasers and their Affiliates shall not be required to divest or hold separate or otherwise take or commit to take any action that limits their freedom of action with respect to, or their ability to retain, the Company or any of it Subsidiaries or any of the businesses, product lines or assets of the Company or any of its Subsidiaries, unless such actions would not, individually or in the aggregate, reasonably be expected to materially impair the benefits sought to be derived by the Purchasers from the transactions contemplated by this Agreement and the Related Agreements, or be materially adverse to the Purchasers, and (ii) the Company shall not, without the Fund's prior written consent, take or agree to take any such action.

Section 7.2 Notification of Certain Matters.

Each party shall give prompt notice to the others of (i) the occurrence or failure to occur of any event, which occurrence or failure would be likely to cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Closing, and (ii) any material failure of such party, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Section 7.3 Confidentiality; Public Announcement.

Each of the parties hereto (a "**Recipient**") shall insure that all Confidential Information (as herein defined) of the other party supplied to the Recipient by such party, or by any of its officers, directors, employees, counsel, agents, investment bankers, accountants or other representatives (collectively, a "**Disclosing Party**"), is subject to the terms of the Confidentiality Agreement (which shall terminate only upon the Closing) and shall not be published or disclosed to any other Person or entity at any time prior to the Closing or used by the Recipient at any time prior to the Closing for any purpose other than the consummation of the transactions contemplated by this Agreement and the Related Agreements (which, for the avoidance of doubt, includes notification to the Fund's limited partners calling for funds to complete the transactions contemplated by this Agreement); provided, that the restrictions of this sentence shall not apply to any disclosure required by Law or governmental process, or necessary or appropriate in connection with the enforcement of this Agreement and the Related Agreements, or to the extent that any such Confidential Information otherwise becomes publicly available without the breach of this provision by the Recipient. "**Confidential Information**" includes all proprietary information and other non public information of a Disclosing Party (including all information furnished by the Company pursuant to Section 1.2(c) hereof) as well as all information concerning the existence and terms and conditions of this Agreement and the Related Agreements. Each of the parties agrees that no public announcement of the existence or the terms and conditions of this Agreement and the Related Agreements will be made except with the mutual agreement of the Purchasers and the Company.

Section 7.4 Management Bonuses.

In connection with the Closing, the Company shall reserve Two Million One Hundred Three Thousand Five Hundred Eighty-Seven Dollars ($2,103,587) for the payment

bonuses to the members of the management team of the Company set forth in Section 7.4 of the Disclosure Schedules (each, a "**Bonus Recipient**"). On the Closing Date, the Company shall pay to each Bonus Recipient a bonus equal to fifty percent (50%) of the amount (the "**Bonus Amount**") set forth next to such Bonus Recipient's name in Section 7.4 of the Disclosure Schedules. On the first anniversary of the Closing Date, the Company shall pay to each Bonus Recipient the remaining portion of such Bonus Recipient's respective Bonus Amount; provided, that such Bonus Recipient remains employed by the Company on such date or, if no longer employed by the Company on such date, such employment was terminated by the Company for any reason other than Cause (as defined in the Security Holders Agreement), including by the Bonus Recipient for Good Reason (as defined in the Security Holders Agreement).

Section 7.5 Acceleration of Vesting of Certain Company Options.

The Company shall cause the vesting of all Company Options held by the Management Holders to be accelerated in full concurrently with, and contingent upon, the consummation of the Offer.

Section 7.6 Funds for Future Payment; Liability.

The Fund and/or its Affiliates agree to reserve sufficient funds to pay any remaining Withholding Amount and any Earn Out Payment that may become payable to the Selling Stockholders under this Agreement. The Fund further agrees that it and Acquisition Sub are jointly and severally liable for any obligation of Acquisition Sub pursuant to this Agreement, including any obligation to make any payment to the Selling Stockholders.

Section 7.7 Insurance; Director Indemnification.

In its sole discretion, the Company may secure a six year directors and officers run-off insurance policy; provided, that all premiums for such a policy shall be paid by the Company prior to the Closing and such premium may be equal to up to 150% of the current annual premium. Subject to applicable Law, following the Closing, Acquisition Sub agrees that it will cause the Company to indemnify and hold harmless each present and former managing director of the Company for not less than six years to the same extent such managing director is indemnified by the Company as of the date of this Agreement pursuant to the Company's Organizational Documents and such managing director's Indemnity Agreement with the Company for acts or omissions occurring prior to the Closing.

Section 7.8 Lodestar Proceedings Against the Company.

Whether or not the Closing occurs, the Fund agrees that it shall reimburse the Company for expenses or settlement costs, if any, paid by the Company related to its defense of any Proceeding instituted by Lodestar Corporation or any of its subsidiaries or affiliates against the Company that challenges the consummation of the transactions contemplated by this Agreement and the Related Agreements. The Fund further agrees that if the Offer is not consummated due to the conditions in Section 8.1(b) (with respect only to a failure to satisfy such condition due to a breach of Section 3.9 hereof), Section 8.1(d) or Section 8.1(f) not being satisfied as a result of such a Proceeding, then notwithstanding anything in Section 10.11 to the contrary, the Fund shall reimburse the Company for its

reasonable documented out-of-pocket fees and expenses incurred in connection with the transactions contemplated by this Agreement and the Related Agreements, up to a maximum of $400,000 in the aggregate.

Section 7.9 Offset and Indemnification.

(a) Offset.

(i) Each of the Selling Stockholders, by tendering shares of Company Stock or Company Options pursuant to the Offer, acknowledges that the Purchasers, on behalf of themselves and each of their Subsidiaries and Affiliates and their respective officers, directors, managers, employees, agents, representatives, advisors, stockholders and partners, and the MacDonald Family Trust dated March 8, 1995 (collectively, the "**Covered Parties**"), shall be entitled to offset against the Withholding Amount and the Earn Out Payment an amount equal to any and all losses, claims, liabilities, expenses (including, without limitation, reasonable fees and disbursements of counsel) or other damages caused by or arising out of (i) any breach of any representation or warranty of the Company contained in ARTICLE III of this Agreement, (ii) any breach of any agreement of the Company contained in this Agreement, (iii) any unpaid Tax incurred with respect to any period prior to the Closing, (iv) except for obligations to make payments pursuant to Section 1.3, Section 1.5 and Section 7.4 hereof, any liabilities of any kind or any nature to any holder of Company Stock, Company Options or any capital stock or options to purchase capital stock of any of the Company's Subsidiaries; (v) any obligations or claims caused by or arising under, whether before or after the Closing, the Organizational Documents of the Company or any of its Subsidiaries or the Existing Capitalization Documents (in both cases, as such documents exist as of the Closing, after giving effect to the transactions and actions contemplated hereby and by the Related Agreements); (vi) any Proceeding arising out of events occurring prior to the Closing; and (vii) any obligations or liabilities of any kind or any nature arising out of the Company's current project with Northern Ireland Electricity (including, but not limited to, the Letter of Credit No. (TBD) Contract No. 230780 and the Letter of Credit No. (TBD) Contract No. 203781), but excluding any ordinary course business expenses arising under the underlying contract (except, in the cases of the foregoing clause (iii), to the extent specifically reserved for in the most recently delivered Company Interim Financial Statements, and, in the case of the foregoing clauses (iv), (v) and (vi), to the extent specifically reserved for in the most recently delivered Company Interim Financial Statements and identified in Section 7.9(a) of the Disclosure Schedules as an item relating to clauses (iv), (v) or (vi) or specifically referenced in the applicable Section of the Disclosure Schedules) (collectively, "**Company Related Losses**"). With respect to clause (iii), a Tax incurred with respect to any period prior to the Closing shall include (x) Taxes for taxable periods ending on or before the Closing Date and (y) in the case of Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date (A) in the case of property Taxes, ad valorem Taxes or other Taxes based on the value of property, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period and (B) in the case of any other Taxes, Taxes owed on or before the Closing Date based on a closing of the books of the Company or its Subsidiaries, as the case may be, as of the close of business on the Closing Date.

(ii) As of December 31, 2004, and based on the Company's audited financial statements for the period ending on December 31, 2004 (the "**Audit**"), the Company will (i) be free of all debt and other liabilities (contingent or otherwise), other than current accrued payables and accrued liabilities reflected on the consolidated balance sheet contained in the Audit and incurred in the ordinary course of business consistent with reasonable business practices; (ii) have unencumbered cash balances of not less than $55,000,000 ("**Target Cash**"); and (iii) have a tangible net worth of not less than $50,500,000 ("**Target Tangible Net Worth**"). Prior to June 30, 2006, Acquisition Sub shall deliver to the Representative a notice (the "**Audit Notice**") setting forth (A) the amount of debt and other liabilities (contingent or otherwise), if any, other than current accrued payables and accrued liabilities reflected on the consolidated balance sheet contained in the Audit and incurred in the ordinary course of business consistent with reasonable business practices ("**Year End Debt**"); (B) the unencumbered cash balances of the Company ("**Year End Cash**"); and (C) the tangible net worth of the Company, in each case as of December 31, 2004 ("**Year End Tangible Net Worth**"); provided that Year End Cash and Year End Tangible Net Worth shall each be calculated as set forth in Schedule 7.9(a)(ii). Each of the Selling Stockholders, by tendering shares of Company Stock or Company Options pursuant to the Offer, acknowledges that the Purchasers shall be entitled to offset against the sum of the Withholding Amount and the Earn Out Payment an amount equal to (x) the Year End Debt, *plus* (y) the amount, if any, by which Target Cash exceeds Year End Cash, *plus* (z) the amount, if any, by which Target Tangible Net Worth exceeds Year End Tangible Net Worth ("**Valuation Losses**"); provided that if the Purchasers are entitled to offset pursuant to clause (x) above and the cause of such right to offset also causes a Valuation Loss under (y) or (z) above, the Purchasers shall only be entitled to offset such amount once. Reference is hereby made to Section 1.5(d) hereof. The Representative shall have the right to discuss the Audit and the Audit Notice with the Company and the Company's accountants and shall have reasonable access to the work papers of such accountants.

(b) Indemnification. Each of the Selling Stockholders, severally and not jointly, shall further agree by means of the Agreement to Tender or the Letter of Transmittal, as applicable, to indemnify and hold harmless the Covered Parties from and against any and all losses, claims, liabilities, expenses (including, without limitation, reasonable fees and disbursements of counsel) or other damages caused by or arising out of any breach of any representation or warranty of such Selling Stockholder contained in ARTICLE IV of this Agreement (collectively, "**Stockholder Related Losses**" and collectively with Company Related Losses, "**Losses**").

(c) Limitations. Claims for offset pursuant to Section 7.9(a) hereof for Company Related Losses and Valuation Losses shall be satisfied (i) first, by recourse to the Withholding Amount withheld pursuant to Section 1.4 hereof and (ii) second, by recourse to any Earn Out Payment payable pursuant to Section 1.5 hereof (through an appropriate reduction in any Earn Out Per Share); provided, that the aggregate offset and recovery by the Covered Parties under this Section 7.9 for Company Related Losses and Valuation Losses shall not exceed the sum of the Withholding Amount and the Earn Out Payment. Claims for indemnification pursuant to Section 7.9(b) hereof for Stockholder Related Losses incurred with respect to any of the several Selling Stockholders may be satisfied, at the Purchasers' option, (A) by recourse to that portion of the Withholding Amount allocable to such Selling Stockholder pursuant to Section 1.4 hereof, (B) by recourse to that portion

of any Earn Out Payment payable to such Selling Stockholder pursuant to Section 1.5 hereof and (C) by recourse directly against such Selling Stockholder; provided, that the aggregate recovery by the Covered Parties under this Section 7.9 for Stockholder Related Losses incurred with respect to any of the several Selling Stockholders shall not exceed the aggregate amount payable to such Selling Stockholder pursuant to Section 1.3 hereof.

(d) Offset Threshold. The Covered Parties shall not be entitled to offset for Company Related Losses under this Section 7.9 until the aggregate amount of all Company Related Losses against which the Covered Parties are entitled to offset exceeds $500,000 (the "**Offset Threshold**"), following which the Covered Parties shall be entitled to offset all such Company Related Losses, including the first $500,000. Notwithstanding the foregoing sentence, all Company Related Losses incurred as a result of any breach or any claim from a third party arising directly or indirectly with respect to or in connection with the matters referred to in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5(a)(i), Section 3.13 and Section 3.14 hereof will be neither subject to nor counted against the Offset Threshold.

(e) Damages. Company Related Losses recoverable pursuant to this Section 7.9 shall not include punitive or consequential damages; provided, that the foregoing shall not prevent or restrict the Covered Parties from recovering for the diminution in value of their investment in the Company, to the extent that such remedy is available pursuant to applicable principles of contract law. Valuation Losses recoverable pursuant to this Section 7.9 shall be calculated as described above and Purchasers acknowledge that they shall have no right to recover any other damages with respect thereto (whether punitive, consequential, diminution in value or otherwise), other than reasonable out-of-pocket fees and expenses incurred in connection with recovering such Valuation Losses.

(f) Survival of Claims. Claims for offset or indemnification for Losses resulting from breaches of representations and warranties may only be asserted during the period of survival (if any) of such representations and warranties under Section 10.1 hereof. All other Claims for offset of Company Related Losses may only be asserted prior to June 30, 2006. Claims for Valuation Losses may only be asserted pursuant to the Audit Notice.

(g) Representative. Each of the parties hereto and the Selling Stockholders will agree that Israelstam shall act as the representative of the Selling Stockholders and as the attorney-in-fact and agent for and on behalf of the Selling Stockholders (the "**Representative**"), and consents to the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by him under this Agreement and all Applicable Agreements, including, without limitation, the exercise of the power to (i) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, any Claims with respect to Company Related Losses, (ii) arbitrate, resolve, settle or compromise any Claim with respect to Company Related Losses, (iii) vote such Selling Stockholders' shares of Company Stock as provided in the Agreement to Tender or Offer Documents, as applicable, (iv) negotiate the form, terms and provisions of, and to approve, execute and deliver, any amendments or waivers to the Existing Capitalization Documents of the Company as provided in the Agreement to Tender or the Offer Documents, as applicable, and (v) take all actions necessary in the

judgment of the Representative for the accomplishment of the foregoing. The Representative will have authority and power to act on behalf of the Selling Stockholders with respect to the disposition, settlement or other handling of all Claims and all rights or obligations arising under this Section 7.9 related to any Claims with respect to Company Related Losses, and the Company and the Selling Stockholders will be bound by all actions taken and documents executed by the Representative in connection with Claims with respect to Company Related Losses and in performing the functions specified in this Section 7.9. The Representative shall have complete and sole discretion in determining how to proceed with respect to any Claim involving Company Related Losses, including determining whether to (i) contest a Claim, (ii) solicit advice from any other Selling Stockholders or (iii) solicit funding from any other Selling Stockholders; provided, that the Representative shall have no obligation to do any of the foregoing. The parties hereby acknowledge and agree that while acting as the Representative and in performing the functions specified in this Section 7.9, the Representative will have no liability whatsoever to the Company, the Purchasers or any current or former stockholder of the Company. If the then existing Representative ceases to act as the Representative for any reason, then (x) in the case of the then existing Representative's resignation as the Representative, such Representative shall appoint a successor Representative within thirty (30) days of such resignation, provided that if no successor Representative is appointed within such time period, the Company shall appoint in good faith a successor Representative from among the Selling Stockholders who are not Management Holders and (ii) in the case of the then existing Representative's death or incapacitation, the Company shall appoint in good faith a successor Representative from among the Selling Stockholders who are not Management Holders.

(h) Claims Procedures.

(i) Claims. Any claim for offset for Company Related Losses or Valuation Losses (a "**Company Claim**") incurred under this Section 7.9 may only be made by written notice delivered by Acquisition Sub to the Representative and any claim for indemnification for Stockholder Related Losses incurred under this Section 7.9 (a "Stockholder Claim" and collectively with a Company Claim, a "**Claim**") may only be made by written notice delivered by Acquisition Sub to the applicable Selling Stockholder (in any case, a "**Notice of Claim**"), promptly after Acquisition Sub becomes aware of the existence of any potential claim by a Covered Party for offset or indemnity under this Section 7.9 arising from or relating to (A) Losses suffered by the Covered Parties as described in Section 7.9(a) or Section 7.9(a)(ii) hereof or (B) the assertion by a third party against a Covered Party of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding (a "**Third-Party Claim**") that is based upon, or includes assertions that would, if true, constitute Losses suffered by the Covered Party as described in Section 7.9(a) or Section 7.9(a)(ii) hereof. No delay on the part of Acquisition Sub in giving the Representative or a Selling Stockholder, as applicable, a Notice of Claim will relieve a Selling Stockholder from any of its obligations under this Section 7.9 except to the extent that such Selling Stockholder is prejudiced thereby. A Notice of Claim shall contain Acquisition Sub's good faith estimate of the reasonably foreseeable amount of the alleged Losses arising from such Claim, and a brief description, in reasonable detail of the facts, circumstances or events giving rise to the alleged Losses based on Acquisition Sub's good

faith belief thereof, including, with respect to a Third-Party Claim, the identity and address of any third-party claimant and copies of any formal demand or complaint.

(ii) Defense of Third-Party Claims. Acquisition Sub, on behalf of the Covered Parties, shall have the right to conduct and control, through counsel of its choosing (and reasonably satisfactory to the Representative), the defense, compromise or settlement of any Third-Party Claim, and in any such case the Representative shall cooperate in connection therewith and shall furnish such records, information and testimony as may be reasonably requested by Acquisition Sub in connection therewith; provided, that (A) the Representative may participate, through counsel chosen by it and at its own expense, in the defense of any such Third-Party Claim as to which Acquisition Sub has so elected to conduct and control the defense thereof; and (B) Acquisition Sub shall not, without the written consent of the Representative (which written consent shall not be unreasonably withheld or delayed), pay, compromise or settle any such Third-Party Claim if such consent shall not be given within 30 days of the making of the request therefor by Acquisition Sub, Acquisition Sub may pay, compromise or settle the Third-Party Claim and such amounts shall be subject to the Selling Stockholders indemnification hereunder to the Covered Parties, subject further to the Representative's right to contest any such indemnification liability at any time prior to September 30, 2006 pursuant to Section 7.9(h)(iii) hereof. Notwithstanding anything in this Agreement to the contrary, Acquisition Sub, on behalf of the Covered Parties, shall have the right to pay, settle or compromise any such Third-Party Claim, and be indemnified by the Selling Stockholders therefor, without such consent if such Third-Party Claim involves an ongoing material business relationship of the Company or any Subsidiary, unless the terms of such payment, settlement or compromise are commercially unreasonable (provided that if Acquisition Sub does pay, settle or compromise any such Third-Party Claim, the Representative shall have the right to contest such Third-Party Claim pursuant to Section 7.9(h)(iii) hereof).

(iii) Resolution of Notice of Claim. Any Notice of Claim received by the Representative pursuant to Section 7.9(h)(i) hereof will be resolved as follows:

(A) Uncontested Claims. In the event that, prior to June 30, 2006, a Notice of Claim with respect to a Company Related Loss or a Valuation Loss containing a statement of the claimed Losses is received by the Representative or a Notice of Claim with respect to a Stockholder Related Loss is received by the applicable Selling Stockholder, and the Representative or the Selling Stockholder, as applicable, does not contest such Notice of Claim in writing to Acquisition Sub as provided in Section 7.9(h)(iii)(B) hereof prior to September 30, 2006, the Representative or the Selling Stockholder, as applicable, will be conclusively deemed to have consented, on behalf of all Selling Stockholders (or such Selling Stockholder, as applicable), to the recovery by the Covered Parties by means of offset from the Withholding Amount and the Earn Out Payment (or indemnification from the Selling Stockholder, as applicable) of the full amount of the Losses specified in the Notice of Claim in accordance with this Section 7.9.

(B) Contested Claims. In the event that the Selling Stockholder gives a Purchaser written notice contesting all or any portion of a

Notice of Claim regarding Stockholder Related Losses (a "**Selling Stockholder Contested Claim**") prior to September 30, 2006, then such Selling Stockholder Contested Claim will be resolved by either (A) a written settlement agreement executed by Acquisition Sub and the Selling Stockholder, or (B) in the absence of such a written settlement agreement, by judicial proceedings in the forum specified in Section 10.13 hereof. In the event that the Representative gives the Purchaser written notice contesting all or any portion of a Notice of Claim (with respect to Third Party Claims or otherwise) regarding Company Related Losses or Valuation Losses (a "**Company Contested Claim**") prior to September 30, 2006, then such Company Contested Claim will be resolved by either (A) a written settlement agreement executed by Acquisition Sub and the Representative, or (B) in the absence of such a written settlement agreement, by judicial proceedings in the forum specified in Section 10.13 hereof. If the Representative elects in his sole discretion to contest a Claim (with respect to Third Party Claims or otherwise) prior to such period, the Representative shall be entitled, in his sole discretion with no liability whatsoever to the Company, the Purchasers or any current or former stockholder of the Company to make use of the Escrow Amount, or any portion thereof, to contest, settle, defend or otherwise handle (in his sole discretion) the Company Contested Claims (whether such amount is used for travel expenses, attorney's fees, advisor fees or otherwise in connection with settling or defending such Company Contested Claim). For the avoidance of doubt, the Representative shall be entitled, in his sole discretion, to contest any Claim at any time prior to September 30, 2006. In the event that, as of June 30, 2006, the Selling Stockholders are entitled to a payment pursuant to Section 1.4 hereof, the Representative shall be entitled, in his sole discretion with no liability whatsoever to the Company, the Purchasers or any current or former stockholder of the Company to cause the Purchasers to pay such amount into the escrow account referred to in Section 1.4 and to make use of the amount of such payment, or any portion thereof, to contest, settle, defend or otherwise handle (in his sole discretion) the Company Contested Claims (whether such amount is used for travel expenses, attorney's fees, advisor fees or otherwise in connection with settling or defending such Company Contested Claim).

Section 7.10 Acquisition Sub.

No later than 15 days after the date hereof, the Fund shall duly organize Acquisition Sub, shall cause Acquisition Sub to execute a joinder to this Agreement and shall cause it to perform its obligations under this Agreement.

ARTICLE VIII
CLOSING CONDITIONS

Section 8.1 Conditions to the Offer.

Notwithstanding any other provision of the Offer, Acquisition Sub shall not be required to accept for payment or, subject to Applicable Securities Laws, pay for, and may

delay the acceptance for payment of or, subject to Applicable Securities Laws, the payment for, any tendered shares of Company Stock or Company Options, and may amend the Offer consistent with the terms of this Agreement or terminate the Offer and not accept for payment any tendered shares of Company Stock or Company Options, unless each of the following conditions has been satisfied or waived by the Fund in writing:

(a) Minimum Condition. There shall have been validly tendered (and not withdrawn) pursuant to the Offer (i) all of the outstanding shares of Series A Preferred Stock; (ii) more than sixty-seven percent (67%) of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock considered together as a class; (iii) more than seventy-five percent (75%) of all outstanding shares of Company Stock; and (iv) a sufficient number of shares of Company Stock and Company Options such that there would be no more than thirty (30) individuals and entities holding Company Stock and Company Options (excluding Acquisition Sub and the Management Holders) immediately following consummation of the Offer.

(b) Representations and Warranties. Each of the representations and warranties of the Company and the Selling Stockholders contained in this Agreement shall be true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be deemed made without giving effect to such standard, so that it is only qualified by materiality once rather than twice) when made and as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date shall remain true and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be deemed made without giving effect to such standard, so that it is only qualified by materiality once rather than twice) as of such date. With respect to the representations and warranties of the Company, the Purchasers shall have received a certificate of the President or Chief Financial Officer of the Company, as of the Closing Date, to such effect.

(c) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Purchaser shall have received a certificate of the President or the Chief Financial Officer of the Company, as of the Closing Date, to that effect.

(d) No Order. No Governmental Entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order or other Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits the consummation of the Offer, the Exchange or any other transactions contemplated by this Agreement and the Related Agreements; provided, however, that the parties shall use their commercially reasonable efforts to have any such Order vacated as promptly as practicable.

(e) Government Consents. All consents, waivers, approvals and authorizations required to be obtained and all filings or notices required to be made by the Purchasers and the Company prior to consummation of the transactions contemplated in

this Agreement and the Related Agreements shall have been obtained from and made with all required Governmental Entities, and any waiting period under any applicable antitrust Law or regulation (including the HSR Act) shall have expired or been terminated.

(f) No Challenge. There shall not be pending or threatened any Proceeding by any Governmental Entity or any pending Proceeding by any third party (where the Purchasers determine in good faith that such third party has a reasonable likelihood of success) (i) challenging or seeking damages in connection with the Offer, the Exchange or any of the other transactions contemplated herein or (ii) seeking to restrain or prohibit the consummation of the Offer, the Exchange or any of the other transactions contemplated herein.

(g) No Company Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred, nor shall any event or circumstance have occurred that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect.

(h) Contractual Consents. The Company shall have obtained at or prior to the Closing all consents or approvals required for the consummation of the transactions contemplated by this Agreement and the Related Agreements from any other party to any of the contracts leases, license agreements or other agreements or instruments or understandings listed in Section 8.1(h) of the Disclosure Schedules without the payment of any material amounts or any change in any of the terms of any such contracts, leases, license agreements or other agreements or instruments or understandings.

(i) Amendments to Existing Capitalization Documents. The provisions of the Existing Capitalization Documents of the Company shall have been amended or waived as provided in the Agreement to Tender and the Letter of Transmittal and other Offer Documents.

(j) Conversion of Preferred Stock. The requisite holders of Series A Preferred Stock and Series B Preferred Stock shall have approved the conversion of all outstanding shares of such stock into shares of the applicable series of Common Stock (the "**Conversion**") in accordance with the requirements of applicable Law and the Existing Capitalization Documents and Organizational Documents of the Company, such that the Conversion shall occur immediately following Acquisition Sub's acceptance of shares of Series A Preferred Stock and Series B Preferred Stock for payment pursuant to the Offer.

(k) Security Holders Agreement. The Company and the Management Holders shall have entered into the Security Holders Agreement with the Purchasers.

(l) Certain Agreements. The provisions of each of the Non-Competition Agreements and Employee Non-Solicitation Agreements entered into as of the date hereof shall not have been amended, modified or supplemented in any respect without the consent of the Purchasers, and such agreements shall be in full force and effect.

(m) Opinion of Counsel. The Company shall have delivered to the Purchasers the opinion of Latham & Watkins LLP and/or other counsel to the Company,

dated as of the Closing Date, which shall include opinions substantially in the form attached hereto as Exhibit D.

(n) Return of Capital and Dividend Payment to Holders of Series A Preferred Stock. Concurrently with or prior to Acquisition Sub's acceptance for payment of shares of Company Stock and Company Options in the Offer, the Company shall make or have made the payments set forth in Section 6.4 hereof (as adjusted).

Section 8.2 Conditions to the Exchange.

The obligations of the parties to effect the Exchange shall be subject to the satisfaction at or prior to the Closing, of each of the following conditions:

(a) No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Exchange shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Law enacted or deemed applicable to the Exchange that makes consummation of the Exchange illegal.

(b) Consummation of the Offer. Acquisition Sub shall have accepted for payment and paid for shares of Company Stock and/or Company Options pursuant to the Offer.

(c) Synergen Transaction. The acquisition of Synergen by the Company shall have been consummated concurrently with the Exchange pursuant to the Synergen Purchase Agreement.

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination.

This Agreement may be terminated at any time prior to the consummation of the Offer:

(a) by mutual consent of the Company and the Purchasers;

(b) by the Purchasers, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (except that where any breach of or statement in a representation or warranty expressly includes a standard of materiality, the existence of such breach or the untruthfulness of such statement shall be measured giving effect to such standard only), in any case such that the conditions and standards set forth in ARTICLE VIII would not be satisfied, provided that the Purchasers may not terminate pursuant to this Section 9.1(b) if Acquisition Sub or the Fund is in material breach or default of any provision of the Agreement and such breach or default is the primary cause of or resulted in such breach by the Company;

(c) by the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of the Purchasers set forth in this Agreement

(except that where any breach of or statement in a representation or warranty expressly includes a standard of materiality, the existence of such breach or the untruthfulness of such statement shall be measured giving effect to such standard only), provided that the Company may not terminate pursuant to this Section 9.1(c) if it is in material breach or default of any provision of the Agreement and such breach or default is the primary cause of or resulted in such breach by the Purchasers;

(d) by either the Purchasers or the Company, if there shall be any final, non-appealable order or injunction imposed by a court of competent jurisdiction preventing the consummation of the Offer or the Exchange;

(e) by either the Purchasers or the Company, if the Offer shall have expired without the acceptance for payment of any shares of Company Stock or Company Options, provided that the right to terminate pursuant to this Section 9.1(e) shall not be available to any party in material breach or default of any provision of this Agreement and such breach or default is the primary cause of or resulted in the expiration of the Offer; or

(f) by the Company if the Purchasers fail to commence the Offer as provided in Section 1.1 hereof within twenty (20) calendar days from the date hereof, or by either the Purchasers or the Company, if the Offer shall not have been consummated on or before January 31, 2005 (provided, that the right to terminate pursuant to this Section 9.1(f) shall not be available to any party in material breach or default of any provision of this Agreement and such breach or default is the primary cause of or resulted in the failure of the Offer to be consummated before such date).

The right of any party hereto to terminate this Agreement pursuant to this Section 9.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

Section 9.2 Effect of Termination.

(a) If this Agreement is terminated, this Agreement (except for Section 7.3, Section 10.8, Section 10.9, Section 10.11, and this Section 9.2, each of which shall survive such termination) shall no longer be of any force or effect and there shall be no liability on the part of any party or any of its directors, managers, officers, stockholders or members except that a non-defaulting party shall be entitled to recover from any defaulting party whatever remedies are available at law.

(b) In the event of termination by the Company or the Purchasers pursuant to Section 9.1 hereof, written notice thereof shall forthwith be given to the other parties and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i) the Purchasers shall return all documents and other material received from the Company relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Company or destroy such documents or other material; and

(ii) all confidential information received by the Purchasers with respect to the Company shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

Section 9.3 Amendment.

This Agreement may not be amended, in whole or in part, except by an instrument in writing signed by the parties hereto.

Section 9.4 Waiver.

(a) At any time prior to the Closing Date, the Company may (i) extend the time for the performance of any of the obligations or other acts of the Purchasers, (ii) waive any inaccuracies in the representations and warranties of the Purchasers contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the Purchasers with any of the agreements or conditions contained herein.

(b) At any time prior to the Closing Date, the Purchasers may (i) extend the time for the performance of any of the obligations or other acts of the Company, (ii) waive any inaccuracies in the representations and warranties of the Company contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the Company with any of the agreements or conditions contained herein.

(c) Any extension or waiver pursuant to this Section 9.4 shall be valid only if set forth in an instrument in writing signed by the party or parties granting such extension or waiver. The provisions of this Section 9.4 shall not be construed as limiting or restricting the availability of specific performance or other injunctive relief to the extent that specific performance or such other relief would otherwise be available. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

ARTICLE X
GENERAL PROVISIONS

Section 10.1 Effectiveness of Representations, Warranties and Agreements.

The representations and warranties of each party hereto shall survive until the earlier of (a) the date that is ninety (90) days following the delivery to the board of managing directors of the Company of the audited financial statements of the Company for the fiscal year ending December 31, 2005 and (b) June 30, 2006. Notwithstanding the foregoing, the representations and warranties of the Selling Stockholders contained in ARTICLE IV of this Agreement shall survive indefinitely. All other agreements of each party shall survive indefinitely except to the extent otherwise limited pursuant to the terms thereof. Notwithstanding any other provision to the contrary herein, if a claim for offset or indemnification pursuant to Section 7.9 hereof is pending with respect to any representation or warranty, such representation or warranty shall survive with respect to such claim until such claim is resolved.

Section 10.2 Notices.

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission (provided that a confirmation copy is sent by another approved means) to the telecopier number specified below:

(a) If to the Purchasers:

OCM/GFI Power Opportunities Fund, L.P.
c/o GFI Energy Ventures LLC
11611 San Vicente Boulevard, Suite 710
Los Angeles, California 90049
Attention: Ian A. Schapiro
Telephone No.: (310) 442-0542
Telecopier No.: (310) 442-0540

with a copy to:

Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
Attention: Anthony T. Iler, Esq.
Telephone No.: (310) 277-1010
Telecopier No.: (310) 203-7199

(b) If to the Company:

SPL WorldGroup B.V.
75 Hawthorne Plaza, 20th Floor
San Francisco, California 94105
Attention: General Counsel
Telephone No.: (415) 357-4767
Telecopier No.: (415) 974-8966

with a copy to:

Latham & Watkins LLP
505 Montgomery Street
Suite 1900
San Francisco, California 94111
Attention: John M. Newell, Esq.
Telephone No.: (415) 391-0600
Telecopier No.: (415) 395-8095

(c) If to the Representative:

Lenard Sidney Israelstam
P.O. Box 1519
Arsof 46920
ISRAEL
Telephone No.: +972-9 956-1625
Telecopier No.: +972-9-956-1415

(d) If to Selling Stockholder(s), to the address(es) on the books and records of the Company.

Section 10.3 Headings.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.4 Assignability.

This Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the parties hereto; provided, however, that neither this Agreement nor any right or obligation hereunder may be assigned by any party without the prior written consent of the other parties hereto; provided, further, that the Purchasers may assign this Agreement and their rights and obligations hereunder to an Affiliate or Affiliates without the consent of the other parties hereto, but no such assignment shall relieve the Purchasers of any of their liabilities or obligations hereunder.

Section 10.5 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.6 Entire Agreement.

This Agreement, together with the Disclosure Schedules and Exhibits hereto, constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, except as otherwise specifically provided in this Agreement.

Section 10.7 Failure or Indulgence Not Waiver; Remedies Cumulative.

No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial

exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Following the Closing, the sole and exclusive remedy at law for the Purchasers (whether such claim is framed in tort, contract or otherwise) arising out of a breach of any representation, warranty, covenant or other agreement in this Agreement other than a claim for fraud shall be a claim by Purchasers for indemnification or offset pursuant to Section 7.9 hereof and, following the Closing, the Company shall have no liability with respect to such breach of any representation, warranty, covenant or other agreement in this Agreement other than a claim for fraud.

Section 10.8 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to rules respecting conflicts of law.

Section 10.9 Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.10 Construction.

All Section and Article references are to this Agreement, unless otherwise expressly provided. As used in this Agreement, (a) "**hereof, "hereunder**", "**herein**" and words of like import shall be deemed to refer to this Agreement in its entirety and not just a particular Section of this Agreement and (b) unless the context otherwise requires, words in the singular number or in the plural number shall each include the singular number or the plural number, words of the masculine gender shall include the feminine and neuter, and, when the sense so indicates, words of the neuter gender shall refer to any gender. No inference concerning the construction of any provisions of this Agreement shall be drawn from the drafting of various provisions of this Agreement by one or the other party; rather, this Agreement shall be construed as the joint work product of both parties. All dollar amounts in this Agreement shall refer to U.S. dollars unless the context otherwise requires. As used in this Agreement, the phrase "***transactions contemplated hereby***", "***transactions* contemplated hereby and thereby**" and words of like import shall not include the transactions contemplated by the Synergen Purchase Agreement.

Section 10.11 Expenses.

In the event the Closing occurs, the Company will be responsible for all reasonable fees and expenses incurred by the Company and the Purchasers. In the event the Closing does not occur, and subject to Section 7.8 hereof, each party shall be responsible for its own expenses (without prejudice, however, to any remedy available to a party as provided in Section 7.9 hereof); provided, however, that the Company shall pay the filing fees for all regulatory and other filings with Governmental Entities made in connection with the transactions contemplated by this Agreement, including without limitation any filings in connection with the HSR Act, so long as Acquisition Sub pays (or reimburses the Company

for) the filing fees for any such filings made by the Purchasers if the failure of the Closing to occur was caused by the breach of this Agreement by any of the Purchasers.

Section 10.12 Exhibits and Schedules.

All exhibits annexed hereto, and all schedules referred to herein, are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

Section 10.13 Jurisdiction, Venue and Service of Process.

In any action or proceeding arising under or relating to this Agreement, any of the agreements referenced herein, or any of the transactions contemplated hereby or thereby, the parties hereto each, and, by tendering any shares of Company Stock or Company Options pursuant to the Offer, each of the Selling Stockholders shall, (i) consent and submit to the exclusive jurisdiction of any state or federal court sitting in the County of Los Angeles, California, (ii) waive any objection that such Person may have had at any time to the laying of such venue of any such proceedings brought in any such court, (iii) waive any claim that such proceedings have been brought in an inconvenient forum and (iv) further waive the right to object with respect to such proceedings that such court does not have any jurisdiction over such Person. Each of the foregoing Persons agrees that refusal to accept service of process properly given in accordance with applicable Law shall be deemed acceptance of such service of process. The agreements contained in this Section 10.13 apply no matter what the form of action, whether in rem, in personam, or any other, or whether based on any statute, rule, regulation or other Law now existing or hereinafter enacted.

Section 10.14 No Third-Party Beneficiaries.

This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.

Section 10.15 Waiver of Jury Trial.

Each party hereby waives to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any transaction contemplated hereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.15.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Company, the Representative and the Fund have caused this Agreement to be executed as of the date first written above by their respective officers and representatives thereunto duly authorized.

THE COMPANY

SPL WORLDGROUP B.V.

By: ______________________
Name: Richard V. Zolezzi
Title: SVP

LENARD SIDNEY ISRAELSTAM
as Representative for the Selling Stockholders

____
Lenard Sidney Israelstam

THE FUND

OCM/GFI POWER OPPORTUNITIES FUND, L.P.

By: GFI Energy Ventures LLC, its General Partner

By: ______________________
Name: Ian Schapiro
Title: Partner

[Share Tender Agreement]

IN WITNESS WHEREOF, the Company, the Representative and the Fund have caused this Agreement to be executed as of the date first written above by their respective officers and representatives thereunto duly authorized.

THE COMPANY

SPL WORLDGROUP B.V.

By:__________________________
Name:
Title:

LENARD SIDNEY ISRAELSTAM
as Representative for the Selling Stockholders



Lenard Sidney Israelstam

THE FUND

OCM/GFI POWER OPPORTUNITIES FUND, L.P.

By: GFI Energy Ventures LLC. its General Partner

By: __________________________
Name: Ian Schapiro
Title: Partner

[Share Tender Agreement]

IN WITNESS WHEREOF, the Company, the Representative and the Fund have caused this Agreement to be executed as of the date first written above by their respective officers and representatives thereunto duly authorized.

THE COMPANY

SPL WORLDGROUP B.V.

By:______________________________
Name:
Title:

LENARD SIDNEY ISRAELSTAM
as Representative for the Selling Stockholders

____
Lenard Sidney Israelstam

THE FUND

OCM/GFI POWER OPPORTUNITIES FUND, L.P.

By: GFI Energy Ventures LLC, its General Partner

By: [signature]
Name: Ian Schapiro
Title: Partner

[Share Tender Agreement]

APPENDIX I

CERTAIN DEFINED TERMS

For purposes of the Share Tender and Exchange Agreement to which this Appendix I is attached (the "**Agreement**"), the term:

"**Acquisition Sub**" shall have the meaning as set forth in the recitals to the Agreement.

"**Affiliate**" means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

"**Agreement to Tender**" shall have the meaning as set forth in the recitals to the Agreement.

"**Applicable Agreements**" means, with respect to any Person, such of the Related Agreements to which the Person is a party, the Synergen Purchase Agreement and any Non-Competition Agreement or Employee Non-Solicitation Agreement to which the Person is a party.

"**Applicable Securities Laws**" shall mean any securities Laws that apply to the Offer.

"**Audit**" shall have the meaning as set forth in Section 7.9(a)(ii) of the Agreement.

"**Audit Notice**" shall have the meaning as set forth in Section 7.9(a)(ii) of the Agreement.

"**Bonus Amount**" shall have the meaning as set forth in Section 7.4 of the Agreement.

"**Bonus Recipient**" shall have the meaning as set forth in Section 7.4 of the Agreement.

"**CES**" means CES International, Inc.

"**CES Acquisition**" means the purchase of the assets of CES contemplated by that certain Asset Purchase Agreement between a Subsidiary of Grapevine and CES dated as of April 28, 2004.

"**CIS**" shall have the meaning as set forth in Section 1.5(b)(ii) of the Agreement.

"**Closing**" shall have the meaning as set forth in Section 2.3 of the Agreement.

"**Closing Date**" shall have the meaning as set forth in Section 2.3 of the Agreement.

"**Claim**" shall have the meaning as set forth in Section 7.9(h)(i) of the Agreement.

"**Code**" shall have the meaning as set forth in Section 3.12(a) of the Agreement.

"**Commercially Available Software**" means ready-to use, prepackaged Software that is (i) commercially available to the public, (ii) not embedded in, otherwise included in, or necessary to provide any of the products or services provided by the Company or any of its Subsidiaries and (iii) replaceable without material delay for less than $25,000.

"**Common Stock**" shall have the meaning as set forth in the recitals to the Agreement.

"**Company**" shall have the meaning as set forth in the first paragraph of the Agreement.

"**Company Board Recommendation**" shall have the meaning set forth in Section 1.2(a) of the Agreement.

"**Company Intangibles**" shall have the meaning set forth in Section 3.14(a) of the Agreement.

"**Company Options**" shall have the meaning as set forth in the recitals to the Agreement.

"**Company Related Losses**" shall have the meaning as set forth in Section 7.9(a) of the Agreement.

"**Company Stock**" shall have the meaning as set forth in the recitals to the Agreement.

"**Company Employee Plan**" shall have the meaning as set forth in Section 3.12(a) of the Agreement.

"**Company Financial Statements**" shall have the meaning as set forth in Section 3.7(a) of the Agreement.

"**Company Interim Financial Statements**" shall have the meaning as set forth in Section 6.1(a)(iv) of the Agreement.

"**Company Material Contracts**" shall have the meaning as set forth in Section 3.10(a) of the Agreement.

"**Company Permits**" shall have the meaning as set forth in Section 3.6 of the Agreement.

"**Competing Transaction**" shall have the meaning as set forth in Section 6.3 of the Agreement.

"**Confidential Information**" shall have the meaning as set forth in Section 7.3 of the Agreement.

"**Contested Claim**" shall have the meaning as set forth in Section 7.9(h)(iii)(B) of the Agreement.

"**Conversion**" shall have the meaning as set forth in Section 8.1(j) of the Agreement.

"**control**" (including the terms "controlled", "controlled by", "controlling" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

"**Covered Parties**" shall have the meaning as set forth in Section 7.9(a) of the Agreement.

"**Disclosing Party**" shall have the meaning as set forth in Section 7.3 of the Agreement.

"**Disclosure Schedules**" shall have the meaning as set forth in the first paragraph of ARTICLE III of the Agreement.

"**Earn Out Payment**" shall have the meaning as set forth in Section 1.5(a) of the Agreement.

"**Earn Out Per Share**" shall have the meaning as set forth in Section 1.5(b)(i) of the Agreement.

"**Earn Out Revenue**" shall have the meaning as set forth in Section 1.5(b)(iii) of the Agreement.

"**Employee**" shall have the meaning as set forth in Section 3.12(a) of the Agreement.

"**Employee Agreement**" shall have the meaning as set forth in Section 3.12(a) of the Agreement.

"**Employee Non-Solicitation Agreement**" shall have the meaning as set forth in the recitals to the Agreement.

"**Encumbrances**" shall mean, with respect to any real or personal, tangible or intangible property, any lien, charge, reservation, right of entry, possibility of reverter, encroachment, easement, right of way, restrictive covenant, lease, security interest (whether based on common law, statute or contract and, including without limitation, any interest arising from any capitalized lease, conditional sale, trust receipt or deposit interest), option, right of first refusal, right of first offer or any other imperfection of title or right by any Person to assert a claim with respect to such property.

"**Environmental Costs**" means, any actual or potential cleanup costs, remediation, removal, or other response costs (which, without limitation, shall include costs to cause the Company to come into compliance with Environmental Laws), investigation costs (including, without limitation, reasonable fees of consultants, counsel, and other experts in

connection with any environmental investigation, testing, audits or studies), losses, liabilities or obligations (including, without limitation, liabilities or obligations under any lease or other contract), payments, damages (including, without limitation, any actual, punitive or consequential damages under any statutory laws, common law cause of action or contractual obligations or otherwise, including, without limitation, damages (a) of third parties for personal injury or property damage or (b) to natural resources), civil or criminal fines or penalties, judgments, and amounts paid in settlement arising out of or relating to or resulting from any Environmental Matters.

"Environmental Laws" means, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq.; the Toxic Substances Control Act, 15 U.S.C. 2601 et seq.; the Water Pollution Control Act, 33 U.S.C. 1251 et seq.; the Clean Air Act, 42 U.S.C. 7501 et seq.; the Occupational Safety and Health Act, 29 U.S.C. 655 et seq. (only to the extent relating to employee exposure to Hazardous Substances); the Emergency Planning and Community Right-to-Know-Act of 1986,42 U.S.C. 11001 et seq., Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. 136 et seq., the Safe Drinking Water Act, 42 U.S.C. 300f et seq., and the Hazardous Materials Transportation Act, 49 U.S.C. 1801, et seq., all rules and regulations promulgated pursuant to any of the above statutes, and any other analogous federal, state, local or foreign law (including common law), statute, rule or regulation governing Environmental Matters, as the same exist as of the Closing Date, including any common law cause of action relating to Environmental Matters or alleging liability to pay Environmental Costs.

"Environmental Matters" means any matter arising out of, relating to, or resulting from pollution, contamination, protection of the environment, human exposure to Hazardous Substances, sanitation, and any matters relating to emissions, discharges, disseminations, releases or threatened releases, of Hazardous Substances into the air, surface water, groundwater, soil, land surface of subsurface, buildings or facilities or otherwise arising out of, relating to, or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

"Environmental Permits" shall have the meaning as set forth in Section 3.23(a) of the Agreement.

"ERISA" shall have the meaning as set forth in Section 3.12(a) of the Agreement.

"ERISA Affiliate" shall have the meaning as set forth in Section 3.12(a) of the Agreement.

"Escrow Agreement" shall have the meaning as set forth in Section 1.4(b) of the Agreement.

"Escrow Amount" shall have the meaning as set forth in Section 1.4(b) of the Agreement.

"Exchange" shall have the meaning as set forth in Section 2.1(a) of the Agreement.

"Exchange Act" shall have the meaning set forth in Section 1.1(a) of the Agreement.

"**Existing Capitalization Documents**" means the Existing Shareholders Agreement; that certain Series A Preferred Stock and Warrant Purchase Agreement, dated as of October 31, 1996, by and among the Company, Technology Crossover Ventures, L.P., Technology Crossover Ventures, C.V., and Bayview Investors, Ltd.; that certain Series A Preferred Stock and Warrant Purchase Agreement, dated as of February 11, 1997, by and among the Company, TCV II, V.O.F., Technology Crossover Ventures II, L.P., TCV II (Q), L.P., TCV II Strategic Partners, L.P., and Technology Crossover Ventures II, C.V.; and that certain Series B Preferred Stock Purchase Agreement, dated as of April 3, 1998, by and among the Company, Technology Crossover Ventures L.P., Technology Crossover Ventures, C.V. and the other parties thereto.

"**Existing Company Business**" shall have the meaning as set forth in Section 1.5(b)(ii) of the Agreement.

"**Existing Shareholders Agreement**" means that certain Amended and Restated Preferred and Common Stock Shareholders Agreement, dated as of July 1, 2000, as amended, by and among the Company and the holders of Company Stock and Company Options signatory thereto.

"**Fund**" shall have the meaning as set forth in the first paragraph of the Agreement.

"**GAAP**" means generally accepted accounting practices applied on a basis consistent with the Company Financial Statements.

"**Governmental Entity**" means any governmental or regulatory authority, either domestic or foreign.

"**Hazardous Substances**" means each and every element, compound, chemical mixture, material, waste or other substance which is defined, determined or identified as toxic, hazardous or extremely hazardous under Environmental Laws or the generation, use, handling, release or discharge of which is regulated under Environmental Laws (including, without limitation, petroleum or any by-products or fractions thereof, any form of natural gas, asbestos and asbestos-containing materials, polychlorinated biphenyls ("**PCBs**") and PCB-containing equipment, radon and other radioactive elements and urea formaldehyde).

"**HSR Act**" shall have the meaning as set forth in Section 3.5(b) of the Agreement.

"**Intangible**" means any name, corporate name, fictitious name, trademark, trademark application, service mark, service mark application, trade name, brand name, product name, slogan, trade secret, know-how, patent, patent application, copyright, copyright application, design, logo, formula, invention, product right, technology or other intangible asset of any nature, whether in use, under development or design, or inactive.

"**IRS**" shall have the meaning as set forth in Section 3.12(b) of the Agreement.

"**Insurance Contracts**" shall have the meaning as set forth in Section 3.16 of the Agreement.

"**Israelstam**" shall have the meaning set forth in the first paragraph of the Agreement.

"**Knowledge**" or "**Known**" means, with respect to any matter in question, that any person listed on Section A-1 of the Disclosure Schedules (i) has actual knowledge of such matter or (ii) would have actual knowledge of such matter after making such inquiry (if any) as a reasonable Person would have made under the circumstances applicable to such matter.

"**Laws**" means all foreign, provincial, federal, state, municipal and local laws, ordinances, codes, statutes, regulations, policies, guidelines, judgments, decisions, orders, rulings or awards, injunctions, decrees or rules enacted, adopted issued or promulgated by any Governmental Entity or general principles of common and civil law and equity.

"**Leased Real Property**" shall have the meaning as set forth in Section 3.19(b) of the Agreement.

"**Leases**" shall have the meaning as set forth in Section 3.10(a) of the Agreement.

"**Letter of Transmittal**" shall have the meaning as set forth in the Recitals to the Agreement.

"**Losses**" shall have the meaning as set forth in Section 7.9(b) of the Agreement.

"**Management Holders**" shall have the meaning set forth in Section 1.1(b) of the Agreement.

"**Material Adverse Effect**" means any change or effect occurring prior to the Closing, that, individually or when taken together with all other such changes or effects occurring prior to the Closing of the same general type, is or is reasonably likely, at the time of such change or effect, to be materially adverse to the assets, financial condition, business, operations or prospects of the Company, as a whole, or to the ability of the Company to consummate the transactions contemplated by this Agreement.

"**Non-Competition Agreement**" shall have the meaning as set forth in the recitals to the Agreement.

"**Notice of Claim**" shall have the meaning as set forth in Section 7.9(h)(i) of the Agreement.

"**Offer**" shall have the meaning as set forth in the recitals to the Agreement.

"**Offer Documents**" shall have the meaning set forth in Section 1.1(f) of the Agreement.

"**Offer Statement**" shall have the meaning set forth in Section 1.1(f) of the Agreement.

"**Offset Threshold**" shall have the meaning as set forth in Section 7.9(d) of the Agreement.

"**OMS**" shall have the meaning as set forth in Section 1.5(b)(ii) of the Agreement.

"**Order**" means, collectively, any order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, rule, decree or award of any Governmental Entity or arbitrator.

"**Organizational Documents**" shall have the meaning as set forth in Section 3.2 of the Agreement.

"**Owned Company Intangibles**" shall have the meaning set forth in Section 3.14(b) Section 3.14(a)of the Agreement.

"**Owned Company Software**" shall have the meaning set forth in Section 3.14(a) of the Agreement.

"**Paying Agents**" shall have the meaning as set forth in Section 1.1(b) of the Agreement.

"**Permitted Liens**" shall have the meaning as set forth in Section 3.20(a) of the Agreement.

"**Person**" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

"**Price Per Share**" shall have the meaning as set forth in Section 1.3(a)(i) of the Agreement.

"**Proceeding**" means any demand, claim, action, suit, litigation, arbitration, administrative hearing, audit, investigation or other proceeding of any kind, at law or in equity, including actions or proceedings seeking injunctive relief.

"**Purchaser Representatives**" shall have the meaning as set forth in Section 6.2 of the Agreement.

"**Purchasers**" shall have the meanings as set forth in the first paragraph of the Agreement.

"**Recipient**" shall have the meaning as set forth in Section 7.3 of the Agreement.

"**Recommendation Documents**" shall have the meaning set forth in Section 1.2(b) of the Agreement.

"**Recommendation Statement**" shall have the meaning set forth in Section 1.2(b) of the Agreement.

"Representative" shall have the meaning as set forth in Section 7.9(g) of the Agreement.

"Related Agreements" means the Agreement to Tender and the Security Holders Agreement.

"Returns" shall have the meaning as set forth in Section 3.13(e) of the Agreement.

"Security Holders Agreement" shall have the meaning as set forth in the recitals to the Agreement.

"Selling Stockholders" shall have the meaning as set forth in Section 1.4 of the Agreement.

"Series A Common Stock" shall have the meaning set forth in the recitals to the Agreement.

"Series A Preferred Stock" shall have the meaning set forth in the recitals to the Agreement.

"Series B Preferred Stock" shall have the meaning set forth in the recitals to the Agreement.

"Series B Common Stock" shall have the meaning set forth in the recitals to the Agreement.

"Series C Common Stock" shall have the meaning set forth in the recitals to the Agreement.

"Significant Relationship" shall have the meaning as set forth in Section 3.11(a) of the Agreement.

"Software" means any computer program, operating system, applications system, firmware or software of any nature, including all object code, source code, technical manuals, user manuals and other documentation therefor, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

"Spread Value" shall have the meaning as set forth in Section 1.1(b) of the Agreement.

"Stockholder Related Losses" shall have the meaning as set forth in Section 7.9(b) of the Agreement.

"Subsidiary" or **"Subsidiaries"** of the Company, a Purchaser or any other Person, means any corporation, partnership, joint venture or other legal entity of which the Company, such Purchaser, or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the

stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

"**Synergen**" shall have the meaning set forth in the recitals to the Agreement.

"**Synergen Purchase Agreement**" shall have the meaning set forth in the recitals to the Agreement.

"**Tangible Property**" shall have the meaning asset forth in Section 3.22 of the Agreement.

"**Target Cash**" shall have the meaning as set forth in Section 7.9(a)(ii) of the Agreement.

"**Target Tangible Net Worth**" shall have the meaning as set forth in Section 7.9(a)(ii) of the Agreement.

"**Tax**" or "**Taxes**" shall have the meaning as set forth in Section 3.13(e) of the Agreement.

"**Third-Party Claim**" shall have the meaning as set forth in Section 7.9(h)(i) of the Agreement.

"**Withholding Amount**" shall have the meaning as set forth in Section 1.4 of the Agreement.

"**Year End Debt**" shall have the meaning as set forth in Section 7.9(a)(ii) of the Agreement.

"**Year End Tangible Net Worth**" shall have the meaning as set forth in Section 7.9(a)(ii) of the Agreement.

The Letter of Transmittal (or a facsimile thereof) and any other required documents should be sent or delivered by each holder of Securities or such holder's broker, dealer, commercial bank, trust company or other nominee to the Paying Agent at its addresses or facsimile numbers set forth below.

The Paying Agent for the Offer is:

The Bank of New York

By Regular Mail:

The Bank of New York
P.O. Box 396
East Syracuse, NY 13057
Attn: CT TR Redemptions

By Registered or Certified Mail or Overnight Delivery:

The Bank of New York
111 East Sanders Creek Parkway
Corporate Trust Redemptions
East Syracuse, NY 13057

By Facsimile Transmission:

1-315-414-3130 or
1-315-414-3100

For information, call:

1-800-254-2826

Questions and requests for assistance may be directed to the Paying Agent at the telephone number and location listed above. Additional copies of this Offer to Purchase, the Letter of Transmittal or any other tender offer materials may be obtained from the Paying Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.